12/1

04046504

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aeon Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 08 2004
THOMSON
FINANCIAL

FILE NO. 82- 34806 FISCAL YEAR 2-20-04

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 12/7/04

Issuer	File Number
AEON Co., Ltd.	82- 34806

AR/S
2-20-04

AEON Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ÆON

ÆON Co.,Ltd.

1-5-1 Nakase, Mihama-ku, Chiba-city, Chiba 261-8515, Japan
TEL.043-212-6098 FAX.043-212-6813

Issuer	File Number
AEON Co., Ltd.	82- 34806

November 29, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: AEON Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Dear Sir/ Madam:

We, AEON Co., Ltd. which is a joint stock corporation incorporated under the laws of Japan, obtained exceptive relief from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 available to foreign private issuers pursuant to Rule 12g3-2(b) (the "Exceptive Relief") on August 5, 2004, and we hereby furnish the following information to the Securities and Exchange Commission in order to maintain the status of the Exceptive Relief.

The following list is the information that we have disclosed since August 6, 2004 to date. The item 1, 2 and 3, which we have made public pursuant to the laws of Japan, are briefly explained in ANNEX A, the item 4, 5, 6 and 7, which we have filed with the Stock Exchange, are summarized in ANNEX B, and item 8,which we have distributed to our security holders, is attached as ANNEX C.

ANNEX A

1. Extraordinary Report dated July 16, 2004 and the amendment thereto dated August 9, 2004 in connection with the international offering of the common stock of AEON
2. Semi-Annual Securities Report dated November 18, 2004
3. Amended Shelf Registration Statement dated November 18, 2004

ANNEX B

4. Notice of Settlement of number of shares issued and allotted to the third party
5. 20th Anniversary of Jaya Jusco Stores Bhd.
6. Brief Statement Annual Financial Results (Fiscal year ended February 20, 2004)
7. Today's announcement of CFS corporation

ÆON

ANNEX C

8. Annual Report 2004 (Fiscal year ended February 20, 2004)

In the event that any questions should arise in connection with this matter, please contact Hiromoto Hiramatu in Finance and Accounting Division at h_hiramatu@aeon.biz.

Sincerely yours,

Koji Iida
General Manager
Finance and Accounting Division
AEON Co., Ltd.

ANNEX A

1. Extraordinary Report dated July 16, 2004 and the amendment thereto dated August 9, 2004 in connection with the international offering of the common stock of AEON

   Extraordinary Report stating the international issuance and the international offering of shares of the common stock of AEON filed with the Director of Kanto Local Finance Bureau.

2. Semi-Annual Securities Report dated November 18, 2004

   Semi-Annual Securities Report stating the results for the relevant fiscal year filed with the Director of Kanto Local Finance Bureau.

3. Amended Shelf Registration Statement dated November 18, 2004

   Amended Shelf Registration Statement in which Semi-Annual Securities Report dated November 18, 2004 was added to the reference information in the Shelf Registration Statement filed with the Director of Kanto Local Finance Bureau.

ANNEX B

August 11, 2004

To Whom It May Concern

Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code #: 8267)
Contact: Corporate Communication
Manager: Yuiken Tsutsumi
TEL: 043-212-6042

Notice of Settlement of number of shares issued and allotted to the third party

As of July 16, Aeon offered new share to the public and the over-allotted shares, at the same time President & Representative Executive Officer of our company decided to allot our common stock to a third party due to the notice of purchasing all the shares.

Details are in the following;

(1) Total Issued Shares:	2,430,000 shares (Number of shares to be issued 2,430,000)
(2) Total Values of Issued Shares:	¥8,337,330,000 (¥3,431 per share)
(3) Offering Date:	Aug 16 (Mon.), 2004
(4) Due Date of Payment:	Aug 17 (Tues.), 2004

ANNEX B

September 14, 2004
AEON Co., Ltd.

20th Anniversary of Jaya Jusco Stores Bhd.

Holding "Malaysia tree-planting activity" as a memorial event on September 15, 2004

Taking advantage of 20th Anniversary, Jaya Jusco Stores, one of Aeon group companies operating its retail business in Malaysia is pleased to announce that effective from 15 September 2004, the company changes its name to AEON Co., (M) Bhd. and holds "Malaysia tree-planting activity" as a memorial event.

Aeon will change names of affiliated companies which operate general merchandise store business in Asia from "Jusco" to "Aeon" for the further development in Asia. Through this change, Aeon wish to establish and penetrate Aeon brand into Asia, and each company in Asia will have a greater role in integrating management resources (develop a common infrastructure etc.) within Aeon and adding more value to our group while promoting the development of shopping center that will play a key role as a corporate citizen within a local community.

ANNEX B

October 5, 2004

Brief Statement of Interim Financial Results for the Fiscal Year ended February 2005

Name of the Listed Company: AEON Co., Ltd.
Securities Exchange where Listed: The First Section of Tokyo Stock Exchange
Security Code Number: 8267
Location of Head Office: Chiba-pref.
URL: http://www.aeon.info
Representative: Motoya Okada, Director and Representative Executive Officer
For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-43-212-6042 (Pilot Number)
Date of the Meeting of the Board of Directors approving the Closing Account:October 5, 2004
US GAAP: Not applicable

1. Consolidated Earnings of Interim Fiscal Year ended August 2004 (February 21, 2004~August 20, 2004)

(1) Consolidated Operating Result

	Total Revenues		Operating Income		Recurring Profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Interim Fiscal Year ended August 2004	2,057,027	29.0	63,470	21.6	69,185	34.5
Interim Fiscal Year ended August 2003	1,594,313	6.8	52,195	△10.4	51,434	△9.6
Fiscal Year ended February 2004	3,546,215		132,212		131,354	

	Interim Net Income		Interim Net Income per Share	Interim Net Income per Share after adjustment of potential shares
	Millions of Yen	(%)	Yen	Yen
Interim Fiscal Year ended August 2003	28,353	53.9	84.64	—
Interim Fiscal Year ended August 2002	18,418	△6.6	55.31	—
Fiscal Year ended February 2003	55,316		165.57	—

Note 1 Non-consolidated Subsidiaries on Equity Method Investment Profit and Loss:

Interim Fiscal Year ended August 2004 1,498 (millions of yen)

Interim Fiscal Year ended August 2003 118 (millions of yen)

Fiscal Year ended February 2004 652 (millions of yen)

Note 2 Average Number of Shares Outstanding (consolidated):

Interim Fiscal Year ended August 2004 334,973,083 shares

Interim Fiscal Year ended August 2003 333,025,802 shares

Fiscal Year ended February 2004 333,024,536 shares

Note 3 Amendment to Accounting Method: Not applicable

Note 4 The percentage indications of Total Revenues, Operating Income, Recurring Profit and Interim Net Income show the rate change compared to previous interim period.

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
Interim Fiscal Year ended August 2004	2,748,859	602,898	21.9	1,663.42
Interim Fiscal Year ended August 2003	2,151,067	439,537	20.4	1,319.84
Fiscal Year ended February 2004	2,609,271	479,090	18.4	1,438.08

Note Number of shares outstanding on term end (consolidated):

Interim Fiscal Year ended August 2004 362,445,946 shares

Interim Fiscal Year ended August 2003 333,024,097 shares

Fiscal Year ended February 2004 333,021,215 shares

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Closing Balance of Cash and Cash Equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Interim Fiscal Year ended August 2004	513	△53,101	96,080	326,206
Interim Fiscal Year ended August 2003	74,712	△73,497	17,816	115,952
Fiscal Year ended February 2004	174,050	74,083	△63,020	281,723

(4) Matters concerning the Range of Consolidation and Equity Method

Number of Consolidated Subsidiaries: 129

Number of Equity Method Affiliates: 28

(5) Changes in the Range of Consolidation and Equity Method

Number of New Consolidated Subsidiaries: 4

Number of Excluded Consolidated Subsidiaries: 4

Number of New Equity-Method Affiliates: 2

Number of Excluded Equity-Method Affiliates: 2

2. Forecast of Consolidated Earnings Fiscal Year ending February 2005 (February 21, 2004~February 20, 2005)

	Total Revenues	Operating Income	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Whole Fiscal Year	4,100,000	157,000	160,000	66,000

[Footnotes: Translation Omitted]

(Attachment)

Status of Business Group


<<GENERAL MERCHANDISE STORE >>
(GMS)
Consolidated Subsidiaries
AEON Kyushu Co., Ltd.
Ryukyu JUSCO Co., Ltd.
AEON STORES (HONG KONG) CO. LTD.
JAYA JUSCO STORES BHD.
MYCAL Corporation
+6 others
Equity-MethodAffiliates
Posful Corporation
Supply of merchandise
Rendering of service
Supply of merchandise
(Supermarkets)
Consolidated Subsidiaries
Maxvalu Hokkaido Co., Ltd.
Maxvalu Tohoku Co., Ltd.
Maxvalu Tokai Co., Ltd
Maxvalu Chubu Co., Ltd.
Maxvalu Nishinihon Co., Ltd.
Maxvalu Kyushu CO., Ltd
+3 others
Equity-Method Affiliates
Kasumi Co., Ltd.
(GMS)
AEON Co., Ltd.
(A Company That Files the Consolidated Financial Statement)
(Convenience Stores)
Consolidated Subsidiaries
Ministop Co., Ltd.
+2 others
Supply of merchandise
Supply of merchandise
(Other Retail Stores)
Consolidated Subsidiaries
Tachibana Department Store Co., Ltd. (Department Store)
+2 others
Equity-Method Affiliates
Sunday Co., Ltd. (Homecenter)
+ 2 others
In store branch
Store development and lease
Credit operating consignment
Offering of various services
In store branch
<<Specialty Store Operations>>
Consolidated Subsidiaries
Cox Co., Ltd.
The Talbots, Inc.
Blue Grass Co., Ltd.
Nustep Co., Ltd.
AEON Forest Co., Ltd.
+22 others
Equity-Method Affiliates
Claire's Nippon Co., Ltd.
Medical Ikkou Co., Ltd.
Green cross·Coa Co., Ltd
Kraft Inc.
Terashima Co.,Ltd.
+2 others
<<Development Operations>>
Consolidated Financial Statement Filing Company
AEON Co., Ltd.
Consolidated Subsidiaries
AEON Mall Co., Ltd.
+20 others
Equity-Method Affiliates
Diamond City Co., Ltd.
+ 8 others
<<Service and Other Operations>>
Consolidated Subsidiaries
AEON Credit Service Co., Ltd.
AEON Credit Service (Asia) Co., Ltd.
AEON Thana Sinsap (Thailand) Plc. (Finance)
AEON Fantasy Co., Ltd. (Amusement)
Gourmet D'Or Co., Ltd. (Restaurant)
Japan Maintenance Co., Ltd.
AEON Techno Service Co., Ltd. (Maintenance)
Aic,Inc. (Import and Export and Wholesale trade)
+47 others
Equity-Method Affiliates total 7

[Footnotes: Translation Omitted]

Management Policy

1. Basic Management Policy
[Translation Omitted]

2. Medium and Long Term Management Strategy
(1) Long Term Aim: to realize "Global 10" and aim to become world-class
[Translation Omitted]
(2) Medium Term Management Strategy
[Translation Omitted]
① Promotion of Group Growth Strategy
[Translation Omitted]
② Establishment of Group Financial Ground which support growth
[Translation Omitted]
③ Establishment of Corporate Ethics
[Translation Omitted]

3. Promotion of "Corporate Governance Reforms" and "Group Management Reforms"
(1) Status of the Implementation of Measures related to Corporate Governance
① Company with Committees System in AEON Co., Ltd.
[Translation Omitted]
② Status of the Implementation of Efforts for Improving Corporate Governance in Current Intermediary Period
[Translation Omitted]
(2) Status of the Implementation of Group Management Reforms
[Translation Omitted]

4. Promotion of New Brand Strategy
(1) Basic Concept: " From Retail Business to Shopping Business"
[Translation Omitted]
(2) Status of Deployment
① Sending New Brand Message "singing AEON"
[Translation Omitted]
② 10th Anniversary of Top Valu and its Further Development
[Translation Omitted]

5. Execution of Social Responsibility as Corporate Citizen
[Translation Omitted]

6. New Initiatives for Group Growth

(1) Stock Issuing and Stock Offering
[Translation Omitted]

(2) Establishment of Aeon (China) Co., Ltd.
[Translation Omitted]

7. Basic Policy related to Lowering Dividends/Minimum Trading Unit for Securities
[Translation Omitted]

Operating Results and Financial Conditions

1. Operating Results
(Outline of Current Intermediary Period)

① Status of General Performance
[Translation Omitted]

② Status of Segments by Types of Business
[Translation Omitted]

2. Financial Conditions
[Translation Omitted]

3. Prospects of Full Period
[Translation Omitted]

INTERIM CONSOLIDATED BALANCE SHEET

(unit: millions of yen)

Item	This Interim Consolidated Fiscal Period End (August 20, 2004)		Previous Interim Consolidated Fiscal Period End (August 20, 2003)		Condensed Consolidated Balance Sheet of the Previous Fiscal Year	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)		%		%		%
I Current Assets						
1 Cash on hand and in bank	341,001		120,732		286,588	
2 Notes receivable and accounts receivable	188,749		191,131		173,763	
3 Securities	5,499		9,673		4,283	
4 Merchandise inventories	275,987		206,361		267,066	
5 Deferred tax assets	27,496		14,007		16,706	
6 Finance receivables	325,987		285,659		304,293	
7 Others	94,629		73,755		90,099	
Allowance for doubtful accounts	(19,221)		(15,201)		(16,353)	
Total Current Assets	1,240,131	45.1	886,120	41.2	1,126,477	43.2
II Fixed Assets						
(1) Tangible Fixed Assets						
1 Buildings and structures	593,433		502,210		560,451	
2 Furnirture and fixtures	92,358		73,408		83,841	
3 Land	249,125		195,121		247,111	
4 Construction in progress	9,337		7,682		9,610	
5 Others	315		239		314	
Total tangible fixed assets	944,570	34.4	778,302	36.2	901,329	34.5
(2) Intangible Fixed Assets						
1 Software	29,200		–		27,956	
2 Others	28,375		59,372		33,555	
Total Intangible Fixed Assets	57,575	2.1	59,372	2.7	61,512	2.4
(3) Investments and other assets						
1 Investment securities	111,093		89,841		114,867	
2 Deferred tax assets	25,029		39,348		33,376	
3 Fixed leasehold deposits to lessors	324,128		268,687		334,126	
4 Temporary account for lease	8,117		5,050		3,288	
5 Others	110,157		49,364		112,714	
Allowance for doubtful accounts	(72,581)		(25,018)		(78,391)	
Total investment and other assets	505,945	18.4	427,272	19.9	519,981	19.9
Total fixed assets	1,508,091	54.9	1,264,947	58.8	1,482,823	56.8
III Deferred Assets	636	0.0	–	–	–	–
Total of Assets	2,748,859	100.0	2,151,067	100.0	2,609,271	100.0

Item	This Interim Consolidated Fiscal Period End (August 20, 2004)		Previous Interim Consolidated Fiscal Period End (August 20, 2003)		Condensed Consolidated Balance Sheet of the Previous Fiscal Year	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%		%
I Current Liabilities						
1 Notes and accounts payable - trade	476,584		369,028		480,589	
2 Short-term borrowings (other than commercial paper)	122,461		105,505		93,182	
3 Curernt portion of long-term debt	107,884		103,798		78,674	
4 Current portion of bonds	2,640		-		-	
5 Commercial paper	-		31,000		33,000	
6 Income taxes payable	22,962		20,063		26,654	
7 Accrued bonuses	9,679		9,392		8,629	
8 Provision for store closing expenses	2,779		5,186		4,105	
9 Current portion of obligations under reorganization proceedings	45,860		-		48,040	
10 Notes payable for properties	62,820		37,293		42,013	
11 Others	215,828		170,831		212,545	
Total current liabilities	1,069,500	38.9	852,100	39.6	1,027,435	39.4
II Fixed Liabilities						
1 Bonds	145,200		137,850		137,915	
2 Long-term debt	365,656		355,351		367,228	
3 Deferred tax liabilities	10,391		7,897		8,762	
4 Reserves for retirement grants	32,685		34,718		64,100	
5 Reserves for retirement grants for retiring Directors and Corporate Auditors	1,346		1,587		1,654	
6 Provision for store closing expenses	3,842		2,678		3,886	
7 Provision for contingent liabilities	2,839		1,204		3,804	
8 Obligations under reorganization proceedings	80,978		-		94,314	
9 Lease deposits from lessees	149,736		146,392		147,580	
10 Negative goodwill	82,291		-		87,904	
11 Others	8,363		7,335		8,955	
Total Fixed Liabilities	883,333	32.2	695,016	32.3	926,106	35.5
Total of Liabilities	1,952,833	71.1	1,547,116	71.9	1,953,542	74.9
(Minority Interests)						
Minority Interests	193,126	7.0	164,413	7.7	176,638	6.7
(Equity)						
I Common stock	101,798	3.7	51,296	2.4	51,296	2.0
II Capital surplus	167,709	6.1	117,235	5.5	117,235	4.5
III Retained earnings	321,543	11.7	263,036	12.2	300,101	11.5
IV Unrealized gain on available-for-sale securities	13,355	0.4	5,154	0.2	14,185	0.5
V Foreign currency translation adjustments	(794)	(0.0)	3,489	0.1	(3,041)	(0.1)
VI Treasury Stock-at cost	(713)	(0.0)	(674)	(0.0)	(687)	(0.0)
Total of equity	602,898	21.9	439,537	20.4	479,090	18.4
Total of Liabilities, Minority Interests and Equity	2,748,859	100.0	2,151,067	100.0	2,609,271	100.0

INTERIM CONSOLIDATED PROFIT AND LOSS STATEMENT

(unit: millions of yen)

Item	This Interim Consolidated Fiscal Period End (February 21, 2004 – August 20, 2004)		Previous Interim Consolidated Fiscal Period End (February 21, 2003 – August 20, 2003)		Condensed Consolidated Profit and Loss Statement of the Previous Fiscal Year (February 21, 2003 – February 20, 2004)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
I Net sales	1,881,480	100.0	1,469,289	100.0	3,258,628	100.0
II Cost of sales	1,361,269	72.4	1,047,192	71.3	2,343,430	71.9
Gross profit on sales	520,211	27.6	422,096	28.7	915,198	28.1
III Rental and other revenues	175,546	9.4	125,024	8.5	287,587	8.8
Gross profit	695,758	37.0	547,120	37.2	1,202,785	36.9
IV Selling, general and administrative expenses	632,287	33.6	494,924	33.6	1,070,573	32.8
Operating Income	63,470	3.4	52,195	3.6	132,212	4.1
V Non-operating income	11,139	0.6	4,353	0.3	10,781	0.3
Interest income	660		443		1,006	
Dividend income	681		477		738	
Amortizaition of negative goodwill-net	4,845		375		2,158	
Equity in earnings of affiliated companies	1,498		118		652	
Penalties from tenants	450		550		1,028	
Others	3,002		2,387		5,196	
VI Non-operating expenses	5,424	0.3	5,115	0.4	11,639	0.4
Interest expense	3,492		3,721		7,437	
Others	1,931		1,393		4,202	
Recurring profit	69,185	3.7	51,434	3.5	131,354	4.0
VII Special profit	13,175	0.7	4,757	0.3	13,571	0.5
Gain on sale of fixed assets	1,432		672		1,260	
Gain on sale of investment securities	1,831		1,197		5,716	
Gain on provision for allowance for doubtful accounts	716		877		-	
Gain on provision for store closing expenses	508		836		1,566	
Gain from forgiveness of debt	1,524		-		-	
Gain on provision for reserves for retirement grants	3,322		-		-	
Others	3,839		1,174		5,028	
VIII Special loss	23,379	1.3	8,698	0.6	19,207	0.6
Loss on retirement of fixed assets	1,486		1,482		3,805	
Appraisal loss from investment securities	-		1,467		-	
Loss from store closing	-		736		1,577	
Write-off cost for fixed assets	3,040		1,004		780	
Loss on sale of fixed leasehold deposits to lessors	2,584		-		-	
Loss on revision of retirement benefit plan	7,006		-		-	
Others	9,260		4,008		13,044	
Interim Income before income taxes and minority interests	58,981	3.1	47,493	3.2	125,718	3.9
Current income tax	18,856		22,054		48,124	
Deffered income tax	(464)		(3,059)		(498)	
Sub total	18,392	1.0	18,994	1.3	47,625	1.5
Minority interests in net income	12,236	0.6	10,080	0.6	22,777	0.7
Interim(This period)Net income	28,353	1.5	18,418	1.3	55,316	1.7

INTERIM STATEMENT OF CONSOLIDATED SURPLUS

(unit: millions of yen)

Item	This Interim Consolidated Fiscal Period End (February 21, 2004 – August 20, 2004)		Previous Interim Consolidated Fiscal Period End (February 21, 2003 – August 20, 2003)		Condensed Consolidated Statement of Consolidated Surplus of the Previous Fiscal Year (February 21, 2003 – February 20, 2004)	
Capital surplus						
I Initial balance of capital surplus		117,235		117,235		117,235
II Increase in capital surplus						
Issue of new shares by capital increase	50,472		-		-	
Gain on disposal of treasury stocks	1	50,474	0	0	0	0
III Interim Term End Closing Balance of capital surplus		167,709		117,235		117,235
Retained earnings						
I Initial Balance of retained earnings		300,101		252,043		252,043
II Increase in retained earnings						
Interim(This Period) Net Income	28,353		18,418		55,316	
Others	663	29,017	270	18,688	441	55,758
III Decrease inretained earnings						
Dividends	7,326		7,326		7,326	
Bonus to directors and corporate auditors	249	7,576	369	7,696	373	7,699
IV Interim term End Closing balance of retained earnings		321,543		263,036		300,101

INTERIM STATEMENT OF CONSOLIDATED CASH FLOW

(unit: millions of yen)

Item	This Interim Consolidated Fiscal Period (February 21, 2004 August 20, 2004)	Previous Interim Consolidated Fiscal Period (February 21, 2003 August 20, 2003)	Previous Consolidated Fiscal Period (February 21, 2003 February 20, 2004)
I Cash Flows from Operating Activiries			
Interim Income before income taxes and minoriLy interests	58,981	47,493	125,718
Depreciation expenses	46,870	37,703	78,191
Amortization of fixed assets	3,040	1,004	780
Amortization of negative goodwill-net	(4,845)	(375)	(2,158)
Increase in allowance for doubtful accounts	13,261	2,001	(1,401)
Increase (decrease) in reserves for bonus	996	1,465	(663)
Increase (decrease) in employees retirement benefit	1,934	2,587	3,399
Increase (decrease) in provision for store closing expenses	(1,033)	(394)	(2,466)
Interest and dividend income	(1,342)	(921)	(1,744)
Interest expense	3,492	3,721	7,437
Foreign exchange gain (loss)	109	(166)	(33)
Gain (loss) on equity-method investment	(1,498)	(118)	(652)
Gain on sale of fixed assets	(1,432)	(672)	(1,260)
Loss on sale or retirement of fixed assets	2,022	1,913	5,139
Loss on sale of fixed leasehold deposits to lessors	2,584	-	-
Appraisal loss on fixed assets	-	297	-
Capital gain (loss) on sale of securities	(1,619)	(1,137)	(5,142)
Appraisal loss on securities	50	1,467	126
Gain from forgiveness of debt	(1,524)	-	-
Gain on provision for reserves for retirement grants	(3,322)	-	-
Loss on revision of retirement benefit	7,006	-	-
Increase in trade receivable	(45,735)	(30,227)	(23,939)
Decrease(increase) in inventory assets	(7,277)	4,983	(4,495)
Increase(decrease) in notes and accounts payable-trade	(5,913)	26,347	32,635
Increase (decrease) in other assets or debt	(2,985)	12,629	21,642
Orhers	1,233	(603)	788
Sub-total	63,055	108,998	231,899
Interest and dividend received	1,549	1,125	1,913
Interest paid	(3,330)	(3,771)	(7,423)
Purchases of transition to defined contribution pension plan	(37,598)	-	-
Income taxes, etc.	(23,162)	(31,640)	(52,338)
Cash Flows from Operating Activities	513	74,712	174,050
II Cash Flows from Investing Activities			
Purchases of marketable securities	(4,999)	(4,909)	(8,899)
Proceeds from sale of marketable securities	4,765	5,998	13,973
Purchases of properties	(77,244)	(56,799)	(133,239)
Proceeds from sale of properties	15,599	4,543	26,492
Purchases of investment securities	(3,001)	(14,654)	(19,431)
Proceeds from sales of investment securities	11,092	87	2,578
Cash received (paid) in conjunction with the purchases of consolidated subsidiaries	(1,872)	(3,991)	195,476
(Payments for) proceeds from sales of consolidated subsidiaries	-	(348)	(1,156)
Paymenrs for fixed leasehold deposits to lessors	(12,265)	(11,521)	(20,735)
Collection of fixed leasehold deposits to lessors	15,027	5,428	15,700
Proceeds from lease deposits from lessees	8,446	10,835	20,404
Repayments of lease deposits from lessees	(8,743)	(5,973)	(15,650)
Others	94	(2,193)	(1,427)
Cash Flows from Investing Activities	(53,101)	(73,497)	74,083
III Cash Flows from Financing Activities			
Net increase (decrease) in short-term borrowings	(13,355)	7,687	(126)
Proceeds from long-term debt	69,116	50,540	101,697
Repayments of long-term debt	(43,296)	(41,747)	(107,759)
Proceeds from Issue of bonds	9,935	9,934	9,934
Repayments of redemption of debenture	(25)	-	(25)
Proceeds from issue of shares	100,210	-	-
Repayments of obligations under reorganization proceedings	(8,333)	-	(66,080)
Proceeds from issuance of subsidiaries' stock to minority shareholders	4,776	3,740	4,592
Repurchases of subsidiaries' stock from minority sbareholders	(2,247)	(2,232)	(3,196)
Dividends paid to shareholders	(7,326)	(7,326)	(7,326)
Dividends paid to minority shareholders	(3,355)	(2,768)	(4,700)
Others	(10,019)	(10)	9,969
Cash Flows from Financing Activities	96,080	17,816	(63,020)
IV Foreign currency translation adjustment on cash and cash equivalents	990	127	(2,468)
V Net increase in cash and cash equivalents	44,483	19,159	182,645
VI Initial cash and cash equivalents	281,723	96,793	96,793
VII Initial cash and cash equivalents (new consolidated subsidiary)	-	-	2,284
VIII Closing balance of cash and cash equivalents	326,206	115,952	281,723

Important Matters in Forming the Basis of Preparing the Interim Consolidated Financial Charts
[Translation Omitted]

Amendments in Accounting Processing Method
[Translation Omitted]

Amendments in Indication Method
[Translation Omitted]

Additional Information
[Translation Omitted]

Footnotes
[Translation Omitted]

October 5, 2004

Brief Statement of Interim Financial Results for the Fiscal Year ended February 2005

(Non-consolidated)

Name of the Listed Company: AEON Co., Ltd.

Securities Exchange where Listed: The First Section of Tokyo Stock Exchange

Security Code Number: 8267

Location of Head Office: Chiba-pref.

URL: http://www.aeon.group.net

For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)

Telephone: +81-043-212-6042 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account:

October 5, 2004

Interim dividend Not applicable

Adoption of unit system for shares applicable (100 shares for 1 unit)

1. Earnings of Interim Fiscal Year ended August 2004 (February 21, 200~August 20, 2004)

(1) Operating Result

	Total Revenues		Operating Income		Recurring Profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Interim Fiscal Year ended August 2004	891,749	4.5	1,605	△68.0	7,607	△15.9
Interim Fiscal Year ended August 2003	853,572	3.8	5,023	△54.4	9,045	△32.1
Fiscal Year ended February 2004	1,764,365	3.7	24,017	△25.5	27,593	△18.5

	Net Income		Net Income per Share
	Millions of yen	(%)	Yen
Interim Fiscal Year ended August 2004	4,535	0.1	13.54
Interim Fiscal Year ended August 2003	4,532	△33.4	13.61
Fiscal Year ended February 2004	15,795	△7.6	47.43

Note 1 Average Number of Shares Outstanding:

Interim Fiscal Year ended August 2004	334,973,083 shares
Interim Fiscal Year ended August 2003	333,027,099 shares
Fiscal Year ended February 2004	333,025,256 shares

Note 2 Amendment to Accounting Method: not applicable

Note 3 The percentage indications of Net Sales, Operating Income, Recurring Profit and [Interim] Net Income show the rate change compared to previous period.

(2) Condition of Dividends

	Interim Dividends per Share	Annual Dividends per Share
	Yen	Yen
Interim Fiscal Year August 2004	-	-
Interim Fiscal Year August 2003	-	-
Fiscal Year February 2004	-	22.00

(3) Financial Condition

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
Interim Fiscal Year ended August 2004	1,077,748	409,356	38.0	1,129.43
Interim Fiscal Year ended August 2003	960,350	292,616	30.5	878.66
Fiscal Year ended February 2004	980,148	307,846	31.4	924.40

Note 1 Number of shares outstanding on term end:

Interim Fiscal Year ended August 2004	362,445,946 shares
Interim Fiscal Year ended August 2003	333,025,394 shares
Fiscal Year ended February 2004	333,021,215 shares

Note 2 Number of treasury stock on term end:

Interim Fiscal Year ended August 2004	258,728 shares
Interim Fiscal Year ended August 2003	249,280 shares
Fiscal Year ended February 2004	253,459 shares

2. Forecast of Earnings Fiscal Year ending February 20, 2005 (February 21, 2004~February 20, 2005)

	Total Revenues	Operating Income	Recurring Profit	Net Earnings	Annual Dividends per Share	
					Year-end	
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen	Yen
Whole Fiscal Year	1,820,000	27,000	32,500	18,000	11.0	11.0

[Footnotes: translation omitted]

Balance Sheet <AEON>

(unit:millions of yen)

Item	This Interim Fiscal Year (Augnst 20, 2004) Amount		Ratio	Previous Interim Fiscal Year (August 20, 2003) Amount		Ratio	Condensed Balance Sheet (February 20, 2004) Amount		Ratio
(Assets)			%			%			%
Ⅰ Current Assets									
Cash on hand and in bank	81,690			20,422			17,363		
Notes receivable	355			308			400		
Accounts receivable	16,074			12,536			13,819		
Merchandis e inventories	122,023			112,714			120,388		
Others	53,790			41,020			35,703		
Allowance for doubtful accounts	(147)			(129)			(144)		
Total Current Assets		273,787	25.4		186,871	19.5		187,530	19.1
Ⅱ Fixed Assets									
Tangible Fixed Assets									
Buildings	234,217			220,840			217,725		
Land	87,128			88,384			87,801		
Others	50,713			45,650			47,916		
Total tangible fixed assets		372,059	34.5		354,875	36.9		353,443	36.1
Intangible Fixed Assets		23,675	2.2		23,272	2.4		26,307	2.7
Investments and other assets									
Investment securities	56,638			46,473			47,447		
Stock of subsidiaries and affiliates	123,605			99,213			130,058		
Fixed leasehold deposits to lessors	182,218			199,339			186,337		
Others	86,450			86,760			89,739		
Allowance for doubtful accounts	(41,323)			(36,456)			(40,715)		
Total of investments and other assets		407,589	37.8		395,330	41.2		412,867	42.1
Total fixed assets		803,324	74.5		773,478	80.5		792,618	80.9
Ⅲ Deferred Assets		636	0.1		-			-	
Total of Assets		1,077,748	100.0		960,350	100.0		980,148	100.0
(Liabilities)			%			%			%
Ⅰ Current Liabilities									
Notes payable-trade	63,743			66,813			79,518		
Accounts payable-trade	116,687			113,129			98,670		
Short-term borrowings									
(other than commercial paper)	27,433			6,102			6,057		
Curernt portion of long-term debt	37,650			14,821			13,902		
Current portion of bonds									
Income taxes payable	906			889			3,922		
Deposits received	68,289			58,430			53,204		
Accrued bonuses	4,644			5,218			3,727		
Provision for store closing expenses	1,499			3,182			2,488		
Others	105,788			96,716			120,743		
Total current liabilities		426,642	39.6		365,303	38.0		382,233	39.0
Ⅱ Fixed Liabilities									
Bonds	85,000			85,000			85,000		
Long-term debt	54,916			87,966			82,547		
Reserves for retirement grants	2,877			19,827			20,943		
Reserves for retirement grants for retiring Directors and Corporate Auditors									
Provision for loss of investments	4,448			10,408			4,487		
Provision for store closing expenscs	1,754			2,678			1,708		
Provision for contingent liabilities	1,221			1,204			1,447		
Lease deposits from lessees	90,013			95,342			92,320		
Others	1,516			-			1,614		
Total Fixed Liabilities		241,749	22.4		302,429	31.5		290,068	29.6
Total of Liabilities		668,391	62.0		667,733	69.5		672,302	68.6

Item	This Interim Fiscal Year (August 20, 2004)			Previous Interim Fiscal Year (August 20, 2003)			Condensed Balance Sheet (February 20, 2003)		
	Amount		Ratio	Amount		Ratio	Amount		Ratio
(Equity)			%			%			%
I Common stock		101,798	9.4		51,296	5.4		51,296	5.2
II Capital surplus									
Additional paid-in capital	167,707			117,235			117,235		
Other capital surplus	2			0			0		
Total capital smplus		167,709	15.6		117,235	12.2		117,235	12.0
III Retained eamings									
Legal reserve	11,770			11,770			11,770		
Voluntary reserves	109,339			101,041			101,041		
Unappropriated retained earnings	10,105			9,931			21,194		
Total retained eamings		131,214	12.2		122,742	12.8		134,005	13.7
IV Unrealized gain on available-for-sale securities		9,347	0.9		2,015	0.2		5,995	0.6
V Treasury stock		(713)	(0.1)		(673)	(0.1)		(687)	(0.1)
Total of equity		409,356	38.0		292,616	30.5		307,846	31.4
Total of Liabilities and Equity		1,077,748	100.0		960,350	100.0		980,148	100.0

PROFIT AND LOSS STATEMENT <AEON>

(unit:millions of yen)

Item	This Interim Fiscal Year (February 21,2004 – August 20, 2004)			Previous Interim Fiscal Year (February 21, 2003 – August 20, 2003)			Condensed Profit and Loss Statement of Previous Fiscal Year (February 21, 2003 – February 20, 2004)		
	Amount		Ratio	Amount		Ratio	Amount		Ratio
			%			%			%
I Net sales		845,317	100.0		811,791	100.0		1,676,112	100.0
II Cost of sales		633,611	75.0		607,536	74.8		1,251,271	74.7
Gross profit on sales		211,706	25.0		204,254	25.2		424,841	25.3
III Rental and other revenues		46,431	5.5		41,781	5.1		88,252	5.3
Gross profit		258,138	30.5		246,036	30.3		513,094	30.6
IV Selling, general and adininistrative expenses		256,532	30.3		241,012	29.7		489,076	29.2
Operating income		1,605	0.2		5,023	0.6		24,017	1.4
V Non-operating income		8,678	1.0		6,752	0.8		9,776	0.6
VI Non-operating expenses		2,675	0.3		2,731	0.3		6,200	0.4
Recurring profit		7,607	0.9		9,045	1.1		27,593	1.6
VII Special profit		5,301	0.6		2,728	0.3		4,743	0.3
VIII Special loss		9,225	1.1		4,474	0.5		6,736	0.4
Income before income taxes and minority interests		3,684	0.4		7,298	0.9		25,600	1.5
Current income tax	598			2,315			7,278		
Deffered income tax	(1,449)	(850)	(0.1)	451	2,766	0.3	2,526	9,804	0.6
Net income		4,535	0.5		4,532	0.6		15,795	0.9
Unappropriated retained earnings at beginuing of the period		5,570			5,399			5,399	
Unappropriated retained earnings at end of the period		10,105			9,931			21,194	

Important Accounting Principles
[Translation Omitted]

Amendments in Accounting Principles
[Translation Omitted]

Amendments in Indication Method
[Translation Omitted]

Additional Information
[Translation Omitted]

Footnotes
[Translation Omitted]

ANNEX B

October 8, 2004

Company Name: AEON Co., Ltd.
Name of Representative: President & Director: Motoya Okada
(Code No. 8267)

Today's announcement of CFS Corporation

Today, CFS Corporation suddenly made announcement that they dissolved business and capital tie-up with Aeon as of Oct. 8, 2004.

However, there is not a fact of dissolution of our tie-up and we are very much disturbed and extremely regrettable as thier business partner. This announcement would not only cause unnecessary confusion to our related parties but also to our stake holder surrounding our company. We strongly protest against CFS Corporation and ask for their prompt and appropriate action such as modifying today's announcement. and also ask for their response to us.
Therefore, based on the premise that they will take an appropriate action in regard to the above matter, Aeon would like to continue favorable alliance with CFS Corporation.

ANNEX C

ÆON

CREATING NEW WAYS TO GROW

ANNUAL REPORT 2004 Fiscal year ended February 20, 2004


JUSCO

Farmers' Cell Phones Trace Foods to Their Source

The best examples of ÆON's superior value for customers are its TOPVALU food products, such as TOPVALU GREEN-EYE, which features additive-free and organic produce and meats. In partnership with farmers and ranchers, a new electronic product-tracking system strengthens ÆON's product traceability system by sending data directly from the field regarding frequency and types of agricultural chemicals and fertilizers, processing methods etc.

Meanwhile, traceability information—in stores on special terminals, or online at home—is being steadily expanded to increase consumers' confidence, eventually allowing them to trace their purchase from farm to shelf.



The TOPVALU section is stocked with goods from the world over and exemplifying ÆON's EDLP and EDLC policies.



TOPVALU
298
298
298

Customer Value

[Product consistency, safety and low cost]



Customers prefer to shop at ÆON because they believe there is no better source for their daily necessities that so thoroughly addresses very real concerns for **product reliability** and food safety.

Our private-brand **TOPVALU** products are carefully selected with all of these customer needs in mind, to support a healthy, worry-free and **enjoyable lifestyle.** The brand encompasses 2,400 products in the food, clothing, recreational, housewares and home-furnishing sectors.

For nearly 10 years, ÆON has worked to bring the full force of its buying power and cost efficiency to **TOPVALU** products so as to deliver consistently low prices at an unswervingly high level of quality.

Beyond Retailing to True Community Involvement

As we see it, ÆON regional shopping centers ought to play a central role in their communities as virtual towns capable of meeting all of the needs of the people they serve. Tenants include not only retailers and restaurants, but also cinema complexes and other entertainment facilities, and we create spaces for public services such as banks, government offices, license and tax assistance centers, community meeting rooms, childcare centers and health clinics. In this way, our stores serve the needs of communities, families and individuals.



ÆON's malls are not only bright and welcoming environments, but also centers for community services.



Community Value

[Redefining localized service]

Across Japan, ÆON has taken the lead in the establishment of large-scale malls, also known as **regional shopping centers** (RSCs), to serve broad, multiple-community trade areas. As developed by ÆON, these malls, many on rehabilitated land, consist of **multiple anchor stores**, including JUSCO and department stores, together with numerous and diverse specialty stores and restaurants. ÆON is committed to providing **anxiety-free shopping** for all customers, including the elderly and physically impaired, by achieving **barrier-free access** at our facilities. That is why we go beyond mandated measures to train employees in sign language, install wheelchair-friendly vending machines and ATMs, lend wheelchairs and reading glasses and offer other forms of assistance.


ÆON

Turning Regional Specialties into a National Obsession

ÆON's popular and immensely successful Food Artisan Project grew from customer requests to find ways to preserve Japan's rich, but fading regional food culture. The Food Artisan Project gives national distribution to the producers of over 100 regional specialties. Producers are glad to see their products gain national recognition at volumes they can supply, and customers gain a unique and convenient source of treasured delicacies. ÆON is looking to develop more ideas like this to serve customers with uniqueness, quality and uncompromising service.



The Masuoka-en tea garden which produces and sells organic teas for the Food Artisan Project.



Creative Value

[Innovating how and what we sell]

In 2001, we launched the ÆON 21 Campaign to publicize "Open Management," through which we work daily to heed the opinions of **people we serve**. The Campaign has deepened our respect for customers and changed our view of retailing by generating many **outstanding ideas** from customers and employees. Ideas like the **Food Artisan Project** shown on the facing page and the **Customer Deputy Store Manager system** shown here, which employs customers part time on a rotating basis to speak freely with fellow shoppers, answer questions and represent the **customers' views** to store staff. We try to support the community and the **natural environment** as an innovative retail presence, as a good neighbor and as a friend.



Financial Highlights

	Millions of Yen					Thousands of U.S. Dollars*1
	2004	2003	2002	2001	2000	**2004**
OPERATING RESULTS *2						
Total revenues	**¥3,500,746**	¥2,981,385	¥2,803,533	¥2,605,431	¥2,377,393	**$32,116,936**
Operating income	**112,471**	125,714	118,864	74,866	65,072	**1,031,844**
Net income (loss) *3	**17,751**	35,014	20,895	9,201	(2,833)	**162,853**
FINANCIAL POSITION						
Total assets	**¥2,781,261**	¥2,163,980	¥2,048,188	¥1,995,691	¥1,883,027	**$25,516,156**
Shareholders' equity	**378,493**	340,634	347,900	331,678	313,292	**3,472,413**
CASH FLOWS						
Cash provided by operations	**¥ 257,906**	¥ 174,999	¥ 140,376	¥ 55,834	¥ 124,976	**$ 2,366,110**
Purchases of properties	**134,489**	118,671	134,622	146,213	130,187	**1,233,844**
	Yen					U.S. Dollars
PER SHARE DATA						
Net income (loss)						
Basic	**¥53.3**	¥105.8	¥63.1	¥28.2	¥(8.7)	**$0.49**
Diluted	**—**	105.2	62.8	27.7	(8.7)	**—**
Cash dividends	**22.0**	22.0	22.0	22.0	22.0	**0.20**

Notes: 1. For convenience only, U.S.dollar amounts were translated at the rate of ¥109=U.S.$1, the rate of exchange at February 20, 2004. This translation should not be construed as a representation that the yen amounts could be converted into U.S.dollars.

2. Prior-year amounts in the Consolidated Financial Statements have been reclassified to discounted operations to conform to the current-year presentation in accordance with the Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

3. For the year ended February 20, 2004, the basis for calculating net income changed substantially upon adoption of SFAS No. 143 (Note 8 in Consolidated Financial Statements). Net income for fiscal 2004 and later cannot and should not be compared directly with results for fiscal 2003 and earlier. (See further explanation under Net Income on page 37.)

Contents

This report includes additional company information through July 20, 2004.

Forward-Looking Statements

Statements contained in this report with respect to ÆON's plans, strategies and beliefs that are not historical facts are forward-looking statements about the future performance of ÆON which are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause ÆON's actual results, performance or achievements to differ materially from the expectations expressed herein.

A Message from the President

SPOTLIGHTING GROWTH IN A YEAR OF PROMISING CHANGE

ÆON Co., Ltd. is aggressively applying global "best practices" in every corner of its operations as it simultaneously expands the scope, diversity, depth and quality of its customer-oriented local service. These measures, combined with our ongoing retail innovation, are laying strong foundations for the next stage of growth.



Motoya Okada
President

Embarking on corporate governance and group-management reforms to realize the Global 10 vision

Globalization and deregulation have pushed the Japanese retailing industry into an era of free competition, including competition from foreign retailers, so that today, we operate in a radically changed business environment. ÆON's target, as defined in our Global 10 vision, is to achieve the level of a global top-10 retail group by 2010. In fiscal 2004, we undertook corporate governance reforms, including the introduction of the "Company with Committees" system, designed to increase the transparency and objectivity of management. We also launched a major program of group management reforms centering on our transition to a holding-company structure.

The purpose of the group management reforms is to prepare ÆON for the realization of our Global 10 vision by accelerating our growth. This will require the development of synergies among group business operations, including the GMS and supermarket businesses, and so on, and among group functions, such as merchandising, distribution, finance and accounting. We have begun to strengthen group synergies on a number of levels. For example, we are generating merits of scale in procurement and distribution, centralizing back-office functions for improved efficiency, sharing best practices among all group companies, and pursuing group-level area strategies—regional inter-company operational coordination that encompasses all business formats and companies.

The year ended February 2004 brought us a few steps closer to the realization of our Global 10 vision. Along the way, we also produced significant growth in our consolidated business performance, including a 17.4% year-on-year increase in total revenues.

Consolidated operating income, at ¥112 billion (US$1,032 million), fell a little short of matching the previous year's result, but consolidated income before income taxes achieved a new record level with a 1.9% increase to ¥95.6 billion (US$877 million).

I would like to call your attention to the 49.3% difference in net income between fiscal 2003 and 2004, which came about from adoption of new accounting principles. As explained in the Financial Review, this does not reflect a year-on-year trend in our underlying business performance. In fact, because of a change in the basis for calculation, fiscal 2003 net income cannot and should not be compared with fiscal 2004 net income. I believe it is useful for your understanding to mention that, under Japanese accounting principles, which did not change between fiscal 2003 and 2004, we recorded an all-time high in net income for the second-consecutive year.

With the aim of becoming a "Global 10" retailer, we are strengthening ÆON's foundations by targeting further merits of scale.

On September 30, 2003, plans for rehabilitation of MYCAL Corporation and MYCAL KYUSHU Corporation were approved. Both companies are undergoing reconstruction with support from ÆON. Capital reductions were implemented on November 29, and both companies became ÆON subsidiaries. Also in November 2003, ÆON reached agreement on a business and capital alliance with Posful Corporation, which has a strong operating base in Hokkaido, Japan's northern island.

We continued to develop a national supermarket chain. In June 2003, we formed a business and capital alliance with Kasumi Co., Ltd., which has built a solid business base in the northern Kanto region. The equity-method affiliated companies Maxvalu Hokkaido and Maxvalu Chubu became subsidiaries after ÆON purchased their issued shares through tender offers. These transactions were implemented on February 20 and June 6, respectively. On November 21, we merged three subsidiaries, Maxvalu Kyushu, Nishikyushu Well Mart and Hallo Co., Ltd.

WE EXPECT THE SUPERCENTER FORMAT TO PLAY A PIVOTAL ROLE IN THE FUTURE

The aim of this move was to create a stronger foundation for our supermarket operations in the Kyushu region.

We expect the supercenter format to play a pivotal role in ÆON's future. On September 1, 2003, Kyushu JUSCO merged with Home Wide Corp. to form ÆON Kyushu Co., Ltd. With this merger, we have opened the door to full-scale development of supercenter stores in the Kyushu region, in addition to continued GMS development. In August 2003, ÆON formed a business and capital alliance with Sunday Co., Ltd., which operates a home center chain based mainly in the Tohoku region, in preparation for increasing the number of supercenters in that region as part of the full-fledged nationwide rollout of this format.

In the year under review, we opened 15 GMS outlets and 50 supermarkets. The addition of these new outlets, together with stores operated by new members of ÆON, brought the total number of stores under GMS and supermarket operations at the end of the fiscal year to 1,244, an increase of 332 compared with the number a year earlier. This scale gives us important advantages in terms of merchandise procurement and the development of original-brand goods. We intend to use those advantages to the full in the future business operations of ÆON.

We will establish global management systems while striving to be the best retailer at the local level.

We will ensure that ÆON is able to adapt quickly and appropriately to change in the business environment and the needs of its customers by applying the "glocal" (global + local) approach to every aspect of our business activities. Specifically, this means that we will build management systems appropriate for our role as a global retailer in such areas as merchandise development, information technology and distribution. It also means that we will continue our unrelenting efforts to be the best local retailer in each community that we serve, in terms of the way we operate our stores and the lines of merchandise that we offer. At the same time, we will continue to achieve growth and success as Japan's largest retail group by actively developing innovative retail formats.

(1) Building global supply-chain management systems

For ÆON, 2004 marks the start of a new era in supply-chain management reforms. The extent of the reform process will be even more comprehensive than in the past.

ÆON has long been actively involved in direct dealing with manufacturers and foreign direct sourcing. The continuing evolution of these activities hinges on the full realization of these supply-chain management reforms. We will maximize customer satisfaction by building the efficient supply-chain management systems needed to minimize merchandise and distribution costs and support our transition to an everyday low price (EDLP) and everyday low cost (EDLC) structure. We will also continue to accelerate our efforts to achieve world standards of performance through reforms in the core competencies of retailing such areas as information technology, distribution, merchandising, operations and marketing. The achievements of past reforms are exemplified by ÆON's TOPVALU range of private-brand products. This year marks the 10th anniversary of the TOPVALU range, which is now Japan's leading private brand. We aim to surpass national brands both qualitatively and quantitatively by offering consumers extremely low prices, combined with safety, assurance and integrity.

(2) The best local retailer

Localization is also a priority. We are reviewing our approach to community-focused management. Our aim is to enhance our reputation for reliability by ensuring that ÆON is always able to heed the wishes of its customers. Through our "ÆON 21" campaign, we annually solicit the views of local customers and staff about what they see as the ideal vision for ÆON. With the past three campaigns, we have received approximately 545,000 opinions from both customers and employees. One of the innovations to emerge from this campaign was the "Customer Deputy Store Manager" system, under which customers in each of the communities that we serve are invited to become deputy managers in our stores. These people provide valuable recommendations for store improvements based on a customer's point of view.

Customers want a regional focus in our

stores. We have responded by introducing a range of initiatives designed to meet those expectations by perpetuating the best in local food culture in our stores. Examples include the Food Artisan Project, through which regional specialties are made available throughout the country, and the offering of local products to local consumers. Our aim is to offer merchandise and services that precisely match regional characteristics.

(3) Laying foundations for a new phase of growth

GMS stores will continue to play an important role as anchors for our large-scale malls—what the retail industry calls regional shopping centers (RSCs). We are freshening and improving the GMS/anchor-store format to increase store vitality and productivity by establishing a variety of traffic-generating "destination" sales areas. Destination sales areas outstrip specialty stores in terms of merchandise variety and provide a highly attractive and rewarding shopping experience for a diverse range of customers, regardless of age, gender or customer needs.

The mainstay of ÆON's next stage of growth will be the supercenter format. Perfecting this format will promote development of a wider range of retail outlets for ÆON. Our priorities for the supermarket business are the development of the new "Food & Drug" format and the establishment of a full-fledged national chain through accelerated store openings throughout Japan. We will continue to innovate in our SC development business as Japan's leading shopping center developer. Overseas, we will focus the resources and capabilities of ÆON toward the achievement of accelerated growth in Asia.

It has been 30 years since shares of ÆON Co., Ltd. were first listed on the stock exchange. Today there are well over 20 listed companies in ÆON, and we are now Japan's largest retail group in terms of sales.

On July 16, 2004, ÆON reached a decision to undertake a new share offering. The Company intends to use the proceeds from the sale of shares for establishment, expansion and refurbishment of GMS stores, which serve as anchor stores of mall-type RSCs, and supercenters, now being developed as a major new business for the future. The funds will also serve to strengthen ÆON's profit base.

I think that the firm financial standing concurrently attained through this share offering will function as a driver of additional growth. Moreover, by simultaneously performing a stock split, we will generate a synergistic effect accelerating the growth of "customer stockholders," a development the Company actively welcomes.

Our long-term vision is to become truly global by achieving the level of a worldwide top-10 retailer. We will continue to work steadily toward this target through wide-ranging reforms and innovations. The ÆON Basic Principles emphasize respect for humanity, contribution to local communities, and the pursuit of peace, centered on customers. This philosophy will never change, regardless of any reforms that may be implemented in the future. We will continue to strive for growth by providing local communities and customers with value that is uniquely ÆON.



Motoya Okada
President

A Message from the Chairman

By remaining constantly focused on enhancing global management standards and local customer needs, and on maximizing group synergies, ÆON has been able to achieve an enviable consistency of growth. We continue to reform our corporate governance and group management in pursuit of transparency and management responsiveness.



Toshiji Tokiwa
Chairman of the Board

One year following transition to the Company with Committees System, ÆON enters the second phase of corporate governance reforms

ÆON's unchanging Basic Principles are respect for humanity, contribution to local communities, and the pursuit of peace centered on customers. We will continue to fulfill these principles by working to meet the needs of all customers as we work to ensure our long-term growth by responding promptly to change in the business environment and consumer needs.

ÆON's long-term target is to reach the level of the world's top 10 retailers. We regard reforms in group management and corporate governance to be one of our most important priorities in this context. Group management reforms will enhance the total value of ÆON through the maximization of group-level synergies, while corporate governance reforms will result in the establishment of a world-class management structure.

In May 2003, ÆON Co., Ltd. took its first step toward corporate governance reforms when the annual meeting of shareholders approved a change in its corporate governance structure, from the statutory auditor system to the "company with committees" system. Under this system, the supervisory and executive roles of management are clearly divided between directors and executive officers. This structure strengthens the supervisory role of directors while ensuring that management is transparent and objective. Our aim in switching to the Company with Committees system was to accelerate decision-making and enhance our shareholder value by delegating substantial authority to the executive officers.

These governance changes also resulted in significant reduction in the number of directors. The numbers of inside and outside direc-

tors are now equal at four each. With a smaller board, it is possible to have lively and extensive discussion about decisions. In addition, management is subject to close scrutiny from outside as well as inside perspectives.

At the Board of Directors' meeting on May 19, 2004, I resigned my position as Representative Executive Officer so that I could focus solely on my role as Chairman of the Board. I believe that this change will provide a wider separation of governance and executive functions, and enhanced transparency in corporate governance.

At the same meeting on May 19, four executive officers including myself, resigned, and 12 new executive officers were appointed. We now have 28 executive officers, who are responsible mainly for operating departmental or headquarters functions and regional companies. The deployment of these people has speeded up management processes and strengthened our framework for the application of the "glocal" management concept (global+local) to all areas of activity.

Management supervision led by outside directors further improving management transparency

The Board of Directors has established three committees. The Audit Committee supervises the activities of directors and executive officers. The Nomination Committee is responsible for the selection of candidates for the board. And the Compensation Committee determines levels of remuneration for directors and executive officers. The role of the Audit Committee is especially important in relation to management supervision. To ensure a high standard of transparency and total independence from management executive functions, all three members are outside directors.

The Nomination Committee and Compensation Committee each consist of two outside directors and one inside director. Both are chaired by an outside director. The inside director, who is also the President of ÆON, is answerable directly to the outside directors. This relationship ensures that accountability and tight working relationship are maintained.

The Board of Directors met six times in the last fiscal year. The Audit Committee held eight meetings, the Compensation Committee three, and the Nomination Committee two.

The effectiveness of corporate governance has been further improved through the strengthening of our cooperation with the independent auditor. We have also strengthened governance functions in other ways, including the appointment of risk-management officers and internal auditors as an internal organization within the executive structure.

ÆON has established risk management and corporate ethics promotion organizations under the ÆON Executive Committee, which is its supreme decision-making body. The operations of these organizations are monitored by internal audit departments, which report to the Audit Committee.

Ensuring consistent openness to customers, employees and shareholders

The wholly original advisory councils now being set up by ÆON Co., Ltd. are aimed at providing a clear and unimpeded customer and community perspective. The Customers Advisory Council provides recommendations from leaders of consumer organizations and actual consumers. The role of the Social Responsibility Advisory Council is to strengthen environmental protection and social contribution activities. The Management Advisory Council is made up of outside experts who offer views on overall group strategies from medium-term and long-term perspectives. By creating these councils, we have established formal mechanisms for regular canvassing of the views of outside experts on our customer-first philosophy, our environmental protection and social contribution activities, and general or specific aspects of management. We regard these councils as important management assets, and they will always play an important role in our management activities.

THE ÆON CODE OF CONDUCT STATES THAT ALL OF OUR ACTIVITIES ARE DEDICATED TO CUSTOMERS

We continue to seek out the views of consumers and employees about the ideal role for ÆON through the "ÆON 21" Campaign. We have started to turn ideas contributed through this campaign into action as part of our efforts to create an open structure in which the views of consumers are reflected in management decisions.

Last year, we established the "ÆON Code of Conduct," which states that all of our activities are dedicated to customers and stipulates the specific behavior standards required of ÆON employees. We intend to work under the ÆON Code of Conduct to build closer ties of trust with customers, the community, our business partners and shareholders.

As we work toward our Global 10 vision, we will continue to expand our store networks in Japan and overseas. Our group work force will also increase, and there will be considerable growth in our organization. We are determined to put the ÆON Code of Conduct into practice as a way of ensuring that our behavior continues to reflect the unchanging principles of our corporate philosophy.

Toshiji Tokiwa
Chairman of the Board

Review of Operations

ÆON consists of the GMS retailer ÆON Co., Ltd., its **129 consolidated subsidiaries and 28 equity-method affiliated companies.** These companies are active in four business areas: general merchandise store **(GMS)** and other retail store operations, **specialty store** operations, shopping center **(SC) development** operations and **service and other** operations.

In the year ended February 20, 2004 (fiscal 2004), the consolidated revenues of ÆON Co., Ltd., and its 129 consolidated subsidiaries **increased by 17.4%** over the previous year's level to ¥3,501 billion (US$32,117 million), while total consolidated operating income was ¥112 billion (US$1,032 million). Consolidated income from continuing operations before income taxes, set a record high of ¥95.6 billion (US$877 million), an increase of 1.9%. For a discussion of changes to net income reporting, see page 37.

The figures stated in the "Review of Operations" and "Financial Review" for total revenue and total operating income are based on accounting principles generally accepted in the United States. However, segment breakdowns, such as the figures for GMS, supermarket and convenience store operations, in the case of GMS, and other retail store operations and performance figures for ÆON Co., Ltd. and its main subsidiaries, are from raw data based on Japanese accounting principles before adjustment accounting principles generally accepted in the United States.


p16
GMS and other retail store operations


p23
Specialty store operations


ÆON
p27
SC development operations


p28
Service and other operations

* "ÆON" in this report refers to a group of 158 companies, whereas "ÆON Co., Ltd." refers to the holding company engaged in retail sales centered on GMS operations.

Segment Performance

For the years ended February 20,	Millions of Yen 2004	2003	2002	2001	2000	Thousands of U.S. Dollars 2004
REVENUES:						
GMS and other retail store operations	**¥2,837,009**	¥2,375,940	¥2,239,120	¥2,107,424	¥1,977,023	**$26,027,605**
Specialty store operations	**449,161**	449,852	438,938	411,953	388,919	**4,120,744**
SC development operations	**49,240**	44,851	39,574	33,116	28,562	**451,743**
Service and other operations	**501,963**	476,510	452,382	395,036	274,362	**4,651,165**
Total	**¥3,837,373**	¥3,347,153	¥3,170,014	¥2,947,529	¥2,668,866	**$35,205,257**
Eliminations of intersegment revenue under Japanese GAPP	**(291,157)**	(260,649)	(235,422)	(280,890)	(146,654)	**(2,671,165)**
Adjustments/Reclassifications to U.S.GAPP	**(45,470)**	(105,119)	(131,059)	(133,208)	(144,819)	**(417,156)**
Total revenues	**¥3,500,746**	¥2,981,385	¥2,803,533	¥2,605,431	¥2,377,393	**$32,116,936**
OPERATING INCOME:						
GMS and other retail store operations	**¥ 47,904**	¥ 53,528	¥ 46,853	¥36,334	¥31,071	**$ 439,486**
Specialty store operations	**24,104**	28,420	30,801	20,074	14,555	**221,138**
SC development operations	**13,849**	12,262	10,321	8,001	7,246	**127,055**
Service and other operations	**45,793**	38,271	31,330	27,403	18,053	**420,119**
Total	**¥131,650**	¥132,481	¥119,305	¥91,812	¥70,925	**$1,207,798**
Eliminations of intersegment income under Japanese GAPP	**562**	(309)	(83)	248	287	**5,156**
Adjustments/Reclassifications to U.S. GAPP	**(19,741)**	(6,458)	(358)	(17,194)	(6,140)	**(181,110)**
Total operating income	**¥112,471**	¥125,714	¥118,864	¥74,866	¥65,072	**$1,031,844**

Note: For convenience only, U.S.dollar amounts were translated at the rate of ¥109=U.S.$1, the rate of exchange at February 20, 2004. This translation should not be construed as a representation that the yen amounts could be converted into U.S.dollars.

Revenues


1.3%
13.1%
11.7%
73.9%

Operating Income


34.8%
36.4%
10.5%
18.3%
GMS and other retail store operations
Specialty store operations
SC development operations
Service and other operations

GMS AND OTHER RETAIL STORE OPERATIONS

General merchandise stores, supermarkets, discount stores, convenience stores, department stores, etc.



JUSCO

ÆON is transforming its GMS operations in a vision that incorporates global best practices with ÆON's distinctive product flair and customer-directed service innovation. JUSCO stores operate nationwide in Japan as the flagship of ÆON GMS operations.

GMS and Other Retail Store Operations

ÆON aims to achieve the level of a global top-10 retail group. As it moves toward this target, in its core general merchandise store (GMS) business it seeks to maximize group synergies through the sharing of best practices and other strategies. It also works to raise customer satisfaction by offering merchandise that matches local needs, and by enhancing its services.

ÆON recognizes another essential goal in its GMS and supermarket operations and that is to supply quality products at low prices. It achieves this through IT-based merchandising reengineering, direct trading with manufacturers, direct sourcing from overseas and development of private label merchandise. In this regard, it is also overcoming Japan's distinctive distribution structure, which is dominated by manufacturers, and nontransparent trade practices as it works to establish a customer-oriented, rational and efficient distribution system.

Distribution efficiency is an important priority for ÆON, and it is developing an integrated nationwide distribution network. Work on related infrastructure development has moved forward in the year under review, and in a move that immediately benefitted the whole group, the ÆON Kansai National Distribution Center opened in February 2003.

ÆON, in collaboration with 16 of the world's leading retailers, has also established the WorldWide Retail Exchange (WWRE), an Internet-based joint purchasing system designed to reduce procurement costs through integration of total group demand and reliance on auctions.

ÆON continues to improve its productivity by developing new organizational behavior and through business process reengineering. Through these and other strategies, ÆON is working to reinforce the "Everyday Low Cost" (EDLC) structure needed to support its "Everyday Low Price" (EDLP) policy.

Another priority is the maintenance of price competitiveness and differentiating itself from competitors. ÆON has worked groupwide to strengthen development and sales of the TOPVALU range of private-brand goods in the areas of apparel, food items and home products. These products combine name-brand quality or better with pricing usually associated with ordinary discount merchandise, providing a unique and rewarding reason to shop at ÆON. During the year, sales of TOPVALU products increased by 24.5% over the previous year's level to ¥160 billion

Supply Chain Management Reforms

A major aim of ÆON's supply chain management reforms is to improve its competitiveness at the global level by minimizing waste and maximizing efficiency in all processes, from production to the sale of goods to consumers. These goals are being achieved through expanded initiatives in such areas as direct trading with manufacturers, group sourcing, direct overseas sourcing, and IT reforms. The integrated distribution network is a particular priority. The aim is to integrate physical distribution for over 1,000 GMS and supermarket outlets, from Okinawa in the south, to Hokkaido in the north. This plan calls for the completion of infrastructure development by 2006.



GMS and Other Retail Store Operations



(¥ Billion)
2,239
46.9
2,376
53.5
2,337
47.9
FY '02
'03
'04
Revenues
Operating income

Revenues of ÆON Co., Ltd.



(¥ Billion)
1,670
1,701
1,764
FY '02
'03
'04

Ratio of Private-brand Sales to Net Sales of GMS Outlets Operated by ÆON Co., Ltd.



(%)
13.3
15.9
17.9
FY '02
'03
'04

GMS Scrap-and-Build Operations



7
6
14
8
19
13
FY '02
'03
'04
Build
Scrap

(US$1,468 million). This accounts for 7.1% of total sales at GMS outlets operated by ÆON Co., Ltd.

MYCAL Corporation has made a fresh start with support from ÆON and has become a consolidated subsidiary. The addition of MYCAL has increased ÆON's size. Now with over 1,000 GMS and supermarket outlets, from Hokkaido in the north, to Kyushu and Okinawa in the south, ÆON is Japan's largest retailer. It takes full advantage of its increased scale to advance its group strategies in the areas of product development, joint procurement, information technology and distribution. MYCAL is steadily restoring its sales performance, and after the first creditor reimbursement based on the rehabilitation program, its fourth-quarter operating income of ¥3.7 billion (US$34.3 million) was added to ÆON's consolidated results.

Revenues from this segment were 19.4% higher at ¥2,837 billion (US$26,028 million). Sluggish sales performance of seasonal products, the result of cool summer weather and a mild winter, was reflected in lower operating income of ¥47.9 billion (US$439 million), which was 89.5% of the previous year's result.

GMS Operations

The GMS operators within ÆON are steadily adapting to environmental change through scrap-and-build programs based on aggressive growth strategies. They are also building on past successes in implementing "Everyday Low Cost" structures to extend and expand "Everyday Low Price" policy.

In fiscal 2004, ÆON Co., Ltd., ÆON Kyushu Co., Ltd. and Ryukyu JUSCO Co., Ltd. opened 15 GMS outlets and aggressively extended their operating hours. To improve competitiveness, ÆON began development of a new model for GMS stores as anchor stores for large-scale malls, also known as regional shopping centers (RSCs). It is also developing highly specialized destination sales sections, such as Kids Republic and Digital World to enhance its appeal to the broadest range of customers. ÆON targeted productivity improvements by reforming work methods and centralizing store back-office functions.

ÆON is focusing on development of the supercenter, a new, high-profit retailing format. We envision it as a discount-oriented, single-floor, large-scale store combining a multitude of products, including groceries, home furnishings, clothing and pro-quality tools and materials—plus other merchandise to suit customer demand. To date, ÆON has established six supercenters with good results. Following this successful proof of concept, ÆON plans to expand the number of supercenters throughout Japan.

Unfortunately, these initiatives could not fully offset the poor sales performance of apparel and seasonal interior products as a result of unseasonable weather and escalating competition. These factors were reflected in the non-consolidated performance of ÆON Co., Ltd., ÆON's holding company and principal GMS operator, which recorded higher revenues but lower profit. Revenues increased by 3.7% over the previous year's level to


VIVRE
MYCAL MYCAL

MYCAL stores (SATY and VIVRE), who recently joined ÆON, share a similar customer-first commitment and history of contribution to the community. MYCAL brings to ÆON a fresh perspective and opportunity to co-develop and share best practices.





Supercenters are going nationwide.



The 2,400 products in the growing TOPVALU range exemplify five commitments: customer feedback, trust based on safety and environmental concern, clear labeling and traceability, reasonable prices and guaranteed satisfaction. These have made TOPVALU a trusted and sought-after brand throughout Japan.

Number of Retail Outlets in GMS and Other Retail Operations by Store Type

As of February 20,	2004	2003
GMS	**463**	327
Supermarkets	**664**	535
Convenience stores	**2,633**	2,361
Others*	**120**	110
Total	**3,880**	3,333

Note: Home centers, discount stores, department stores, and so on.

Revenues of ÆON Kyushu
(¥ Billion)


103
130
162
FY '02
'03
'04

Revenues of AEON Stores (Hong Kong)
(HK$ Million)


3,721
3,961
4,609
FY '02
'03
'04

Revenues of Jaya JUSCO Stores
(RM$ Million)


1,201
1,368
1,524
FY '02
'03
'04

¥1,764 billion (US$16.187 million), while operating income declined to ¥24.0 billion (US$220 million), or 74.5% of the previous year's level. Net income was also lower at ¥15.8 billion, (US$145 million) or 92.4% of the previous year's result. ÆON Kyushu, which merged with Home Wide Corp., also recorded higher revenues and lower profit. ÆON Kyushu's revenues increased by 24.5% to ¥162 billion (US$1,491 million). Its operating income declined to ¥1.8 billion (US$16.5 million) and net income to ¥0.9 billion (US$8.6 million), amounting to 63.6% and 57.2% respectively of the previous year's results.

Overseas Operations

ÆON's overseas expansion began with the opening of its first overseas affiliated company in Malaysia 20 years ago. In fiscal 2004, Jaya JUSCO Stores Bhd. in Malaysia opened two new stores, bringing its total to 11. In China, Qingdao AEON Dongtai Co., Ltd. continued to make good progress, while Guangdong JUSCO Teem Stores Co., Ltd., a subsidiary of AEON Stores (Hong Kong) Co., Ltd., opened its fifth store. Taiwan AEON Stores Co., Ltd. opened its first store.

ÆON will continue to localize the management of its overseas operations while working to maintain the support of local communities and shoppers.

20 Years of Overseas Expansion

Two decades have passed since planning began for ÆON's first overseas store, which opened in Malaysia in 1985. In that time, JUSCO stores have become a symbol of quality and lifestyle fulfillment for Malaysians. Its 10th store, opened in January 2004 with a floor space exceeding 10,000 m², is the first large-scale GMS store in Johor Bahru.

Following Malaysia, ÆON established outlets in Thailand and Hong Kong. ÆON moved into China in the 1990s, and in 2003 it opened its first store in Taiwan.

In the current year, ÆON plans to establish AEON China as a wholly owned subsidiary of AEON Stores (Hong Kong) Co., Ltd. in preparation for China's plans to open up to foreign retailers in 2005. Operations will also expand in the rest of Asia.




MaxValu
SUPERMARKET

Maxvalu carries the ÆON spirit of innovation into supermarket operations on a national scale. Maxvalu stores reflect regional product preferences and enhanced service based on ÆON's purchasing power and extended, or 24-hour operations.

Supermarket Operations

An aggressive scrap-and-build program among ÆON supermarket companies resulted in the opening of 44 stores and the closure of 30 during fiscal 2004. Priorities in this business area included the sharing of best practices among supermarket operators, and the establishment of common infrastructure. Maxvalu Chubu Co., Ltd. successfully implemented an original strategy based on local consumption of locally produced goods.

Maxvalu Tokai Co., Ltd. achieved growth in both revenues and income. Revenues increased by 10.6% over the previous year's result to ¥66.9 billion (US$614 million), operating income by 8.1% to ¥3.1 billion (US$28.5 million), and net income by 51.9% to ¥5.2 billion (US$47.3 million). Maxvalu Kyushu Co., Ltd. achieved a positive income result in the second year after its establishment.

In June 2003, ÆON Co., Ltd. formed a capital tie-up with Kasumi Co., Ltd., a supermarket chain based in Ibaraki Prefecture with stores in the neighboring Kanto region bordering Tokyo. The companies are cooperating on establishing the basis for a regional supermarket chain in Kanto.



Maxvalu promotes local production for local consumption.

Revenues of Maxvalu Nishinihon
(¥ Billion)


144
169
170
FY '02
'03
'04

Revenues of Maxvalu Tohoku
(¥ Billion)


57.4
78.5
82.8
FY '02
'03
'04

Convenience Store Operations

Ministop Co., Ltd. opened 141 new outlets and closed 108 under its scrap-and-build program. Two stores taken over from Ministop Kinki Co., Ltd. as a result of a merger brought the total increase in the number of new stores to 35. At the end of the period, there were 1,505 directly operated Ministop outlets. The total number, including area franchise companies in Japan and overseas is now 2,633.

Despite continued development of original fast-food products for processing in-store, sales of seasonal items were adversely affected by unseasonably mild weather. The result was higher revenues and lower income. Its consolidated revenues increased by 27.0% over the previous year's level to ¥80.0 billion (US$734 million), but operating income was ¥7.1 billion (US$65.5 million), which represents 83.0% of the previous year's figure.

Revenues of Ministop
(¥ Billion)



58.9
63.0
80.0
FY '02
'03
'04



One secret to Ministop's high customer appeal is tasty and unique products prepared on the premises. Ministop is known for soft ice cream flavored with seasonal fruits and for Panini-bread sandwiches made from fresh-baked imported dough.

SPECIALTY STORE OPERATIONS

Women's apparel, family casual fashions, health and beauty-care products, footwear and other specialty retail activities



U.S.-based clothing retailer Talbots is an ÆON company. A worldwide brand with over 1,000 stores in the United States, Canada, Britain and Japan, Talbots exemplifies ÆON's deep focus on highest-quality customer service and exciting and timely merchandise.

Specialty Store Operations

ÆON subsidiary The Talbots, Inc. is one of America's best-known specialty retailers of women's, children's and men's classic apparel. In its 2003 fiscal year, Talbots registered declines in both revenues and income, in part because a full-scale recovery in the U.S. economy did not emerge until the second half of the year. However, Talbots opened 96 stores, including Talbots Men's outlets, and its revenues were 1.8% higher than in the previous year in local currency terms.

Blue Grass Co., Ltd. and Cox Co., Ltd. both improved their earning potential and registered higher income, thanks to strategies that included the closure of unprofitable outlets and the tightening of inventory management.

Blue Grass is a specialty retailer of women's fashion apparel. It achieved encouraging sales of items based on the popular "layered look" style. However, it was severely affected by prolonged rain and low temperatures in the summer season, by lingering high temperatures in the fall, and by mild and abnormal winter weather.

Specialty Store Operations
(¥ Billion)



439
30.5
450
28.4
449
24.1
FY '02
'03
'04
Revenues
Operating Income

Revenues of Talbots
($ Million)



1,613
1,595
1,624
FY '02
'03
'04


BLUE GRASS

Blue Grass specialty stores create multiple fashionable merchandising themes with strong appeal to selected age and lifestyle segments. Blue Grass customers find products that "speak to them" and provide just the right statement of individuality.

Revenues of Blue Grass
(¥ Billion)


41.7
41.2
40.7
FY '02
'03
'04

The company responded to these circumstances by tightening its inventory controls to minimize price-cutting losses. Blue Grass also reviewed the locations of its existing outlets and undertook an aggressive scrap-and-build program with the aim of improving its income structure. For the year under review, ordinary income and net income both achieved record levels.

The family casual wear retailer Cox worked to build a new business structure. Responding to market characteristics, including location, competition, and the consumer spending environment, it established a clear future direction based on the division of the family wear format into two business models. The "wide-area model" focuses on merchandising of original styles created in-house with careful sensitivity to design and texture. The "lifestyle model" develops trendy hot-selling basic products, in a rapid response to a wide range of customer needs. Organizational changes included the integration of the sales and merchandise divisions, and the introduction of a new store system supporting two-way, real-time links between headquarters and all outlets. The purpose of these changes was to raise the level of customer satisfaction by providing a prompt and optimized response to market needs. The result was a 96.5% increase in operating income. This dramatic improvement was achieved despite a reduction in operating revenues resulting from a scrap-and-build program.

Mega Sports Co., Ltd., which is building the Sports Authority chain in Japan, achieved growth in both income and revenues. This result reflects a strategic response to the "fashionization" of sports, including the establishment of sales areas for sports casual goods based on brand names, in addition to its sports-specific sales areas.

Number of Specialty Stores

As of February 20,	2004	2003
Talbots	**977**	886
Blue Grass	**642**	685
Cox	**175**	199
Talbots Japan	**46**	44
Laura Ashley Japan	**86**	77
ÆON Forest	**104**	101
Mega Sports	**50**	38
Claire's Nippon	**122**	108
NuStep	**258**	257
Book Bahn	**141**	145
Petcity	**33**	21
Others	**32**	66
Total	**2,666**	2,627



The specialty store segment as a whole recorded revenues of ¥449 billion (US$4,121 million), a decrease of 0.2% over the previous year's result. Operating income was ¥24.1 billion (US$221 million), which represents a decline of 15.2% from the previous year's results.

Cox is a premier source of unique "family casual" apparel favored by young families. Recently, Cox has focused its expansion on shopping mall locations and offering merchandise that reflects the tastes and style of each area.

Revenues of Cox
(¥ Billion)


24.5
22.9
20.9
FY '02
'03
'04

Sports Specialist

ÆON company Mega Sports is developing The Sports Authority chain of large-scale specialty stores in Japan. The Sports Authority is one of America's largest sporting goods chains. The first Japanese outlet was opened in 1996. Sports Authority stores are significantly larger than Japanese sporting goods stores, with an average sales area of about 3,000 m². These innovative, large, and fun specialty stores combine extensive merchandise ranges covering every type of sport and serving every member of the family. A key highlight of every store is the excellent service provided by skilled sales personnel.


SPORTS



Welcia private-brand, ...the-counter ...products are distributed nationwide by a drugstore alliance founded by ÆON to bring the benefits of volume purchasing and private-brand merchandising to a retail sector with growing significance in customers' lives.

Drugstore Operations

Most of the drugstore companies in ÆON are not included in the consolidation. However, this business area continues to show steady growth. ÆON has played a pivotal role in the formation of ÆON Welcia Stores, which is now one of Japan's largest drugstore and pharmacy alliances. It is currently building a network in preparation for the creation of Japan's first national drugstore chain. In fiscal 2004, the total number of ÆON Welcia Stores was 1,929, including the medicine-handling stores of ÆON Co., Ltd.

The number of products on sale in the "Welcia" range of private-brand products has reached approximately 130. Some of these products are planned and developed to provide the same effects as those sold by conventional pharmaceutical manufacturers, while others offer unique and more narrowly focused benefits. They are sold at affordable prices and have gained wide support among consumers.

Improving the Community Pharmacy

Increased awareness of health foods and nutritional supplements and the impact of an aging society are reflected in the rapid growth of industries relating to medical care and general health. ÆON has formed alliances with 11 leading dispensing pharmacy and drugstore operators throughout Japan to create a national drugstore chain, ÆON Welcia Stores. The aim is to make each Welcia outlet a health support center for people in its local community. Costs are being dramatically reduced through group synergies, including integrated purchasing and common sourcing of materials and fittings. The stores are run by pharmacists capable of providing superior services and appropriate advice to their customers and neighbors.



SC DEVELOPMENT OPERATIONS

Development of shopping centers, leasing and management of commercial facilities, etc.



SC Development Operations

In fiscal 2004, ÆON opened 15 large-scale shopping centers (SCs) in Japan, increasing ÆON's total commercial floor area by 480,000 m² to 7 million m²—about 40% of the total new shopping center floor space added throughout Japan during the year.

The consolidated subsidiary ÆON Mall Co., Ltd. opened a new large-scale mall, or regional shopping center (RSC) in Morioka City, Iwate Prefecture in August, and another in Ota City, Gunma Prefecture, in December. This brought the number of RSCs operated by ÆON Mall to 16. The total commercial floor space in these malls increased by 100,000 m² in fiscal 2004 to 850,000 m².

ÆON Mall's revenues in the current year increased by 14.5% to ¥35.3 billion (US$324 million) and operating income by 26.2% to ¥11.4 billion (US$105 million). Net income set a new record, with a 43.8% increase to ¥5.6 billion (US$51.2 million), which contributed to consolidated earnings.

ÆON Mall is Japan's largest dedicated shopping mall developer. By 2012, ÆON Mall aims to be one of the top 10 developers in the world, with 50 malls comprising commercial space of 3 million m². Initiatives designed to raise customer satisfaction levels have helped ÆON Mall to achieve growth in both revenues and income for 15 consecutive years.

Diamond City Co., Ltd., an equity-method affiliated company owned in equal measure by ÆON and Mitsubishi Corporation, is also involved in the development of large-scale shopping centers, with JUSCO stores as anchor outlets.

Total revenues from SC development operations were 9.8% above the previous year's level at ¥49.2 billion (US$452 million). Operating income increased by 12.9% to ¥13.8 billion (US$127 million), helping to underpin ÆON's consolidated performance in the current year.

ÆON Mall integrates its projects into community life, with appealing tenants, localized support and civic services, barrier-free access and environmental awareness.

SC Development Operations
(¥ Billion)


39.6
10.3
44.9
12.3
49.2
13.6
FY '02
'03
'04
Revenues
Operating Income

Revenues of ÆON Mall
(¥ Billion)


25.2
30.6
35.3
FY '02
'03
'04

SERVICE AND OTHER OPERATIONS

Finance, food service, store maintenance, wholesaling and other service activities



The ÆON Card is popular with cardholders in Japan and a growing number of countries throughout Asia for its valued amenities, such as special discounts for cardholders and periodic promotional events with various ÆON retailers.

Service and Other Operations
(¥ Billion)



452
31.3
477
38.3
502
45.8
FY '02
'03
'04
Revenues
Operating Income

Domestic (Japan only) Revenues of ÆON Credit Service
(¥ Billion)



63.4
73.6
83.1
FY '02
'03
'04

Service and Other Operations

The core company in this segment is ÆON Credit Service Co., Ltd. In fiscal 2004, its consolidated domestic and overseas operations handled transactions amounting to ¥1,639 billion (US$15,033 million), an increase of 14.5% over the previous year's result. Revenues increased by 7.7% to ¥109.4 billion (US$1,004 million), operating income by 14.3% to ¥30.5 billion (US$230 million), and net income by 15.7% to ¥16.2 billion (US$148 million). ÆON Credit Service issued eight new partnership cards and worked actively with merchants to increase operating rates. Its cardholder base increased by 7.1% to 12.1 million, and the number of active cardholders grew by 11.3% to 6.4 million. Card shopping transactions were significantly higher with a 23.3% increase to ¥896 billion (US$8,219 million).

The amusement arcade operator ÆON Fantasy Co., Ltd. continued to develop its chain of exciting "indoor theme parks," opening 19 directly operated facilities and closing one. By the end of the fiscal year, there were a total of 188 facilities, including 172 directly operated facilities and 16 franchises. On November 20, 2003, ÆON Fantasy was promoted from the JASDAQ exchange to a listing on the Second Section of the Tokyo Stock Exchange. Its revenues increased by 15.5% to ¥23.4 billion (US$215 million), its operating income by 19.1% to ¥2.4 billion (US$21.6 million), and its net income by 17.3% to ¥1.3 billion (US$11.7 million).

The overall performance of consolidated subsidiaries in this segment was pleasing. Companies showing revenue and profit growth included Zwei Co., Ltd., a provider of bridal information services, the business supply and vending firm Certo Corporation, and the maintenance service company ÆON Techno Service Co., Ltd.

Revenues from this segment increased by 5.3% to ¥502 billion (US$4,651 million), while operating income was 19.7% higher at ¥45.8 billion (US$420 million). This segment achieved the most conspicuous growth among ÆON's business segments.



The in-store amusement creator, ÆON Fantasy, lives up to its name with "indoor theme park" themed environments providing exciting entertainment that children, young adults and their parents can enjoy.

Number of Stores in Service and Other Operations

As of February 20,	2004	2003
ÆON Credit Service[*1]	**58**	62
Gourmet D'Or	**339**	274
Jack[*2]	**—**	58
MYCAL-IST[*3]	**240**	—
Jusvel	**22**	21
Reform Studio	**414**	357
Zwei	**36**	30
ÆON Fantasy	**188**	170
ÆON Cinemas	**5**	4
Total	**1,302**	976

Notes: 1. The number of sales offices.
2. Jack merged with Gourmet D'Or in FY2004.
3. Joined ÆON in 2004.

Revenues of AEON Credit Service (Asia)
(HK$ Million)



849
769
771
FY '02
'03
'04

Revenues of AEON Thana Sinsap (Thailand)
(Bt Million)



2,197
3,596
4,055
FY '02
'03
'04

Revenues of ÆON Fantasy
(¥ Billion)



17.3
20.3
23.4
FY '02
'03
'04

TREE-PLANTING HISTORY 1991–2004

The ÆON Hometown Forests Program began at the Malacca Store in Malaysia in 1991. Since then ÆON has worked with local people to plant native trees in the grounds of its shopping centers and distribution centers in Japan and overseas. To date, around 470,000 people have planted approximately five million trees at over 400 locations. ÆON will continue its efforts to increase the area of greenery in the world through this program.



2004 Every time someone plants a tree, the cumulative benefits of this program are spread a little further. ÆON Hometown Forests Program planted its five-millionth tree in April 2004 in Fukuoka Prefecture.

The ÆON Hometown Forests Program

5,000,000 trees planted

Number of Trees Planted


2,242,997
2,778,163
3,288,774
4,026,100
4,257,126
4,573,743
4,887,720
(FY) '98
'99
'00
'01
'02
'03
'04

1991 At the beginning of the 1990s, ÆON was looking for new ways to give something back to the communities it served and deepen its ties with customers. The ÆON Hometown Forests Program became the solution of this search. Customers everywhere seem to take quiet pride in watching "their" trees grow.

ÆON Hometown Forests Program

Creating a Better Environment
ÆON has undertaken a variety of environmental initiatives with the support of countless people. The aim of those activities is to protect the Earth's limited resources and create a better environment for the future of our children. The ÆON Hometown Forests Program is an example of this commitment. We will continue to plant trees because we believe that the accumulation of small individual efforts will eventually result in a greener Earth.

Planting Local Trees
The ÆON Hometown Forests Program is guided by Dr. Akira Miyawaki, Professor Emeritus of the Yokohama National University. The method advocated by Professor Miyawaki is to plant a mixture of species that grow in the area and to allow them to grow in competition. ÆON creates mixed plantings of at least 40 and sometimes as many as 60 native species in each location.

Tree-growing Festivals—Monitoring Tree Growth
ÆON is not content simply to plant trees. Each year in late April, it dedicates a week to the natural environment. During that week, it holds "Tree-growing Festivals" in cooperation with local people as a way of monitoring the growth of each planting site. At these festivals, ÆON works with local communities to protect the forest environment through activities that include weeding, fertilizing, supplementary replacement of dead trees, and pruning of branches that have grown across site boundaries.



In 1991, ÆON Hometown Forests Program began at the Malacca store of Jaya JUSCO Stores in Malaysia.



On May 30, 2004, ÆON held a memorial festival to celebrate planting the five-millionth tree.

Global Tree-planting

Tree-planting Activities in Japan and Overseas
In addition to its own initiatives to protect the global environment, ÆON also provides support and grants to like-minded organizations through the ÆON Environmental Foundation, which has been active in this area since 1991.

In 2000, ÆON began a forest restoration and planting campaign to bring back the natural flora and fauna to the abandoned farmland in the Shiretoko region of Hokkaido. In 2003, it launched a fundraising campaign for efforts to restore the wild population of the Japanese Crested Ibis, which is an internationally protected bird. In addition to fundraising in its stores, ÆON also planted approximately 2,000 trees. ÆON has also commenced forest restoration and tree-planting activities in an area affected by a forest fire in Gifu Prefecture.

Overseas, ÆON is implementing a tree-planting program along the Great Wall of China. In the past three years, large numbers of Japanese and Chinese volunteers have planted 390,000 trees through this program. In March 2004, ÆON sponsored tree-planting activities at Angkor Wat in Cambodia, with the aim of restoring the forest around this World Heritage site. ÆON provides grants to Japanese and overseas NGOs for the same purpose. In 2003, it awarded a total of 103 grants worth ¥100 million.



ÆON is currently involving its customers in efforts to revive the wild population of the endangered Japanese Crested Ibis.



Japanese volunteers and Cambodian students jointly planted 3,000 trees near Angkor Wat World Heritage Site.


BOX

In the Happy Yellow Receipt Campaign, on the 11th of each month, customers drop their receipts in boxes earmarked for volunteer organizations. ÆON then donates goods worth 1% of the receipts' value to the respective organizations.

Reduction of Plastic Bag Use
(Data for ÆON Co., Ltd. only)


362
369
364
FY '02
'03
'04
42.7
57.9
74.6
Number of participating stores*
Plastic bag reduction (million)
*excluding shops closed or transferred during the term

Working with People to Protect the Earth

The ÆON basic principles underscore respect for humanity, contribution to local communities and the pursuit of peace centered on customers. We put this philosophy into practice by fulfilling our responsibilities as a corporate citizen through active involvement in social contribution and environmental conservation activities in Japan and overseas. We believe that these activities need to be firmly rooted in communities, and our aim is to work in partnership with people where they live to build a sustainable society.

Retail Outlets as Focal Points for Environmental Conservation and Social Contribution

Retailing is more closely involved in the day-to-day lives of consumers than any other industry. As a retailer, ÆON has long worked in partnership with local communities to carry out a wide range of environmental conservation and social contribution activities.

One example of these activities is "ÆON Day." On the 11th day of each month, ÆON implements a variety of environmental and social contribution activities with local people. These activities include the "ÆON Happy Yellow Receipt" campaign. Customers place their purchase receipts in special boxes, and ÆON earmarks 1% of the total value to purchase and donate needed items to local volunteer groups, and so on. There are also "Clean & Green" activities to clean up local roads, parks and other facilities, and the "ÆON Clean Road" activities, through which employees remove litter from sidewalks, pedestrian bridges and tree plantings along national highways.

Resource conservation is also a priority for ÆON. For example, under the "My Bag" and "My Basket" campaigns, shoppers are encouraged to bring their own shopping bags or baskets along to the store for use at check out. Activities such as these help consumers to minimize the environmental load of day-to-day living by conserving petroleum that would have been used for shopping bag manufacture and reducing the number of shopping bags that must be disposed of.

ÆON supports recycling activities by providing collection boxes in its stores for recyclable waste, such as aluminum cans, PET bottles, food trays and milk cartons. These recovered materials are recycled into some of the products sold in the TOPVALU Kyokan Sengen line.

Collection of Aluminum Cans and PET Bottles (Tons)
(Data for ÆON Co., Ltd. only)


938
1,030
1,129
1,380
1,200
1,644
FY '02
'03
'04
Aluminum cans
PET bottles

Collection of Food Trays and Milk Cartons (Tons)
(Data for ÆON Co., Ltd. only)


1,412
1,598
1,671
753
767
769
FY '02
'03
'04
Food trays
Milk Cartons



In-store recycling provides collection boxes for aluminum cans, PET bottles, food trays and milk cartons some of which are recycled into TOPVALU Kyokan Sengen products.



On ÆON Day, the 11th of each month, employees remove litter and restore natural beauty in surrounding neighborhoods as part of the Clean & Green activities.



ÆON promotes ecological awareness and action for the next generation by sponsoring Eco Life tours for Japanese students to locations where good ecology is practiced, as in this 2003 tour to Germany.

Social Contribution from a Global Perspective

The ÆON 1% Club was established in 1989. Through this organization, ÆON companies may donate 1% of their income before tax for uses ranging from environmental conservation and international cultural and human exchange to the promotion of regional culture and society.

The ÆON 1% Club organizes the "Eco-Life Tour in Germany" to provide children with opportunities to think about solutions and actions in relation to Japan's environmental problems. The children travel to Germany because it is one of the most environmentally advanced nations in the world. A total of 48 elementary and junior high school children participated in the first tour. They visited German schools and families while experiencing a variety of activities related to environmental protection.

One of ÆON's initiatives in the area of international cultural exchange is the Teenage Ambassadors program, which started in 1990. It has hosted students from 12 countries since its inception. To mark ÆON's 20th year in Thailand, 20 Thai students visited Japan from February 2nd to 9th, the second time for



The ÆON 1% Club, along with customers, employees and the Japan Committee for UNICEF, wrapped up a three-year program building schools in Cambodia to help restore the war-ravaged education system.



ÆON's Teenage Ambassadors program, fosters international understanding by hosting overseas high school students in cultural exchanges across Japan. From this year, it has adopted an environmental theme.



A touring group of professional actors and singers under ÆON sponsorship recruits and rehearses local children in communities across Japan for ecological musicals that are fun and thought provoking.

Thai students to visit. The first two, who came in 1994, returned again on this visit.

Since 1997, ÆON and the "Furusato Caravan" theatre troupe have staged musical performances throughout Japan on themes that emphasize the importance of nature and forests. Local children participate in these productions.

In 2000, the ÆON 1% Club donated funds to buuild ten schools in Cambodia. In 2001, ÆON began collecting donations to support further school construction, with the Japan Committee for UNICEF. Altogether, this initiatives led to the establishment of 149 elementary schools, far exceeding the original target. Because of this initiative, 80,000 children are now able to attend school. After the success in Cambodia, ÆON has begun a three-year program to build or refurbish 100 schools in Nepal.

ÆON's retail outlets collect donations for many causes, including prevention of global warming, and emergency relief for victims of an earthquake in Iran. In addition to the funds raised, these initiatives also help build goodwill. Donations from customers are matched by donations from the ÆON 1% Club.

2004 is the 25th anniversary of The Cultural Foundation of Okada, which promotes the development of art and culture in Mie Prefecture. Its principal activities are the donation of art works to museums, the provision of grants for exhibitions and art promotion, the provision of awards to artists, and support for artistic development. The Foundation has so far donated over 400 art works, including modern art from Japan and other countries. These donations amount to approximately ¥1.1 billion.

View and download the ÆON Environmental and Social Report 2004 at **www.aeon.info/environment/report/english/**.

Financial Section

Contents

ÆON Co., Ltd. and Subsidiaries

Selected Financial Data (Five-year)

Years Ended February 20, 2004, 2003, 2002, 2001 and 2000

	Millions of Yen					Thousands of U.S. Dollars [1]
For the years ended February 20.	2004 [3]	2003	2002	2001	2000	2004
RESULTS FOR THE YEAR: [2]						
Revenue						
Net sales	¥3,215,163	¥2,751,181	¥2,598,612	¥2,430,092	¥2,235,360	$29,496,908
Rental and other revenues	285,583	230,204	204,921	175,339	142,033	2,620,028
Total	3,500,746	2,981,385	2,803,533	2,605,431	2,377,393	32,116,936
Operating costs and expenses:						
Cost of goods sold	2,312,049	1,956,063	1,847,001	1,733,763	1,602,484	21,211,459
Selling, general and administrative expenses	1,076,226	899,608	836,768	796,802	709,837	9,873,633
Operating income	112,471	125,714	118,864	74,866	65,072	1,031,844
Other (income) expenses—net	16,838	31,866	41,790	22,505	25,946	154,477
Income from continuing operations before income tax	95,633	93,848	77,074	52,361	39,126	877,367
Income tax	39,548	36,055	30,145	25,997	28,058	362,826
Income from continuing operations before minority interest and equity in earnings	56,085	57,793	46,929	26,364	11,068	514,541
Minority interest	(22,283)	(21,764)	(18,178)	(15,013)	(10,110)	(204,431)
Equity in earning (losses) of affiliated companies	656	(923)	(65)	(938)	(1,793)	6,018
Income from continuing operations	34,458	35,086	28,686	10,413	(835)	316,128
Loss from discontinued operations	(2,712)	(20)	(7,791)	(1,212)	(1,998)	(24,881)
Cumulative effect of change in accounting principles	(13,995)	(52)	—	—	—	(128,394)
Net income (loss)	¥ 17,751	¥ 35,014	¥ 20,895	¥ 9,201	¥ (2,833)	$ 162,853
YEAR-END FINANCIAL POSITION:						
Total assets	¥2,781,281	¥2,163,980	¥2,048,188	¥1,995,691	¥1,833,027	$25,516,156
Long-term liabilities	1,173,532	883,665	784,296	767,185	610,072	10,766,349
Shareholders' equity	378,493	340,634	347,900	331,678	313,292	3,472,413

Notes 1: For convenience only, U.S.dollar amounts were translated at the rate of ¥109=U.S.$1, the rate of exchange at February 20, 2004. This translation should not be construed as a representation that the yen amounts could be converted into U.S.dollars.

2: Prior-year amounts in the Consolidated Financial Statements have been reclassified to discontinued operations to conform to the current-year presentation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

3: For the year ended February 20, 2004, the basis for calculating net income changed substantially upon adoption of SFAS No. 143 "Asset Retirement Obligations" (Notes 1 and 5). Net income for fiscal 2004 and later cannot and should not be compared directly with results for fiscal 2003 and earlier. (See further explanation under Net Income on page 37.)

Financial Review

Consolidated Revenues and Operating Income

Consolidated operating revenues continued to grow, but operating income was essentially flat for the year ended February 20, 2004. Consolidated operating revenues amounted to ¥3,501 billion (US$32,117 million), an increase of 17.4% over the previous year, mainly reflecting addition of the new subsidiaries, including the MYCAL group of companies and strong increases in revenues by the supermarket operator Maxvalu, the financial service enterprise ÆON Credit Service and SC development company ÆON Mall.

The main business segment of GMS and other retail store operations registered a moderate decline in profitability due to an unusually warm winter and colder than normal summer weather that brought on a decrease in sales of seasonal products. Another factor was increasingly fierce competition in the food product sector.

Consolidated operating income stayed almost even compared with the previous fiscal year, at ¥112 billion (US$1,032 million), due to growing SG&A expenses related to business expansion, including advertising expenses, expansion of bad debt reserves, payrolls, utilities, etc.

Consolidated Net Income

Net income decreased by 49.3% to ¥17.8 billion (US$163 million), as a result of cumulative effect of change in accounting principles on adoption of SFAS No. 143, "Asset Retirement Obligations." The basis for calculating net income for fiscal years through 2003 differs significantly from the basis used for fiscal 2004 onward.

Comparison of the current result and results for fiscal 2003 and earlier does not accurately gauge the Company's performance and should not be employed. The table below, included for convenience only, shows consolidated results under Japanese GAAP, which did not change materially in this regard between the years in question.

Consolidated Financial Position

Consolidated total assets increased by 28.5% year-on-year to ¥2,781 billion (US$25,516 million). The main reasons for the increase were ¥501 billion

Revenues / Operating Income
(¥ Billion)


2,804
119
2,981
126
3,501
112
FY '02
'03
'04
Revenues
Operating income

SG&A Expenses / Ratio of SG&A to Total Revenues
(¥ Billion)/(%)


837
900
1,076
30.2
30.7
FY '02
'03
'04
SG&A expenses
Ratio of SG&A to Total revenues

Selected Financial Highlights (Japanese GAAP)

	Millions of Yen					Thousands of U.S. Dollars
As of February 20.	2004	2003	2002	2001	2000	2004
Total revenues	¥3,546,216	¥3,096,504	¥2,934,592	¥2,738,639	¥2,522,211	$32,534,092
Operating income	132,212	132,172	119,222	92,061	71,212	1,212,954
Net income (loss)	55,316	51,258	(16,139)	22,515	15,151	507,486

Total Assets / Shareholders' Equity
(¥ Billion)


2,046
348
2,164
341
2,781
378
FY '02
'03
'04
Total assets
Shareholders' equity

Long- and Short-term Loans and Commercial Paper
(¥ Billion)


588
559
555
FY '02
'03
'04

(US$4,605 million) from additions of newly consolidated companies, an increase of ¥134 billion (US$1,234 million) in capital expenditures and the resultant expansion in fixed assets and growth of the credit card operations of ÆON Credit Service Co., Ltd., the Group's financial subsidiary, which boosted financial receivables by 7.2%, or ¥28 billion (US$259 million).

Consolidated liabilities increased by 33.1% to ¥2,226 billion yen (US$20,420 million). A major cause of the increase was assumption of liabilities associated with the acquisition of the MYCAL companies. The composition of these liabilities includes asset retirement obligations, expanded retirement allowances to cover the increased number of employees and liabilities of the MYCAL companies.

Consolidated shareholders' equity rose 11.1% to ¥378 billion (US$3,472 million), due mainly to an increase in retained earnings.

Consolidated Cash Flows

Net cash provided by operating activities increased by 47.4% to ¥258 billion (US$2,366 million), due to three major factors, an increase of trade-related accounts payable and a decrease of trade-related accounts receivable, an increase of non-cash charges represented by depreciation, and an increase of employee retirement allowances.

An increase in proceeds from acquisition of subsidiaries produced a net cash outflow provided by investing activities of ¥0.6 billion (US$5 million), compared with an outflow of ¥147.8 billion in the previous fiscal year.

Net cash used in financing increased by 184.5% to ¥74.3 billion (US$682 million) because of the scheduled repayment of obligations of the MYCAL companies under provisions of the corporate reorganization law.

These cash flows brought the balance of cash and cash equivalents to ¥284 billion (US$2,604 million), an increase of 174.8%.

Consolidated Financial Ratios

Return on equity dropped by a marginal 5.3 percentage points to 4.9% due to a decrease of net income.

The shareholders' equity ratio (shareholders' equity/total assets) declined by 2.1 points to 13.6%, due to the dramatic increase of total assets attributable mainly to the purchase of MYCAL.

Debt Position

As of February 20,	Millions of Yen 2004	2003	2002	Thousands of U.S. Dollars 2004
Long-term loans from banks and insurance companies	¥445,774	¥444,740	¥432,085	$4,089,670
Short-term bank loans	76,116	72,780	107,370	698,312
Commercial paper	33,000	41,000	49,000	302,752
Sub-total	¥554,890	¥558,520	¥588,455	$5,090,734
Debt under securitization of accounts receivable	17,500	10,000	20,000	160,551
Debt under securitization of leasehold deposits	76,547	66,135	35,331	702,266
Debt under securitization of finance receivables	9,710	—	8,956	89,082
Capital lease obligations	102,154	53,420	52,863	937,193
Convertible bonds	—	—	4,537	—
Straight bonds	137,965	127,780	110,080	1,265,734
Total	¥898,766	¥815,835	¥820,162	$8,245,560

Financial Income/Expenses

As of February 20,	Millions of Yen 2004	2003	2002	Thousands of U.S. Dollars 2004
Interest income	¥ 584	¥ 731	¥ 789	$ 5,357
Dividend income	738	706	506	6,771
Financial income	¥ 1,322	¥ 1,437	¥ 1,295	$ 12,128
Interest expenses	6,387	6,242	6,990	58,596
Interest on bonds	1,811	1,800	1,877	16,615
Interest on capital lease obligations	1,706	1,380	1,796	15,651
Financial charges	¥ 9,904	¥ 9,422	¥10,663	$ 90,862
Net financial charges	¥(8,582)	¥(7,985)	¥ (9,368)	$(78,734)

Principal Financial Ratios

As of February 20,	2004	2003	2002
Return on assets (%)	0.7	1.7	1.0
Return on equity (%)	4.9	10.2	6.1
Operating income to revenues (%)	3.2	4.2	4.2
Shareholders' equity ratio (%)	13.6	15.7	17.0

Capital Expenditures
(¥ Billion)


135
119
134
FY '02
'03
'04

Operating Income to Revenues
(%)


4.2
4.2
3.2
FY '02
'03
'04

Shareholders' Equity Ratio
(%)


17.0
15.7
13.6
FY '02
'03
'04

ÆON Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

February 20, 2004 and 2003

	Millions of Yen 2004	Millions of Yen 2003	Thousands of U.S. Dollars (Note 1) 2004
ASSETS			
Current Assets:			
Cash and cash equivalents	¥ 283,858	¥ 98,866	$ 2,604,202
Time deposits (Note 6)	2,517	2,031	23,092
Marketable securities (Note 4)	3,760	7,051	34,495
Notes and accounts receivable (Note 6)	98,712	71,659	905,615
Finance receivables (Notes 3 and 6)	421,905	393,642	3,870,688
Merchandise inventories	251,159	195,008	2,304,211
Assets held for sale (Note 1)	—	5,398	—
Prepaid expenses and other current assets (Note 15)	70,741	56,942	649,000
Total current assets	1,132,652	830,597	10,391,303
Property, Buildings and Equipment—at Cost (Notes 6, 12 and 13):			
Land	228,616	185,396	2,097,394
Buildings	617,259	488,272	5,662,927
Leasehold improvements	355,976	337,177	3,265,835
Equipment and fixtures	791,370	674,907	7,260,275
Construction in progress	9,971	6,547	91,477
Total	2,003,192	1,692,299	18,377,908
Accumulated depreciation and amortization	(877,103)	(744,996)	(8,046,816)
Net property, buildings and equipment	1,126,089	947,303	10,331,092
Intangible Assets (Note 5):			
Intangible assets subject to amortization:			
Software	44,617	30,746	409,330
Others	5,834	6,111	53,523
Total	50,451	36,857	462,853
Accumulated amortization	(19,112)	(11,744)	(175,339)
Net intangible assets subject to amortization	31,339	25,113	287,514
Intangible assets not subject to amortization:			
Goodwill	15,266	8,291	140,055
Trademarks	8,343	8,760	76,541
Other	10,049	7,217	92,193
Total intangible assets not subject to amortization	33,658	24,268	308,789
Total intangible assets	64,997	49,381	596,303
Investments and Advances:			
Investments in and advances to affiliated companies	52,156	39,734	478,495
Investment securities (Note 4)	60,475	41,118	554,817
Total investments and advances	112,631	80,852	1,033,312
Other Assets:			
Fixed leasehold deposits, prepaid rent and loans to lessors (Notes 6 and 12)	226,533	154,934	2,069,110
Deferred taxes (Note 15)	70,864	69,080	650,128
Other	48,495	31,833	444,908
Total other assets	344,892	255,847	3,164,146
TOTAL	¥2,781,261	¥2,163,980	$25,516,156

See notes to consolidated financial statements.

	Millions of Yen 2004	Millions of Yen 2003	Thousands of U.S. Dollars (Note 1) 2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities:			
Short-term borrowings (Note 6)	¥ 126,616	¥ 123,780	$ 1,161,615
Notes and accounts payable:			
Trade	550,147	371,630	5,047,220
Construction	49,475	36,180	453,899
Income taxes payable (Note 15)	26,654	28,955	244,532
Accrued expenses and other current liabilities	143,577	109,937	1,317,220
Liabilities associated with assets held for sale (Note 1)	—	908	—
Current portion of long-term debt (Note 6)	107,708	117,605	988,147
Current portion of obligations under reorganization proceedings (Note 6)	48,041	—	440,743
Total current liabilities	1,052,218	787,995	9,653,376
Long-Term Liabilities:			
Long-term debt, less current portion (Note 6)	664,442	574,450	6,095,798
Asset retirement obligations (Note 8)	70,165	—	643,716
Obligations under reorganization proceedings (Note 6)	94,314	—	865,266
Lease deposits from lessees and others (Note 6)	163,742	146,432	1,502,220
Employees' termination benefits and pension liabilities (Note 9)	172,107	155,066	1,578,963
Deferred taxes (Note 15)	8,762	6,717	80,386
Total long-term liabilities	1,173,532	883,665	10,766,349
Minority Interest in Consolidated Subsidiaries	177,018	151,686	1,624,018
Commitments and Contingencies (Note 17 and 20)			
Shareholders' Equity (Notes 9, 10, 11 and 21):			
Common stock, authorized: 600,000,000 shares			
Issued:			
2004 and 2003—333,274,674 shares	51,296	51,296	470,606
Additional paid-in capital	141,895	138,012	1,301,789
Legal reserve	17,680	16,949	162,202
Retained earnings	205,278	195,584	1,883,284
Accumulated other comprehensive losses	(36,969)	(60,545)	(339,165)
Treasury stock, at cost, 253,459 shares in 2004 and 254,186 shares in 2003	(687)	(662)	(6,303)
Total shareholders' equity	378,493	340,634	3,472,413
TOTAL	¥2,781,261	¥2,163,980	$25,516,156

ÆON Co., Ltd. and Subsidiaries

Consolidated Statements of Income

Years Ended February 20, 2004, 2003 and 2002

	Millions of Yen 2004	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1) 2004
Revenues:				
Net sales	¥3,215,163	¥2,751,181	¥2,598,612	$29,496,908
Rental and other revenues (Note 12)	285,583	230,204	204,921	2,620,028
	3,500,746	2,981,385	2,803,533	32,116,936
Operating Costs and Expenses:				
Cost of goods sold	2,312,049	1,956,063	1,847,901	21,211,459
Selling, general and administrative expenses	1,076,226	899,608	836,768	9,873,633
	3,388,275	2,855,671	2,684,669	31,085,092
Operating Income	112,471	125,714	118,864	1,031,844
Other (Income) Expenses:				
Interest—net (Note 13)	9,320	8,691	9,874	85,505
Foreign exchange (gains) losses	621	913	(2,617)	5,697
Other expenses—net (Note 14)	6,897	22,262	34,533	63,275
	16,838	31,866	41,790	154,477
Income from Continuing Operations before Income Taxes, Minority Interest and Equity in Earnings (Losses) of Affiliated Companies	95,633	93,848	77,074	877,367
Income Taxes (Note 15):				
Current	48,902	45,221	32,826	448,642
Deferred	(9,354)	(9,166)	(2,681)	(85,816)
	39,548	36,055	30,145	362,826
Income from Continuing Operations before Minority Interest and Equity in Earnings (Losses) of Affiliated Companies	56,085	57,793	46,929	514,541
Minority interest in earnings of consolidated subsidiaries	(22,283)	(21,784)	(18,178)	(204,431)
Equity in earnings (losses) of affiliated companies	656	(923)	(65)	6,018
Income from Continuing Operations	34,458	35,086	28,686	316,128
Loss from Discontinued Operations	(2,712)	(20)	(7,791)	(24,881)
Cumulative effect of change in accounting principles, net of taxes of ¥9,447 million ($86,670 thousand) in 2004 and ¥525 million in 2003 (Notes 5 and 8)	(13,995)	(52)	—	(128,394)
Net Income	¥ 17,751	¥ 35,014	¥ 20,895	$ 162,853

	Yen 2004	Yen 2003	Yen 2002	U.S. Dollars (Note 1) 2004
Amount Per Share (Note 16)				
Basic				
Net income from continuing operations	¥103.5	¥106.1	¥ 86.6	$0.95
Loss from discontinued operations	(8.2)	(0.1)	(23.5)	(0.07)
Cumulative effect of change in accounting principles	(42.0)	(0.2)	—	(0.39)
Net income	53.3	105.8	63.1	0.49
Diluted				
Net income from continuing operations	—	105.4	86.2	—
Loss from discontinued operations	—	(0.1)	(23.4)	—
Cumulative effect of change in accounting principles	—	(0.1)	—	—
Net income	—	105.2	62.8	—
Cash dividends declared during the year	¥ 22.0	¥ 22.0	¥ 22.0	$0.20

See notes to consolidated financial statements.

ÆON Co., Ltd. and Subsidiaries

Consolidated Statements of Shareholders' Equity

Years Ended February 20, 2004, 2003 and 2002

	Millions of Yen 2004	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1) 2004
Common stock:				
Balance, beginning of year	¥ 51,296	¥ 49,043	¥ 49,036	$ 470,606
Issuance of stock for bond conversions	—	2,253	7	—
Balance, end of year	¥ 51,296	¥ 51,296	¥ 49,043	$ 470,606
Additional paid-in capital:				
Balance, beginning of year	¥138,012	¥135,914	¥134,698	$1,266,165
Issuance of stock for bond conversions	—	2,252	7	—
Decrease on sale of a subsidiary	—	(1,382)	—	—
Gain on sales of previously unissued stock by subsidiaries, net of tax of ¥2,224 million ($20,404 thousand) in 2004, ¥879 million in 2003 and ¥809 million in 2002	3,883	1,228	1,209	35,624
Balance, end of year	¥141,895	¥138,012	¥135,914	$1,301,789
Legal reserve:				
Balance, beginning of year	¥ 16,949	¥ 17,972	¥ 16,820	$ 155,495
Transfer from (to) retained earnings	731	(1,023)	1,152	6,707
Balance, end of year	¥ 17,680	¥ 16,949	¥ 17,972	$ 162,202
Retained earnings:				
Balance, beginning of year	¥195,584	¥166,830	¥154,372	$1,794,349
Net income	17,751	35,014	20,895	162,853
Total	213,335	201,844	175,267	1,957,202
Deduct:				
Cash dividends	7,326	7,283	7,285	67,211
Transfer to (from) legal reserve	731	(1,023)	1,152	6,707
Balance, end of year	¥205,278	¥195,584	¥166,830	$1,883,284
Accumulated other comprehensive loss:				
Net unrealized gains (losses) on available-for-sale securities, net of applicable income taxes:				
Balance, beginning of year	¥ 6,187	¥ 5,665	¥ (667)	$ 56,761
Net change during the year, net of reclassification adjustment	8,295	522	6,332	76,101
Balance, end of year	14,482	6,187	¥ 5,665	132,862
Foreign currency translation adjustments:				
Balance, beginning of year	¥ 167	¥ 6,275	¥ (780)	$ 1,532
Aggregate translation adjustments during the year	(5,796)	(6,108)	7,055	(53,174)
Balance, end of year	¥ (5,629)	¥ 167	¥ 6,275	$ (51,642)
Net gains on derivative financial instruments, net of applicable income taxes:				
Balance at beginning of year	(559)	102	—	(5,128)
Adjustments for the year	422	(661)	¥ 102	3,872
Balance, end of year	(137)	(559)	¥ 102	(1,257)
Minimum pension liability adjustment (net of applicable income taxes):				
Balance, beginning of year	¥ (66,340)	¥ (33,496)	¥ (21,801)	$ (608,623)
Minimum pension liability adjustment	20,655	(32,844)	(11,695)	189,495
Balance, end of year	¥ (45,685)	¥ (66,340)	¥ (33,496)	$ (419,128)
Balance, end of year	¥ (36,969)	¥ (60,545)	¥ (21,454)	$ (339,165)
Treasury stock:				
Balance, beginning of year	¥ (662)	¥ (405)	—	$ (6,073)
Common stock acquired for treasury	(25)	(257)	¥ (405)	(230)
Balance, end of year	¥ (687)	¥ (662)	¥ (405)	$ (6,303)

See notes to consolidated financial statements.

ÆON Co., Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

Years Ended February 20, 2004, 2003 and 2002

	Millions of Yen 2004	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1) 2004
Net income	¥17,751	¥ 35,014	¥ 20,895	$162,853
Other comprehensive income (loss), net of tax				
Unrealized gains (losses) on available-for-sale securities:				
Unrealized holding gains (losses) arising during period	8,349	158	(3,900)	76,596
Reclassification adjustment for losses (income) included in net income	(54)	364	10,232	(495)
Net change in unrealized gains	8,295	522	6,332	76,101
Foreign currency translation adjustments	(5,796)	(6,108)	7,055	(53,174)
Net gains (losses) on derivative financial instruments	422	(661)	102	3,872
Minimum pension liability adjustment	20,655	(32,844)	(11,695)	189,495
Total other comprehensive income (loss)	23,576	(39,091)	1,794	216,294
Comprehensive income (loss)	¥41,327	¥ (4,077)	¥ 22,689	$379,147

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended February 20, 2004, 2003 and 2002

	Millions of Yen 2004	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1) 2004
Operating Activities:				
Net income	¥ 17,751	¥ 35,014	¥ 20,895	$ 162,853
Adjustments to reconcile net income to net cash provided by operating activities:				
Loss from discontinued operations	2,712	20	7,791	24,881
Cumulative effect of change in accounting principles	13,995	52	—	128,394
Depreciation and amortization	117,009	105,379	103,660	1,073,477
Provision for possible credit losses on finance receivables	20,997	19,483	12,248	192,633
Provision for employees' termination benefits and pension liabilities	20,734	6,842	(11,377)	190,220
Net loss on impairment, disposition and sales of property	6,367	14,285	14,025	58,413
Net gains on sales of securities	(537)	(308)	(1,193)	(4,927)
Write-down of securities	91	1,730	17,592	835
Minority interest in earnings	22,283	21,784	18,178	204,431
Gain on settlement of pension liability	—	—	(3,571)	—
Equity in (earnings) losses of affiliated companies	(656)	923	65	(6,018)
Deferred income taxes	(9,354)	(9,166)	(2,681)	(85,816)
Changes in operating assets and liabilities:				
Notes and accounts receivable	2,267	(42,541)	(21,300)	20,798
Merchandise inventories	(2,475)	432	19,924	(22,707)
Prepaid expenses and other current assets	19,523	(208)	1,390	179,110
Notes and accounts payable—trade	64,382	17,494	21,996	590,661
Income taxes payable	(3,859)	12,266	(1,700)	(35,404)
Accrued expenses and other current liabilities	(10,374)	(2,276)	(38,026)	(95,174)
Other	(22,950)	(6,206)	(17,480)	(210,550)
Net cash provided by operating activities	257,906	174,999	140,376	2,366,110
Investing Activities:				
Finance loans receivable originated	(445,013)	(393,658)	(343,052)	(4,082,688)
Finance loans receivable collected	379,476	356,570	299,227	3,481,431
Proceeds from sale of marketable securities	13,976	6,220	1,843	128,220
Purchases of marketable securities	(8,928)	(9,543)	(2,302)	(81,908)
Proceeds from sale of property, buildings, and equipment	15,800	6,623	8,281	144,954
Purchases of property, buildings, and equipment	(134,489)	(118,671)	(134,622)	(1,233,844)
Proceeds from acquisition of subsidiaries	195,476	—	—	1,793,358
Decrease in investments and advances to affiliated companies and others	2,146	11,617	1,624	19,688
Increase in investments and advances to affiliated companies and others	(21,089)	(25,091)	(7,650)	(193,477)
Net decrease in lease-related and other assets	2,075	16,155	8,272	19,037
Net cash used in investing activities	(570)	(147,788)	(168,379)	(5,229)
Financing Activities:				
Net (decrease) increase in short-term borrowings	(3,906)	(52,710)	1,362	(35,831)
Proceeds from long-term debt	131,943	139,774	112,838	1,210,486
Repayments on long-term debt	(134,997)	(109,010)	(79,983)	(1,238,505)
Repayment of obligations under reorganization proceedings	(66,080)	—	—	(606,239)
Net (decrease) increase in deposits from lessees	4,754	(242)	(1,698)	43,615
Subsidiary repurchase of stock from minority shareholders	(3,197)	(2,573)	(5,187)	(29,330)
Dividends paid to the parent company's shareholders	(7,326)	(7,283)	(7,285)	(67,211)
Sale of previously unissued stock by subsidiaries	4,592	5,929	4,339	42,129
Net cash (used) provided by financing activities	(74,307)	(26,115)	24,386	(681,716)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(2,469)	(2,569)	3,058	(22,651)
Net Increase (Decrease) in Cash and Cash Equivalents	180,560	(1,473)	(559)	1,656,514
Cash and Cash Equivalents, Beginning of Year	103,298	104,771	105,330	947,688
Cash and Cash Equivalents, End of Year	¥ 283,858	¥ 103,298	¥ 104,771	$ 2,604,202
Supplemental disclosure of cash flow information:				
Cash paid during the year for:				
Interest	¥ 8,418	¥ 9,849	¥ 11,632	$ 77,229
Income taxes	52,333	33,210	38,401	480,165
Noncash investing and financing activities:				
Conversion of bonds to equity	—	¥ 4,505	¥ 14	—
Acquisition:				
Assets acquired—net of goodwill allocation	¥ 541,313	—	—	$ 4,966,174
Liabilities assumed	(499,912)	—	—	(4,586,349)
Minority interest	(11,849)	—	—	(108,706)
Total	¥ 29,552	—	—	$ 271,119
Cash received	225,028	—	—	2,064,477
Proceeds from acquisition of subsidiaries	¥ 195,476	—	—	$ 1,793,358

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Basis of Financial Statements and Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS

ÆON Co., Ltd., and its subsidiaries (together the "Company") operate superstores, supermarkets, discount stores, specialty and convenience stores, and restaurants in Japan and ten other countries. The Company also provides credit card and other consumer financing services and shopping center ("SC") development and maintenance services in these countries. The principal market of the Company is Japan. ÆON Co., Ltd. has approximately 360 stores in Japan and is one of Japan's leading retail companies.

BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which ÆON Co., Ltd. is incorporated and principally operates. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended February 20, 2004, is included solely for the convenience of readers outside Japan and has been made at the rate of ¥109 = U.S.$1, the rate of exchange at February 20, 2004. The translation should not be construed as a representation that the yen amounts could be converted into U.S. dollars at the above or any other rate.

These financial statements differ from those issued for domestic purposes in Japan in that they reflect certain adjustments which are not recorded on the books of account of the Company to present them in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The principal adjustments reflected in these financial statements are the adjustment of merchandise inventories to the lower of cost or market as determined by the retail methods according to U.S. GAAP, installment and financial loan receivable, impairment of long-lived assets, leased assets, fixed leasehold deposits to lessors, amortization of intangible assets, accounting for business combinations and goodwill, allowance for store closure expenses, employer's accounting for retirement benefit, director and management bonuses and accounting for discontinued operations.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Principles of consolidation

The consolidated financial statements include the accounts of ÆON Co., Ltd. and its subsidiaries over which substantial control is exercised through either majority ownership of voting stock and/or other means. Investments in affiliated companies (companies over which the Company has the ability to exercise significant influence) are accounted for using the equity method. ÆON Co., Ltd. recognizes equity method losses based on the share of investee's total financing made by ÆON Co., Ltd. when previous losses have reduced the common stock investment account to zero. All significant intercompany balances, transactions and unrealized profits are eliminated.

In December 2003, Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (revised December 2003) ("FIN 46R"), "Consolidation of Variable Interest Entities", which addresses the consolidation by primary beneficiary of variable interest entities ("VIEs") as defined in FIN 46R. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. FIN 46R is effective immediately for all VIEs created or acquired after January 31, 2003 and effective for other VIEs as of February 20, 2004. ÆON Co., Ltd. has not created or acquired any VIEs after January 31, 2003. For VIEs created or acquired before February 1, 2003, the adoption of FIN 46R for these entities did not have a material effect on ÆON Co.,Ltd's consolidated financial statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates included within the financial statements include allowance for doubtful accounts, provision for store closure expenses, valuation of deferred tax assets, and pension benefit costs.

Statements of cash flows

The Company considers currency and demand deposits and all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The cash and cash equivalents related to ROYAL COSMO Co., Ltd. of ¥4,432 million ($40,661 thousand) at February 20, 2004 were reclassified to "Assets held for sale from cash and cash equivalents" on the consolidated balance sheets, causing a difference in the amounts of cash and cash equivalents per the consolidated balance sheets and the consolidated statements of cash flows.

Investment and marketable securities

Investments in debt and equity securities are classified as trading, held-to-maturity or available-for-sale. Trading securities are reported at fair value, with changes in fair value included in earnings. Available-for-sale securities are reported at fair value, with net unrealized gains and losses included in equity. Held-to-maturity debt securities are reported at amortized cost. For all investment securities, unrealized losses that are other than temporary are recognized in earnings. The Company holds only available-for-sale securities.

Finance receivables

Finance receivables that the Company has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-off or specific valuation allowance.

Inventories

Substantially all merchandise inventories are stated at the lower of cost or market as determined by the retail method.

Depreciation and amortization of property, buildings and equipment

Depreciation of buildings and equipment of ÆON Co., Ltd. and principal domestic subsidiaries is based on the estimated service lives and is generally provided using the declining-balance method for assets placed in service through the year ended February 20, 1998 and using the straight-line method for assets placed in service after February 20, 1998.

Depreciation of buildings and equipment of foreign subsidiaries is computed under the straight-line method based on the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the period of the lease.

Accounting for leases of store buildings

The Company conducts a substantial part of its operations in leased facilities. Generally, the Company leases land and then finances the lessor's cost of

construction of a retail store by giving the lessor a lease deposit. The lease deposits are capitalized as leasehold improvements and amortized on the straight-line basis over the life of the leases (generally 20 years). The net rental payments made under these leases are charged to expense ratably over the life of the leases.

Accounting for the impairment or disposal of Long-Lived Assets

The Company adopted the provisions of Statements of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective February 21, 2002. SFAS No. 144 provides guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of.

The Company sold all of its shares of ROYAL COSMO Co., Ltd. (a consolidated subsidiary in the specialty store operations segment), in the year ended February 20, 2004. The accounting related to this transaction was made in accordance with the provisions of SFAS No.144. Prior year's amounts have been reclassified to conform with current year's presentation. Assets held for sale and related liabilities are separately presented in the consolidated balance sheets. At February 20, 2004, the amount of assets held for sale was ¥5,398 million ($49,523 thousand), and related liabilities was ¥908 million ($8,330 thousand). The details are as follows:

ROYAL COSMO Co., Ltd.	Millions of Yen As of February 20, 2004
Assets:	
Cash and cash equivalents	¥4,432
Notes and accounts receivable	282
Merchandise inventories	137
Property, buildings and equipment	12
Others	535
Total assets	¥5,398
Liabilities:	
Notes and accounts payable	¥ 382
Others	526
Total liabilities associated with assets held for sale	¥ 908

The statement also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. Adoption of the standard did not have a material impact on net income; however, it did result in classifying the operations of certain stores and subsidiaries as discontinued operations in the accompanying consolidated statements of income.

The Company has accounted for certain stores and subsidiaries as discontinued operations under the provisions of SFAS No.144 for the year ended February 20, 2004, and all prior fiscal years. The details of loss on discontinued operations are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004
Revenue from operations	¥43,466	¥102,614	¥128,296	$398,771
Income (Loss) before income taxes	(3,471)	1,859	(5,215)	(31,844)
Income tax expense (benefit)	(778)	2,001	2,816	(7,137)
Minority interest in net earnings	(19)	122	240	(174)
Income (Loss) from discontinued operations	(2,712)	(20)	(7,791)	(24,881)

Goodwill and other intangible assets

Prior to February 21, 2002, the excess of purchase price over the fair value of net assets acquired, or goodwill, and other intangible assets have been amortized on a straight-line basis over their estimated useful lives with a maximum of 40 years. On February 21, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and accordingly ceased amortizing its recorded goodwill and other intangible assets with indefinite lives. Instead, the carrying value of these assets is reviewed for impairment at least annually, or more frequently if events or changes in circumstance indicate that the asset might be impaired. Intangible assets are amortized over their useful lives which are primarily five years.

Asset Retirement Obligations

On February 21, 2003, the Company adopted the provisions of SFAS No.143, "Asset Retirement Obligations" ("SFAS No.143"). SFAS No.143 requires the Company to recognize the fair value of a liability associated with the cost the Company would be obligated to incur in order to retire an asset at some point in the future (see Note 8).

As of February 21, 2003, the Company recognized the future cost to remove buildings and store equipment over the estimated service lives in accordance with the provisions of SFAS No.143. The Company recorded the fair value of the liability for the asset retirement obligation and capitalized the related costs as part to the carrying amount of the long-lived asset at the time a store is built or rented. The asset retirement costs are expensed over the life of the asset and the liability is accreted to its present value each period.

Income taxes

Deferred tax assets or liabilities are computed based on the difference between the financial statements and income tax basis of assets and liabilities using the enacted tax rate. Deferred income tax expenses (benefits) are based on the change in the assets and liabilities from period to period, subject to an ongoing assessment of realization.

Advertising costs

Advertising costs which are expensed as incurred and included in selling, general and administrative expenses were ¥67,664 million ($620,771 thousand), ¥62,018 million and ¥60,679 million for 2004, 2003 and 2002, respectively.

Derivative instruments

Effective February 21, 2001, the Company adopted Statements of Financial Accounting Standards No. 133, as amended by SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recognized on the balance sheet at fair value. In addition, SFAS No. 133 provides that for derivative instruments that qualify for hedge accounting, changes in the fair value will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in shareholders' equity as a component of accumulated other comprehensive income (loss) until the hedged item is recognized in earnings, depending on whether the derivative is being used to hedge changes in fair value or cash flows. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Gain arising from sale by a subsidiary of its own stock

The Company accounts for gains arising from sales by a subsidiary of its previously unissued stock to minority shareholders as capital transactions in the consolidated financial statements.

Comprehensive income

Comprehensive income which is included in the consolidated statements of shareholders' equity consists of net income, unrealized gains or losses on available for sale investments in debt and equity securities, foreign currency items and minimum pension liability adjustments.

New accounting standards

In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured, or the fiscal year ended February 20, 2005, for the Company. The adoption of SFAS No.150 will not have a material effect on the Company's results of operations and financial position.

In March 2004, the Emerging Issues Task Force reached a consensus on Issue No. 03-1 ("EITF03-1"), "The Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments". EITF03-1 provides a three-step impairment model for determining whether an investment is other-than-temporary impaired: (1) determine whether an investment is impaired, (2) evaluate whether an impairment is other-than-temporary, and (3) if the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and fair value at the reporting date. The provisions of EITF03-1 are effective for the reporting periods beginning after June 15, 2004.

In March 2004, the Emerging Issues Task Force reached a consensus on Issue No. 03-16 ("EITF03-16"), "Accounting for Investments in Limited Liability Companies." EITF03-16 provides guidance about when to account for an investment in a limited liability company that maintains a specific ownership account for each investor using the cost method or the equity method of accounting. The provisions of EITF 03-16 are effective for reporting periods beginning after June 15, 2004. The Company is currently determining the effect of EITF 03-16 on the Company's consolidated financial statements.

Reclassification

Certain reclassifications have been made to prior years' consolidated financial statements to conform the presentation used for 2004.

2. Acquisitions

MYCAL and MYCALKYUSHU

On November 28, 2003, the Company acquired all the shares of common stock of MYCAL Corporation and its eight subsidiaries ("MYCAL") for the aggregated amount of ¥20 billion, and 66.7% of the common stock of MYCALKYUSHU Corporation ("MYCALKYUSHU") for ¥0.6 billion. MYCAL and MYCALKYUSHU are operators of general merchandise stores in Japan and are entities under separate reorganization proceedings in accordance with the Corporate Reorganization Law of Japan. The Company has completed the evaluation and allocation of the purchase price for the acquisition of MYCAL and MYCALKYUSHU.

The following table summarizes the initial purchase price allocation of assets acquired and liabilities assumed for each entity at the date of acquisition.

	Millions of Yen		Thousands of U.S. Dollars	
As of November 30, 2003	MYCAL and subsidiaries	MYCAL KYUSHU	MYCAL and subsidiaries	MYCAL KYUSHU
Cash and cash equivalents	¥ 208,352	¥ 11,427	$ 1,911,486	$104,835
Notes and accounts receivable	31,896	1,124	292,624	10,312
Merchandise inventories	41,726	4,093	382,807	37,550
Property, buildings and equipment	187,429	2,609	1,719,532	23,936
Other assets	94,409	2,507	866,055	23,000
Notes and accounts payable	(124,879)	(6,762)	(1,145,679)	(62,037)
Long-term debt	(50,261)	—	(461,110)	—
Obligations under reorganization proceedings	(139,302)	(10,482)	(1,278,000)	(96,165)
Other liabilities	(144,903)	(4,385)	(1,329,385)	(40,229)
Minority interest	(6,371)	(41)	(58,450)	(376)
Goodwill	—	510	—	4,679
The excess of fair value of net assets over the cost	(78,087)	—	(716,394)	—
Total acquisition cost	¥ 20,000	¥ 600	$ 183,486	$ 5,505

The excess of fair value of net assets over the cost, or negative goodwill, has been allocated to certain assets on a pro-rata basis in accordance with SFAS No.141.

Both of the transactions have been accounted for using the purchase method, and accordingly, their results of operations have been included in the consolidated financial statements since the date of acquisition. The respective results of operations of MYCAL and MYCALKYUSHU for the three-month period ended February 29, 2004, their fiscal year end date, are as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	MYCAL and subsidiaries	MYCAL KYUSHU	MYCAL and subsidiaries	MYCAL KYUSHU
Net sales	¥164,360	¥14,132	$1,507,890	$129,651
Net income	4,822	97	44,239	890

3. Finance Receivables

Finance receivables, principally from consumers, at February 20, 2004 and 2003, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Credit card	¥ 97,971	¥108,101	$ 893,817
Hire purchase	19,833	27,044	181,954
Credit card and hire purchase total	117,804	135,145	1,080,771
Loan-credit card, interest primarily at 18.0%–36.0%	282,763	243,119	2,594,158
Loan-other			
Unsecured, interest primarily at 7.2%–36.0%	29,717	22,291	272,633
Secured, interest primarily at 2.8%–4.3%	138	257	1,266
Loan to the ÆON's employees	731	646	6,708
Credit card and other loan total	313,349	266,313	2,874,761
Finance receivable total	431,153	401,458	3,955,532
Accrued interest income	5,219	4,387	47,881
Total	436,372	405,845	4,003,413
Allowance for possible credit losses	(14,467)	(12,203)	(132,725)
Net finance receivables	¥421,905	¥393,642	$3,870,688

On February 20, 2004, contractual maturities of loans receivable excluding accrued interest were as follows:

Year Ending February 20,	Millions of Yen	Thousands of U.S. Dollars
2005	¥193,195	$1,772,431
2006	109,854	1,007,835
2007	9,369	85,954
2008	774	7,101
2009	148	1,358
Thereafter	9	82
Total	¥313,349	$2,874,761

A substantial portion of the loan portfolio represents loans made under revolving line of credit arrangements. Under such arrangements, borrowers may repay loans or make additional borrowings at anytime within the line of credit amounts as long as minimum periodic debt payments are regularly made up until the specified repayment date. The above table, therefore, is not to be regarded as a forecast of future cash collection. During the years ended February 20, 2004 and 2003, the ratios of loans repaid to average loan receivable balances were 53.4% and 55.7%, respectively.

During the years ended February 20, 2004 and 2003, the ÆON Credit Service Co., Ltd., subsidiaries sold credit card receivables on a non-recourse basis of ¥48,929 million (US$448,890 thousand) and ¥6,489 million, respectively, to the special purpose companies. Gains and losses on such sales were not significant.

The changes in the allowance for possible credit losses for the years ended February 20, 2004, 2003 and 2002 are shown below:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004
Balance, beginning of year	¥ 12,203	¥9,096	¥7,178	$111,954
Provision for possible credit losses	20,997	19,483	12,248	192,633
Charge-offs				
Charge-offs	(18,899)	(17,063)	(11,537)	(173,385)
Recoveries	489	1,052	915	4,486
Net charge-offs	(18,410)	(16,011)	(10,622)	(168,899)
Foreign currency translation adjustments	(323)	(365)	291	(2,963)
Balance, end of year	¥ 14,467	¥12,203	¥9,095	$132,725

4. Investments

All of the Company's investments and marketable securities have been classified as available-for-sale securities and are reported at their fair value. Such equity and debt securities at February 20, 2004 and 2003, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Equity securities:			
Cost	¥32,873	¥27,754	$301,587
Fair value	59,258	40,493	543,651
Gross unrealized gains	27,167	15,364	249,238
Gross unrealized losses	782	2,625	7,174
Debt securities: (Principally corporate bonds)			
Cost	4,975	7,810	45,642
Fair value	4,977	7,799	45,661
Gross unrealized gains	8	4	74
Gross unrealized losses	6	15	55

Gross unrealized holding loss on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at February 20, 2004, were as follows:

	Millions of Yen			
	Less than 12 months		12 months or longer	
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Equity securities	¥2,801	¥305	¥1,812	¥477
Debt securities	2,045	6	—	—
	¥4,846	¥311	¥1,812	¥477

	Thousands of U.S.Dollars			
	Less than 12 months		12 months or longer	
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Equity securities	$25,697	$2,798	$16,624	$4,376
Debt securities	18,761	55	—	—
	$44,459	$2,853	$16,624	$ 4,376

Maturities of debt securities and fund trust at February 20, 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Cost	Fair value	Cost	Fair value
Due within 1 year	¥3,701	¥3,700	$33,954	$33,945
Due after 1 year through 5 years	1,149	1,153	10,541	10,578
Due after 5 years through 10 years	3	3	28	28
Due after 10 years	122	121	1,119	1,110
	¥4,975	¥4,977	$45,642	$45,661

Cost of sold securities is computed by the average cost method.

The proceeds from sale of available-for-sale securities and gross realized gains and losses resulting from the sale for the years ended February 20, 2004, 2003 and 2002, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004
Proceeds from sale	¥15,833	¥6,392	¥2,370	$145,257
Gross realized gains	539	39	225	4,945
Gross realized losses	47	31	79	431

The Company recorded a loss on the write-down of available-for-sale securities to fair value of ¥91 million ($835 thousand) for the year ended February 20, 2004 because the Company believes the decline in fair value is other than temporary.

5. Goodwill and Other Intangible Assets

Effective February 21, 2002, the Company adopted the provision of SFAS 142, which address financial accounting and reporting for acquired goodwill and intangible assets. The statement eliminates amortization of goodwill and intangible assets with indefinite useful lives and requires a transitional impairment test of these assets within six months of the date of adoption and an annual impairment test thereafter or when circumstances suggest an impairment in value has occurred.

The Company has certain intangible assets mainly software with indefinite lives and subject to amortization, and recognized amortization expense of ¥7,241 million ($66,431 thousand) and ¥5,571 million for the year ended February 20, 2004 and 2003, respectively. Estimated amortization expenses for the next five fiscal years are as follows:

Year ending February 20,	Millions of Yen	Thousands of U.S. Dollars
2005	¥8,096	$74,275
2006	7,368	67,596
2007	6,026	55,284
2008	3,986	36,569
2009	1,591	14,505

The changes in the carrying amount of goodwill for the years ended February 20, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Balance at beginning of year	¥ 8,291	¥5,020	$ 76,064
Goodwill acquired during the year	7,797	3,271	71,532
Impairment during the year	(94)	—	(862)
Translation adjustment	(728)	—	(6,679)
Balance at the end of year	¥15,266	¥8,291	$140,055

Reconciliation of income before cumulative effect of change in accounting principles and earnings per share before cumulative effect of change in accounting principles to the amounts adjusted for the exclusion of goodwill amortization for the years ended February 20, 2004, 2003 and 2002 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004
Income from continuing operations before cumulative effects of change in accounting principles:				
Reported income from continuing operations before cumulative effect of change in accounting principles	¥34,458	¥35,086	¥28,686	$316,128
Add back: goodwill amortization (net of tax)	—	—	275	—
Adjusted income from continuing operations before cumulative effects of change in accounting principles	¥34,458	¥35,086	¥28,961	$316,128

	Yen			U.S. Dollars
	2004	2003	2002	2004
Basic earnings per share:				
Reported income from continuing operations before cumulative effect of change in accounting principles	¥103.5	¥106.1	¥86.6	$0.95
Add back: goodwill amortization (net of tax)	—	—	0.8	—
Adjusted income from continuing operations before cumulative effects of change in accounting principles	¥103.5	¥106.1	¥87.4	$0.95
Diluted earnings per share:				
Reported income from continuing operations before cumulative effect of change in accounting principles	—	¥105.4	¥86.2	—
Add back: goodwill amortization (net of tax)	—	—	¥ 0.8	—
Adjusted income from continuing operations before cumulative effects of change in accounting principles	—	¥105.4	¥87.0	—

6. Short-Term Borrowings, Long-Term Debt, and Obligations under Reorganization Proceedings

a. Short-term borrowings at February 20, 2004 and 2003, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Short-term bank loans	¥ 76,116	¥ 72,780	$ 698,312
Commercial paper	33,000	41,000	302,752
Debt under securitization of accounts receivable	17,500	10,000	160,551
Total	¥126,616	¥123,780	$1,161,615

Short-term bank loans are represented by notes, generally for 90 days. The loans bear interest at February 20, 2004 and 2003, at 0.01% to 10.75%.

Commercial paper matures in April 2004 with an interest rate of 0.01% at February 20, 2004.

b. Long-term debt at February 20, 2004 and 2003, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Notes, bonds and loans, principally from banks and insurance companies, due through the year 2021:			
Secured	¥106,773	¥ 96,465	$ 979,569
Unsecured	476,966	476,035	4,375,835
Debt under securitization of leasehold deposits, due through the year 2013	76,547	66,135	702,266
Debt under securitization of finance receivables, due through the year 2008	9,710	—	89,082
Capital lease obligations, due through the year 2022	102,154	53,420	937,193
Total	772,150	692,055	7,083,945
Less current portion	107,708	117,605	988,147
Total	¥664,442	¥574,450	$6,095,798

c. At February 20, 2004 and 2003, interest rates on notes, bonds and loans, principally from banks and insurance companies, which are generally renegotiated as current market conditions change, securitized leasehold improvements and finance receivables, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
0.0% – 1.0%	¥217,259	¥228,125	$1,993,202
1.1% – 2.0%	270,735	231,424	2,483,807
2.1% – 3.0%	115,539	120,289	1,059,991
3.1% – 4.0%	15,943	19,618	146,266
4.1% – 5.0%	48,389	10,550	443,936
5.1% – 6.0%	1,786	8,026	16,385
6.1% – 7.0%	345	5,769	3,165
7.1% – 8.0%	—	8,477	—
8.1% – 9.0%	—	5,567	—
9.1% –	—	790	—
Total	¥669,990	¥638,635	$6,146,752

d. The annual maturities of long-term debt outstanding at February 20, 2004 were as follows:

Year ending February 20,	Millions of Yen	Thousands of U.S. Dollars
2005	¥107,708	$ 988,147
2006	169,262	1,552,862
2007	127,856	1,173,083
2008	117,738	1,080,166
2009	107,339	984,761
Thereafter	142,237	1,304,927
Total	¥772,150	$7,083,945

e. The annual maturities of obligations under reorganization proceedings outstanding at February 20, 2004 were as follows:

Year ending February 20,	Millions of Yen	Thousands of U.S. Dollars
2005	¥ 48,041	$ 440,743
2006	33,395	306,376
2007	6,346	58,238
2008	6,384	58,569
2009	6,384	58,569
Thereafter	41,803	383,514
Total	¥142,355	$1,306,009

f. Collateralized short-term bank loans, long-term debt and other at February 20, 2004 and 2003, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Short-term bank loans	¥ 16,407	¥ 7,223	$ 150,523
Long-term debt	106,773	96,465	979,569
Obligations under reorganization proceedings	88,292	—	810,018
Deposit received and other	17,901	1,705	164,229
Total	¥229,373	¥105,393	$2,104,339

The assets of the Company pledged as collateral for short-term bank loans, long-term debt and other at February 20, 2004 and 2003, were summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Property, buildings and equipment-net	¥260,192	¥182,470	$2,387,083
Accounts receivable and finance receivables	—	9,485	—
Time deposits, lease deposits for stores (included in fixed leasehold deposits) and other	32,247	3,057	295,844
Total	¥292,439	¥195,012	$2,682,927

7. Derivatives and Hedging Activities

Risk management policy

The Company operates internationally, which exposes the Company to the risk of changes in foreign exchange rates and interest rates.

Derivative financial instruments are comprised principally of forward exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. The Company assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. The Company does not enter into derivative financial instruments for trading purposes. The Company is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and, the Company has controlled credit risk through credit approvals, limits and monitoring procedures.

Foreign currency exchange rate risk management

The Company imports products from overseas. The purchases generated from overseas are mainly denominated in U.S. dollars. To manage foreign exchange exposure from purchase in foreign currencies such as U.S. dollars, the Company enters into forward exchange contracts. These contracts are primarily used to hedge the foreign currency exposure of committed purchase transactions which are denominated in foreign currencies. In accordance with the Company's policy, a specific portion of foreign currency exposure resulting from committed purchase transactions are hedged using foreign exchange contracts which principally mature within one year.

The Company also enters into currency swaps and forward exchange contracts to hedge the foreign currency risks associated with long-term debt denominated in foreign currencies.

Interest rate risk management

The Company's exposure to the market risk of changes in interest rates relates primarily to its debt obligations. The variable-rate debt obligations expose the Company to variability in their future cash flow due to changes in interest rates. To manage the variability in the future cash flow caused by interest rate changes, the Company enters into interest rate swaps, when it has determined to be appropriate based on market conditions. The interest rate swaps change the variable-rate debt obligations to fixed-rate debt obligations by entering into receive-variable, pay-fixed interest rate swaps. The hedging relationship between the interest rate swaps and its hedged debt obligations is highly effective in achieving offsetting changes in future cash flow resulting from interest rate risk.

Fair value hedge

Derivative financial instruments designated as fair value hedges principally relate to foreign exchange contracts associated with purchase transactions. Changes in fair values of the hedged firm commitments and derivative instruments designated as fair value hedges of these firm commitments are recognized in other income (deductions).

Cash flow hedge

Changes in the fair value of interest rate swap contracts designated and qualifying as cash flow hedges related to variable-rate long-term debt obligations are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. All the accumulated other comprehensive income (loss) at end of year are substantially expected to be recognized in earnings over twelve months. The effective portions of changes in the fair value of interest rate swap contracts designat-

ed as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, are income of ¥422 million ($3,872 thousand) for the year ended February 20, 2004. The amounts which were reclassified out of accumulated other comprehensive income (loss) into other income (deductions) for the year ended February 20, 2004 has not been significant. There is no the hedging ineffectiveness.

The Company has also entered into certain interest rate swap agreements. Interest rate currency swap agreements which do not meet the hedging criteria of SFAS No. 133. The Company records these instruments at fair value on the balance sheet. The changes in fair values are recorded in earnings immediately. The notional amounts of those interest rate swap agreements and interest rate currency swap agreements were ¥4,023 million ($36,908 thousand) at February 20, 2004. The Company recognized net losses related to these instruments in the amount of ¥396 million ($3,633 thousand) for the year ended February 20, 2004 and classified such amount in other income (deductions).

Notional amount for derivatives at February 20, 2004 and 2003 are set forth below:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Interest rate swap contracts	¥10,524	¥10,664	$ 96,550
Interest rate cap contracts	—	30,734	—
Interest rate currency swap contracts	1,817	2,888	16,670
Interest rate option contracts	—	13	—
Forward exchange contracts	12,760	15,874	117,064
Currency swap contracts	¥ 8,959	¥ 7,640	$ 82,193

8. Asset Retirement Obligations

SFAS No 143 requires the Company to recognize an estimated liability for the removal of store building and equipment is based on the Company's historical experience in removing these stores, estimated store service lives, external estimates as to the cost to remove the stores in the future. The liability is discounted using a credit-adjusted risk-free rate of approximately 2%. Revisions to the liability could occur due to changes in store building and equipment removal costs or these service lives.

Upon adoption of SFAS No. 143 in February 21, 2003 (see Note 1), the Company recorded a discounted liability of ¥40,968 million ($375,853 thousand), increased the carry amount of net property and equipment by ¥17,526million ($160,789thousand) and recognized a one-time cumulative effect charge related to accretion expenses and depreciation expenses during the term from acquisition date to the beginning of this fiscal year of ¥13,995 million ($128,394 thousand)-net of deferred tax benefit of ¥9,447 million ($86,670 thousand).

A reconciliation of the Company's liability for the removal of its store buildings and equipment for the year ended February 20, 2004, is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Upon adoption at February 21, 2003	¥40,968	$375,853
Increase on acquisition of subsidiaries	25,033	229,661
Liabilities incurred	4,316	39,596
Liabilities settled	(984)	(9,027)
Accretion expense	832	7,633
Revisions to estimate	—	—
	¥70,165	$643,716

Reconciliation of income before cumulative effect of change in accounting principles and earnings per share before cumulative effect of change in accounting principles to the amounts adjusted for the inclusion of depreciation and interest expense for the years ended February 20, 2004, 2003 and 2002 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004
Net income before cumulative effect of change in accounting principles:				
Reported income from continuing and discontinued operations before cumulative effect of change in accounting principles*	¥31,746	¥35,065	¥20,835	$291,247
Adjustment: expenses—net of tax				
Depreciation	—	(329)	(755)	—
Interest expense	—	(391)	(346)	—
Loss on impairment, disposition and sale of property	—	(107)	—	—
Loss from discontinued operations	—	(12)	(13)	—
Adjusted income from continuing and discontinued operations before cumulative effect of change in accounting principles	¥31,746	¥33,727	¥19,779	$291,247

* These amounts do not include the cumulative effect of adoption of SFAS No.142.

	Yen			U.S. Dollars
	2004	2003	2002	2004
Basic earnings per share:				
Reported income from continuing and discontinued operations before cumulative effect of change in accounting principles*	¥95.3	¥106.0	¥63.1	$0.88
Adjustment: expenses—net of tax				
Depreciation	—	(2.5)	(2.3)	—
Interest expense	—	(1.2)	(1.1)	—
Loss on impairment,disposition and sale of property	—	(0.3)	—	—
Loss from discontinued operations	—	(0.0)	(0.0)	—
Adjusted income from continuing and discontinued operations before cumulative effect of change in accounting principles	¥95.3	¥102.0	¥59.7	$0.88
Diluted earnings per share:				
Reported income from continuing and discontinued operations before cumulative effect of change in accounting principles	—	¥105.3	¥62.7	—
Adjustment: expenses-net of tax				
Depreciation	—	(2.5)	(2.3)	—
Interest expense	—	(1.2)	(1.0)	—
Loss on impairment,disposition and sale of property	—	(0.3)	—	—
Loss from discontinued operations	—	(0.0)	(0.0)	—
Adjusted income from continuing and discontinued operations before cumulative effect of change in accounting principles	—	¥101.3	¥59.4	—

* These amounts do not include the cumulative effect of adoption of SFAS No.142.

9. Employees' Benefit Plans

Retirement benefit plans

ÆON Co., Ltd. and certain of its domestic subsidiaries have a contributory defined benefit pension plan covering substantially all of their employees (the "Contributory plan"), which provides lifetime annuity payments commencing age 60 based on eligible compensation and/or points at the time of severance, years of service and other factors. Other subsidiaries also have non-contributory defined benefit plans or unfunded termination benefit plans covering substantially all employees.

The Contributory plan consists of a substitutional portion, which has been specified by the Japanese government's welfare pension regulations, and an additional part established by ÆON Co., Ltd and certain of its domestic subsidiaries. The Contributory plan is administered by a board of trustees composed of management and employee representatives. Annual contributions are made by employers and employees in accordance with the contribution formula stipulated by the government for the substitutional portion and contributions for the remaining portion are made by employers with an amount determined on the basis of an accepted actuarial method. The Contributory plan assets are managed as a single portfolio for the entire plan.

According to the enactment of the Defined Benefit Pension Plan Law in April 2002, the Company applied to the Ministry of Finance for exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligation and related assets to government by another subsequent application and the application was approved in September 2002. In March 2004, the Company submitted another application for separation of the remaining substitutional portion representing a transfer of the benefit obligation of the substitutional portion related to past services as well as the related government-specified plan assets to government.

EITF 03-02 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" requires employers to account for the entire separation process of the substitutional portion from the entire Contributory plan upon completion of the transfer to government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of the steps in a single settlement transaction.

In connection with the separation of the substitutional portion, in May 2004 the Company also amended the plan for the remaining portion of the Contributory plan to replace a portion of the employees' benefits with a new defined contribution plan.

Effects of the separation of the substitutional portion and the partial replacement with the contribution plan on the Company's consolidated financial statements have not been determined.

The net periodic pension cost, changes in benefit obligation, plan assets and funded status of the Contributory plan and other defined benefit plans and major assumptions used to determine these amounts were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004
Components of net periodic pension cost:				
Service cost	¥15,160	¥12,955	¥10,968	$139,082
Interest cost	4,571	5,106	4,949	41,936
Return on assets	(3,007)	(5,002)	(6,397)	(27,587)
Amortization of unrecognized net asset	(407)	(407)	(867)	(3,734)
Amortization of unrecognized past service cost	(1,477)	(1,476)	(1,508)	(13,550)
Amortization of unrecognized net loss	13,415	6,924	4,074	123,073
Net periodic pension cost	¥28,255	¥18,100	¥11,219	$259,220

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Change in benefit obligation:			
Benefit obligation at beginning of year	¥(278,242)	¥ (215,550)	$(2,552,679)
Service cost	(15,160)	(12,955)	(139,082)
Interest cost	(4,571)	(5,106)	(41,936)
Plan participants' contributions	—	(1,487)	—
Actuarial gain (loss)	30,158	(49,554)	276,679
Partial settlement	—	(926)	—
Reclassification for other plans, and other	(36,753)	—	(337,183)
Benefits paid	4,897	7,213	44,926
Benefit obligation at end of year	¥(299,671)	¥ (276,165)	$(2,749,275)
Change in plan assets:			
Market value of plan assets at beginning of year	¥ 107,242	¥ 113,142	$ 983,872
Actual return on assets	289	(11,474)	2,651
Employer contributions	6,450	8,380	59,174
Plan participants' contributions	—	1,487	—
Reclassification for other plans, and other	4,675	316	42,890
Benefits paid	(3,879)	(4,609)	(35,587)
Market value of plan assets at end of year	¥ 114,777	¥ 107,242	$ 1,053,000
Funded status and net amount recognized:			
Plan assets less than benefit obligation	¥(184,894)	¥(170,923)	$(1,696,275)
Unrecognized net assets at date of initial application	—	(407)	—
Unrecognized net actuarial loss	111,801	150,597	1,026,615
Unrecognized prior service gain	(9,529)	(11,037)	(87,422)
Net amount recognized in the consolidated balance sheet	¥ (82,522)	¥ (31,770)	$ (757,082)
Net amount recognized in the consolidated balance sheet consists of:			
Employees' termination benefits and pension liabilities	¥(172,107)	¥ (156,065)	$(1,578,963)
Accumulated other comprehensive income—pretax	89,585	124,295	821,881
	¥ (82,522)	¥ (31,770)	$ (757,082)

	2004	2003	2002
Assumptions:			
Benefit obligations			
Discount Rate	2.10%	1.40%	
Rate of increase in compensation levels	3.10%	3.40%	
Net periodic benefit cost			
Discount Rate	1.40%	2.40%	3.00%
Rate of increase in compensation levels	3.40%	3.40%	4.10%
Expected long-term rate of return on plan assets	2.36%	5.29%	5.29%

An expected long-term rate of return on plan assets for the Contributory plan is determined based on averaged historical returns on the plan assets in the past several years with certain adjustments for expectation of future returns.

Measurement dates for the defined benefit plans used by ÆON Co., Ltd. and certain of its subsidiaries are principally December 31 every year.

The accumulated benefit obligation of the Contributory plan was ¥236,353 million ($2,168,376 thousand) and ¥249,925 million at February 20, 2004 and 2003, respectively. In accordance with the provisions of SFAS No. 87, the Company has recognized an additional minimum liability representing the excess of the accumulated benefit obligation with respect to the Contributory plan over fair value of the plan assets and accrued pension liabilities previously recorded. A corresponding amount has been recorded as a separate reduction of shareholders' equity, net of deferred income taxes.

The Company adopted revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised standard requires new disclosures in addition to those required by the original standard about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans.

Weighted average assets allocations of the Contributory plan at February 20, 2004 and 2003, by asset category, are as follows:

Asset category	Target allocation	Plan assets at February 20 2004	2003
Cash equivalents	55.0%	54.1%	24.5%
Debt securities	45.0%	45.9%	44.0%
Equity securities	—	—	31.5%
Total	100.0%	100.0%	100.0%

Before October 2002, investment policies of the Contributory plan are designed to ensure adequate plan assets to provide future payments of pension benefits to eligible persons and to minimize future contribution payments, and plan funds had been invested in equity securities, debt securities and other assets based on guidelines for allocation percentage specified by each major asset category to get a total target rate of expected long-term return on the plan assets. On November 2002, the investment policies above were amended to minimize fair value risk exposures on the plan assets and to maintain stable future contribution payments as well as the transfers of certain plan assets scheduled in connection with the separation of the substitutional portion and the partial replacement of the remaining portion with the defined contribution plan, and plan funds have been invested to cash equivalents and debt securities.

A target percentage for assets allocation by each major asset category is determined based on model portfolios under the modern portfolio theory to achieve a total target rate of expected long-term return on the plan assets. The Company evaluates the differences between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the planned portfolio.

The Company expects to contribute ¥36,835 million ($337,925 thousand), which includes a special contribution of ¥33,770 million ($309,816 thousand) in order to compensate a shortage of the Contributory plan assets in connection with the separation and replacement mentioned in the above, to the Contributory plan for the year ending February 20, 2005.

10. Shareholders' Equity

ÆON Co., Ltd. issued 2,104,612 shares and, 6,539 shares of common stock during the years ended February 20, 2003 and 2002 in connection with conversion of convertible debt.

The Commercial Code of Japan (the "Code") provided that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until such reserve equals 25% of common stock. The Code, amended effective on October 1, 2001, provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals 25% of common stock.

ÆON Co., Ltd. may transfer, by resolution of the shareholders, a portion of retained earnings available for dividends to capital.

ÆON Co., Ltd. may issue new shares of common stock to the existing shareholders without consideration by resolution of the Board of Directors.

Under the Code, the amount available for dividends is based on retained earnings as recorded on the Company's books. At February 20, 2004, retained earnings recorded on the Company's books were ¥121,548 million ($1,115,119 thousand) which is available for future dividends subject to the approval of the shareholders and legal reserve requirements.

11. Other Comprehensive Income (Loss)

The changes in the components of other comprehensive income (loss) for the years ended February 20, 2004, 2003 and 2002 are as follows:

	Millions of Yen		
	Pre-tax amount	Tax (Expense) benefit	Net-of-tax amount
2004:			
Unrealized gains on available-for-sale securities:			
Unrealized holding gains (losses) arising during period	¥13,920	¥ (5,571)	¥ 8,349
Reclassification adjustment for (gains) losses included in net income	(92)	38	(54)
Net change in unrealized gains (losses)	13,828	(5,533)	8,295
Foreign currency translation adjustments	(5,786)	—	(5,786)
Net gains on derivative financial instruments	509	(87)	422
Minimum pension liability adjustment	36,515	(15,860)	20,655
Other comprehensive income (loss)	¥45,056	¥(21,480)	¥23,576
2003:			
Unrealized gains on available-for-sale securities:			
Unrealized holding gains (losses) arising during period	¥ 815	¥ (657)	¥ 158
Reclassification adjustment for (gains) losses included in net income	625	(261)	364
Net change in unrealized gains (losses)	1,440	(918)	522
Foreign currency translation adjustments	(6,108)	—	(6,108)
Net losses on derivative financial instruments	(774)	113	(661)
Minimum pension liability adjustment	(57,165)	24,321	(32,844)
Other comprehensive income (loss)	¥(62,607)	¥ 23,516	¥(39,091)
2002:			
Unrealized gains on available-for-sale securities:			
Unrealized holding gains (losses) arising during period	¥ (6,268)	¥ 2,368	¥ (3,900)
Reclassification adjustment for (gains) losses included in net income	17,551	(7,319)	10,232
Net change in unrealized gains (losses)	11,283	(4,951)	6,332
Foreign currency translation adjustments	7,055	—	7,055
Net gains on derivative financial instruments	97	5	102
Minimum pension liability adjustment	(20,059)	8,364	(11,695)
Other comprehensive income (loss)	¥ (1,624)	¥ 3,418	¥ 1,794

	Thousands of U.S. Dollars		
	Pre-tax amount	Tax (Expense) benefit	Net-of-tax amount
2004:			
Unrealized gains on available-for-sale securities:			
Unrealized holding gains (losses) arising during period	$127,706	$ (51,110)	$ 76,596
Reclassification adjustment for (gains) losses included in net income	(844)	349	(495)
Net change in unrealized gains (losses)	126,862	(50,761)	76,101
Foreign currency translation adjustments	(53,174)	—	(53,174)
Net gains on derivative financial instruments	4,670	(798)	3,872
Minimum pension liability adjustment	335,000	(145,505)	189,495
Other comprehensive income (loss)	$413,358	$(197,064)	$216,294

12. Leasing Arrangements

In most cases, store buildings are constructed to the Company's specifications on land owned by the lessor, and are leased under noncancelable terms generally over 20 years, with annual rental charges under individual contracts being renegotiated generally every two or three years. Clauses for renewals vary by individual lease contract, but in general are renewable upon expiration on a year-to-year basis. The construction costs of most store buildings are financed by the Company in the form of lease deposits paid to the lessor, which are refundable in equal annual installments over the last 10 years of the lease, less a withholding of 10% to 20% of the lease amount, which is refundable upon termination of the lease contract. Lease deposits are non-interest bearing for the first 10 years of the lease contract and most, except for the aforementioned withholdings, bear nominal interest ranging up to 3% during the remaining 10 years of the contracts. As these lease deposits paid to the lessors are made in amounts which approximate the

cost of construction of the store buildings, they represent leasehold improvements made by the Company on leased land and are capitalized.

Rentals paid under the terms of the lease agreements, net of reductions for refunds of lease deposits, represent the rental cost for land and are considered to be operating leases.

The following is a schedule of future minimum payments required under operating leases, principally those as described above, that have initial or remaining noncancelable lease terms in excess of one year at February 20, 2004:

Year ending February 20,	Millions of Yen	Thousands of U.S. Dollars
2005	¥ 55,604	$ 510,128
2006	50,289	461,367
2007	48,505	445,000
2008	44,186	405,376
2009	42,154	386,734
Thereafter	245,203	2,249,569
Total	¥485,941	$4,458,174

Total rental expenses amounted to ¥147,683 million ($1,354,890 thousand), ¥119,200 million and ¥113,795 million for the years ended February 20, 2004, 2003 and 2002, respectively.

In addition, the Company leases, under noncancelable agreements, certain store equipment over periods of four to seven years including periods covered by bargain renewal options. Such lease obligations are classified as capital leases and the related assets are depreciated over periods comparable to the useful lives of the assets. Costs of leased assets under capital leases included in property, buildings and equipment at February 20, 2004 and 2003 were ¥159,872 million ($1,466,715 thousand) and ¥105,684 million, respectively. Accumulated depreciation related to such leased assets at February 20, 2004 and 2003 were ¥64,393 million ($590,761 thousand) and ¥55,943 million, respectively.

An analysis of leased assets under capital leases at February 20, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Buildings	¥ 56,102	¥ 6,640	$ 514,697
Equipment and fixtures	103,770	99,044	952,018
Total	¥159,872	¥ 105,684	$1,466,715

The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments at February 20, 2004:

Year ending February 20,	Millions of Yen	Thousands of U.S. Dollars
2005	¥ 24,374	$ 223,615
2006	19,830	181,927
2007	15,251	139,917
2008	10,884	99,853
2009	8,059	73,936
Thereafter	34,658	317,963
Total minimum lease payments	113,056	1,037,211
Less amount representing interest	10,902	100,018
Present value of net minimum lease payments	102,154	937,193
Less current obligations	22,105	202,798
Long-term capital lease obligations	¥ 80,049	$ 734,395

The Company leases portions of its store space to tenants under cancelable leases generally for periods of three to six years. In certain cases, rental payments are based on a minimum rental plus a percentage of tenants' sales, and in other cases, rental payments are based only on a fixed rental. The rentals received determined on the basis of tenants' sales included in rental revenue for 2004, 2003 and 2002 amounted to ¥33,251 million ($350,927 thousand), ¥34,308 million and ¥29,733 million, respectively.

13. Capitalization of Interest

Interest costs attributable to major capital projects in process (mainly for leasehold improvements) have been capitalized at the effective rate of borrowings. Capitalized interest is amortized over the useful lives of the related assets.

Interest costs capitalized in 2004, 2003 and 2002 amounted to ¥58 million ($532 thousand), ¥128 million and ¥308 million, respectively.

14. Other (Income) Expenses-Net

Other (income) expenses-net for the years ended February 20, 2004, 2003 and 2002 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004
Net loss on impairment, disposition and sale of property	¥6,367	¥14,265	¥14,025	$58,413
Dividend income	(738)	(706)	(506)	(6,771)
Net gains on sales of securities, including gains on sale of affiliate common stock	(537)	(308)	(1,193)	(4,927)
Write-down of securities	91	1,730	17,532	835
Other—net	1,714	7,261	4,675	15,725
Total	¥6,897	¥22,262	¥34,533	$63,275

15. Income Taxes

Total income taxes for the years ended February 20, 2004, 2003 and 2002 comprised the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004
Provision for income taxes	¥39,548	¥36,056	¥30,145	$362,826
Income tax expense (benefit) directly charged (credited) to shareholders' equity:				
Accumulated other comprehensive income (loss):				
Net unrealized gains (losses) on available-for-sale securities	5,533	918	4,951	50,761
Net gains on derivative financial instruments	87	(113)	(5)	798
Minimum pension liability adjustment	15,860	(24,321)	(8,364)	145,505
Gain on sales of previously unissued stock by subsidiaries	2,224	679	809	20,404
Total income taxes	¥63,252	¥13,418	¥27,536	$580,294

Income taxes in Japan applicable to the Company, imposed by the national, prefectural and municipal governments, in the aggregate, result in a normal effective statutory rate of approximately 41.7% for the years ended February 20, 2004, 2003, and 2002. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation of the combined statutory tax rate for the years ended February 20, 2004, 2003 and 2002 to the effective rates of income taxes reflected in the accompanying consolidated statements of operations is as follows:

On March 31, 2003, taxation of corporation by the size of their businesses was enacted in Japan, which changed the normal effective statutory tax rate from approximately 41.7% to 40.3%, effective for the fiscal years beginning after April 1, 2004. The effect of this change decreased deferred tax *assets and net income by ¥1,713 million ($15,716 thousand) for the year* ended February 20, 2004.

	2004	2003	2002
Normal Japanese statutory tax rate	41.7%	41.7%	41.7%
Increase (decrease) in taxes resulting from:			
Expenses not deductible for tax purposes	0.6	0.5	2.1
Dividends from foreign subsidiaries eliminated for consolidation purposes	1.1	0.7	1.6
Operating losses of certain subsidiaries	1.1	0.6	3.5
Tax benefits on losses of subsidiaries	(2.9)	(3.1)	(5.5)
Lower rate applicable to income in certain foreign countries	(3.1)	(3.5)	(4.3)
Per capita portion of inhabitant tax	3.0	2.9	3.8
Foreign tax credit	0.1	(0.5)	(0.6)
Effect of reduction in tax rate	1.8	—	—
Others	(2.0)	(1.0)	(5.1)
Effective income tax rate	41.4%	39.5%	39.2%

The approximate effect of temporary differences and tax loss carryforwards that gave rise to deferred tax balances at February 20, 2004 and 2003, were as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2004		2003		2004	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Inventories	¥ 10,389	—	¥ 8,564	—	$ 95,312	—
Property, buildings and equipment	55,846	¥27,065	21,908	¥14,262	512,349	$248,578
Capitalization of interest	—	2,296	—	2,505	—	21,064
Investment securities	18,612	36,005	14,114	22,091	170,752	330,321
Retirement and pension costs	67,035	—	63,146	—	615,000	—
Enterprise tax	2,594	—	2,774	—	23,798	—
Evaluation losses under reorganization proceedings	60,995	—	—	—	559,615	—
Other temporary differences	42,140	5,044	26,300	502	386,605	46,275
Tax loss carryforwards	32,014	—	14,012	—	293,706	—
Total	289,626	70,440	150,718	39,360	2,657,137	646,238
Valuation allowances	(126,419)	—	(23,688)	—	(1,159,807)	—
Total	¥163,209	¥70,440	¥127,030	¥39,360	$1,497,330	$646,238

A valuation allowance is established to reduce certain subsidiaries' deferred tax assets relating to net operating loss carryforwards and certain temporary differences to reflect uncertainty associated with their realization. The valuation allowance increased by ¥102,731 million ($942,486 thousand) during the year ended February 20, 2004 and decreased by ¥5,634 million during the year ended February 20, 2003.

At February 20, 2004 certain subsidiaries have net operating loss carryforwards of approximately ¥69,412 million ($636,807 thousand) which are available as deductions from their individually reported taxable income of future years. If not utilized, such carryforwards expire as follows:

Expiring in	Millions of Yen	Thousands of U.S. Dollars
2005	¥ 1,562	$ 14,330
2006	16,403	150,486
2007	6,342	58,183
2008	13,537	124,193
2009	31,568	289,615
Total	¥69,412	$636,807

As of February 20, 2004, provisions totaling ¥951 million ($8,144 thousand) were made for taxes on undistributed earnings of all foreign subsidiaries of which earnings are not deemed to be permanently reinvested. Taxes on undistributed earnings of domestic subsidiaries and affiliates have not been provided as any dividends to be received are not expected to be subject to tax under present Japanese tax law.

16. Per Share Amounts

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004
Amount Per Share				
Net income from continuing operations	¥ 34,458	¥35,086	¥28,686	$316,128
1.4% unsecured convertible bonds due 2003	—	—	37	—
The effect of dilutive securities:	—	—	37	—
Adjusted net income from continuing operations	34,458	35,086	28,723	316,128
Loss on discontinued operations	(2,712)	(20)	(7,791)	(24,881)
Cumulative effect of change in accounting principle	(13,995)	(52)	—	(128,394)
Net income	¥ 17,751	¥35,014	¥20,932	$ 162,853

	Number of shares		
	2004	2003	2002
Weighted-average common shares outstanding	333,024,536	330,772,796	331,117,827
The effect of dilutive securities:			
1.4% unsecured convertible bonds due 2003	—	2,084,791	2,120,012
Diluted common shares outstanding	333,024,536	332,857,587	333,237,839

Cash dividends per common share presented in the consolidated statements of income are the amounts of dividends declared and paid during the year.

17. Commitments and Contingencies

Commitments outstanding at February 20, 2004, for construction of property, buildings and equipment and for lease deposits approximated ¥6,658 million ($61,083 thousand).

Contingent liabilities at February 20, 2004, for guarantees of loans were ¥1,678 million ($15,394 thousand).

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities. Under FIN 46, the Company is* required to consolidate variable interest entities for which the Company is deemed to be the primary beneficiary by the year ended February 20, 2004, and disclose information about those in which the Company has significant variable interests effective immediately.

In February 2000, ÆON Co., Ltd. entered into noncancelable operating lease contracts related to five shopping center buildings with an unconsolidated special purpose entity ("SPE"). In connection with the lease contracts, ÆON Co., Ltd. also entered into Total Rate of Return ("TROR") swap contracts with the SPE, principally to swap repayments of the first special bond of ¥8,700 million ($79,817 thousand) to be issued by the SPE for construction of the leased assets and certain proceeds from sales of the leased assets.

On November 2002, the Company entered into noncancelable operating *lease contracts of three shopping center buildings and underlying lands with* Neo Pas FIS Ltd. ("Neo Pas"), an unconsolidated special purpose entity. In these lease contracts, the Company also has agreed that when Neo Pas incurs losses on the sales of the beneficiary rights to trustee representing the ownership of the leased land at the end of the noncancelable lease term, the Company will compensate Neo Pas for such losses up to a maximum of ¥9,550 million ($87,615 thousand), including first loss of ¥4,400 million

($40,367 thousand).

On June 2003, the Company entered into noncancelable operating lease contracts of one shopping center building and underlying land with *Takakura Funding Corporation* ("Takakura"), an unconsolidated special purpose entity. Takakura financed the construction of the lease assets from financial institutions, and the Company entered into a contract with these financial institutions, which entitles the financial institutions with put options to sell a portion of their loan to Takakura in certain cases including Takakura's insolvency. If the financial institutions exercise their put options, the Company will be able to terminate these lease contracts with Takakura. The borrowings of Takakura from the financial institutions as of February 20, 2004 were ¥6,622 million ($60,752 thousand).

18. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the companies to report the fair value of certain financial instruments.

A summary of the carrying amounts and estimated fair values of financial instruments at February 20, 2004 and 2003 was as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2004		2003		2004	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:						
Cash and cash equivalents	¥283,858	¥283,858	¥98,866	¥98,866	$2,604,202	$2,604,202
Time deposits	2,517	2,517	2,031	2,031	23,092	23,092
Notes and accounts receivable	98,712	98,712	71,659	71,659	905,615	905,615
Liabilities:						
Short-term borrowings	126,616	126,616	123,780	123,780	1,161,615	1,161,615
Notes and accounts payable	599,822	599,822	407,810	407,810	5,501,119	5,501,119
Long-term debt	772,150	776,632	692,055	700,955	7,083,941	7,125,051
Derivative financial instruments: gains (losses)						
Interest rate swap contracts	(364)	(598)	(261)	(515)	(3,339)	(5,486)
Interest rate cap contracts	—	(162)	(81)	(81)	—	(1,486)
Interest rate currency swap contracts	—	—	(83)	(83)	—	—
Interest rate option contracts	—	—	—	—	—	—
Forward exchange contracts	(108)	(108)	13	13	(991)	(991)
Currency swap contracts	(203)	(203)	(263)	(263)	(1,862)	(1,862)

Assets, including cash and cash equivalents, time deposits, and notes and accounts receivable are carried at approximate fair value amount.

The fair value of marketable and investment securities which is generally estimated by market quotes obtained from exchanges for listed securities or dealers for unlisted securities is disclosed in Note 4.

Short-term bank loans, notes and accounts payable are carried at approximate fair value amounts. For long-term fixed-rate debt, the estimated fair values were calculated by discounted future cash flows using the borrowing interest rates currently available to the Company for debt with similar terms and remaining average maturities.

The fair values of interest rate swap, interest rate cap and currency swap contracts are the estimated amount that the Company would receive or pay to terminate the contracts at the reporting data.

The fair values of forward exchange contracts were estimated based on market prices for contracts with similar terms.

It is not practicable to estimate the fair value of the finance receivables, net, as the balance is comprised of large groups of smaller-balance receivables, and the difficulty in estimating the future cash flows under revolving line of credit. Also, it is not practicable to estimate the fair value of the guarantee deposits received from tenants and franchisees because timing of the future cash flows is uncertain.

19. Segment Information

The Company separates its operations into four segments, which consist of general merchandise store and other retail store operations, specialty store operations, SC development operations and service and other operations, and reviews operating results of the segments to make decisions about resources to be allocated to the segments and to assess its performance regularly.

The general merchandise store and other retail store operations include mainly general merchandise store, supermarket, discount store, convenience store and department store operations. Stores in this segment offer various types of goods. The specialty store operations include women's apparel, casual wear-items for men and women, cosmetics and toiletries, and shoes. The Company management assesses the operating results of stores categorized in this segment separately from those of general merchandise stores because of the differences in target customers and level of value added to the merchandise. The SC development operations provide store development and rental services. The service and other operation segment includes credit card operations, consumer financing, drugstores, amusement facility operator, restaurants and store maintenance.

The Company also separates its operations into three geographic areas, which consist of Japan, North America and others. This segmentation is based on location of operations.

As described in Note 1 "Basis of Financial Statements and Summary of Significant Accounting Policies," the accompanying consolidated financial

statements differ from those issued for domestic purposes in Japan. The Company evaluates segment performance based on operating income and assets recorded in accordance with the accounting principles generally accepted in Japan (the "Japanese GAAP"). The principal adjustments and reclassifications reflected in the accompanying consolidated financial statements to present them in accordance with U.S. GAAP are discussed in Note 1. Intersegment revenue and transfers between geographic areas are accounted for at values based on market prices.

Operating Segment Information

	Millions of Yen				
	General merchandise store and other retail store operations	Specialty store operations	SC development operations	Service and other operations	Total
2004:					
Revenue from external customers	¥2,813,647	¥447,339	¥32,535	¥252,695	¥3,546,216
Intersegment revenue	23,362	1,822	16,705	249,268	291,157
Depreciation and amortization	53,759	9,916	7,595	7,702	78,972
Segment operating income	47,904	24,104	13,849	45,793	131,650
Segment assets	1,652,015	222,520	255,723	603,229	2,733,487
Expenditures for segment assets	91,802	14,695	17,077	9,666	133,240
2003:					
Revenue from external customers	¥2,354,778	¥449,099	¥27,544	¥255,083	¥3,086,504
Intersegment revenue	21,162	753	17,307	221,427	260,649
Depreciation and amortization	55,575	10,629	7,979	8,124	82,307
Segment operating income	53,523	28,420	12,262	38,271	132,491
Segment assets	1,110,996	246,897	221,547	529,023	2,108,463
Expenditures for segment assets	56,634	16,106	15,738	9,756	98,236
2002:					
Revenue from external customers	¥2,218,964	¥433,808	¥23,088	¥253,731	¥2,934,592
Intersegment revenue	20,156	130	16,485	198,651	235,422
Depreciation and amortization	45,127	9,911	7,605	8,067	70,710
Segment operating income	46,853	30,801	10,321	31,330	119,305
Segment assets	1,100,401	226,880	215,867	491,895	2,039,043
Expenditures for segment assets	74,790	16,327	24,287	11,471	126,875

	Thousands of U.S. Dollars				
2004:					
Revenue from external customers	$25,813,275	$4,104,028	$298,468	$2,318,303	$32,534,092
Intersegment revenue	214,330	16,716	153,257	2,286,862	2,671,165
Depreciation and amortization	493,202	90,972	69,679	70,661	724,514
Segment operating income	439,486	221,138	127,055	420,119	1,207,798
Segment assets	15,156,101	2,041,468	2,346,083	5,534,211	25,077,863
Expenditures for segment assets	842,220	134,816	156,670	88,679	1,222,385

Geographic Area Information

	Millions of Yen			
	Japan	North America	Others	Total
2004:				
Revenue from external customers	¥3,181,219	¥183,894	¥181,103	¥3,546,216
Long-lived assets	1,159,194	33,317	39,973	1,232,484
2003:				
Revenue from external customers	¥2,722,929	¥206,965	¥156,610	¥3,086,504
Long-lived assets	823,839	34,528	33,443	891,810
2002:				
Revenue from external customers	¥2,587,746	¥208,105	¥138,739	¥2,934,592
Long-lived assets	825,795	35,441	34,888	896,124

	Thousands of U.S. Dollars			
2004:				
Revenue from external customers	$29,185,495	1,687,101	1,661,496	32,534,092
Long-lived assets	10,634,807	305,661	366,725	11,307,193

Reconciliation of the reportable segments' amounts to the amounts per consolidated financial statements:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004
Revenues:				
Total revenue for reportable segments	¥3,837,373	¥3,347,153	¥3,170,014	$35,205,257
Elimination of intersegment revenue under Japanese GAAP	(291,157)	(260,649)	(235,422)	(2,671,165)
Adjustments/Reclassifications to U.S. GAAP	(45,470)	(105,119)	(131,059)	(417,156)
Total revenues	¥3,500,746	¥2,981,385	¥2,803,533	$32,116,936
Depreciation and amortization:				
Total depreciation and amortization for reportable segments	78,972	82,307	¥ 70,710	$724,514
Adjustments/Reclassifications to U.S. GAAP	38,037	23,073	32,950	348,963
Total depreciation and amortization	¥ 117,009	¥ 105,379	¥ 103,660	$ 1,073,477
Profit:				
Total reportable segment operating income under Japanese GAAP	¥ 131,650	¥ 132,481	¥ 119,305	$ 1,207,798
Elimination of intersegment income under Japanese GAAP	562	(309)	(83)	5,156
Adjustments/Reclassifications to U.S. GAAP	(19,741)	(6,458)	(358)	(181,110)
Operating income	¥ 112,471	¥ 125,714	¥ 118,864	$ 1,031,844
Other (income) expenses:				
Interest—net	¥ 9,320	¥ 8,691	¥ 9,374	$ 85,505
Foreign exchange (gains) losses	621	913	(2,617)	5,697
Other (income) expenses—net	6,897	22,262	34,533	63,275
Income from continuing operations before income taxes, minority interest and equity in net income (loss) of affiliated companies	¥ 95,633	¥ 93,848	¥ 77,074	$ 877,367
Assets:				
Total segment assets under Japanese GAAP	¥2,733,487	¥2,108,462	¥2,038,043	$25,077,863
Unallocated assets under Japanese GAAP	16,342	13,369	27,616	149,926
Elimination of intersegment assets and liability under Japanese GAAP	(140,558)	(108,764)	(98,060)	(1,289,523)
Adjustments/Reclassifications to U.S. GAAP	171,990	150,913	80,590	1,577,890
Total assets	¥2,781,261	¥2,163,980	¥2,048,189	$25,516,156
Expenditures for segment assets:				
Total expenditures for assets for reportable segment	¥ 133,240	¥ 98,236	¥ 126,875	$ 1,222,385
Adjustments/Reclassifications to U.S. GAAP	1,249	20,435	7,747	11,459
Total expenditures	¥ 134,489	¥ 118,671	¥ 134,622	$ 1,233,844

20. Significant Litigation

MYCAL and MYCALKYUSHU Related Litigation

MYCAL Corporation ("MYCAL") is involved in separate litigations with two of its creditors, IBJ Leasing Co., Ltd. and Showa Leasing Co., Ltd., relating to disputes over the determinations made by the trustees supervising MYCAL's corporate reorganization proceedings as to the values of their secured claims with respect to rental space and equipment provided to MYCAL. In addition, MYCALKYUSHU Corporation ("MYCALKYUSHU") is in litigation with its secured creditor, IBJ Leasing Co., Ltd., relating to a similar dispute. The amount claimed against MYCAL by IBJ Leasing Co., Ltd. is ¥6,878 million ($63,101 thousand) and by Showa Leasing Co., Ltd. is ¥1,247 million ($11,440 thousand.) The amount claimed by IBJ Leasing Co., Ltd. against MYCALKYUSHU is ¥3,613 million ($33,193 thousand.)

The Company is currently party to various legal proceedings, including those noted above. While management, including internal counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the net income of the period in which the ruling occurs.

21. Subsequent Event

Appropriations of Retained Earnings

On April 7, 2004, the Board of Directors meeting resolved payment of a cash dividend of ¥22 ($0.20) per share totaling ¥7,326 million ($67,215 thousand) to shareholders of record at February 20, 2004.

Issuance of New Shares

On July 16, 2004, the Company decided to offer 27,000,000 new shares of common stock in a global offering. Of the offered shares, the Company plans to offer 16,200,000 shares in Japan and 10,800,000 shares outside of Japan. Other terms of this offering, including offer price per share, are scheduled to be fixed during the period from July 29, 2004 to August 3, 2004. Payment for the shares is scheduled during the period from August 6, 2004 to August 10, 2004. Holders of the shares being offered in the global offering will be considered to have been shareholders since February 21, 2004 for purposes of the year-end dividend for the fiscal year ending February 20, 2005. The Company intends to use the proceeds from the offering primarily for opening new stores and renovation of existing stores.

The Company also decided to issue up to an additional 2,430,000 shares of common stock through an over-allotment program in Japan at the same issue price per share as the global offering, above.

Stock Split

On July 16, 2004, the Company decided to make a stock split by way of a free share distribution at the rate of two shares for each outstanding share as of August 20, 2004, effective October 18, 2004.

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To Shareholders and Board of Directors of
AEON CO., LTD.:

We have audited the accompanying consolidated balance sheets of AEON CO., LTD. and subsidiaries as of February 20, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, comprehensive income (loss), and cash flows for each of the three years in the period ended February 20, 2004 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AEON CO., LTD. and subsidiaries at February 20, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended February 20, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the consolidated financial statements, effective from February 21, 2003, AEON CO., LTD. and subsidiaries have adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations."

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

May 19, 2004 (July 16, 2004 as to the effects of the issuance of new shares and the stock split described in Note 21)

Member of

Board of Directors and Executive Officers (as of May 19, 2004)

Board of Directors

Toshiji Tokiwa
Chairman of the Board, ÆON Co., Ltd.

Motoya Okada
President, ÆON Co., Ltd.

Yutaka Furutani
Senior Executive Vice President, ÆON Co., Ltd.

Yoshiki Mori
President and Representative Director, ÆON Credit Service Co., Ltd.

Tadashi Ogawa
Chairman and Representative Director, Japan Tobacco Inc.

Yoshiharu Fukuhara
Honorary Chairman, Shiseido Co., Ltd.

Minoru Makihara
Advisor, Board of Directors, Mitsubishi Corp.

Genzo Yamazaki
Attorney at Law and Corporate Auditor, Maxvalu Tokai Co., Ltd.

Executive Officers

President
Motoya Okada*

Senior Executive Vice President
Yutaka Furutani

Executive Vice President
Naoki Hayashi
Akihito Tanaka
Fukunobu Hirashima

Senior Vice President
Tatsuichi Yamaguchi
Hisateru Taniuchi
Yoichi Kimura
Kunio Nakamura
Atsunobu Agata
Noriyuki Murakami
Kunihiko Hisaki
Shouhei Murai

Vice President
Masaaki Toyoshima
Shigeyuki Hayamizu
Keiichi Ishimoto
Toshio Kawamoto
Teiichiro Noguchi
Kenzo Kurimoto
Akinori Yamashita
Tetsu Tomonaga
Akira Fujimoto
Akio Kaguri
Yasuhide Chikazawa
Yuichiro Okauchi
Yuiken Tsutsumi
Minoru Mukai
Tadanori Uemura

* Representative Executive Officer

Corporate History

1758
- Sozaemon Okada establishes Okadaya, the forerunner of JUSCO, in Yokkaichi and begins trading in kimono fabrics and accessories.

1926
- Sept. Soemon Okada restructures Okadaya as a joint stock company.

1968
- May Business tie-up established between Okadaya and Futagi.

1969
- Feb. JUSCO established as a joint purchasing organization through joint venture of Okadaya, Futagi and Shiro.
- Mar. JUSCO and Mitsubishi Shoji jointly establish Diamond City.

1970
- Mar. Okadaya merges with Futagi, Okadaya chain, Kawamura and JUSCO. Okadaya changes name to JUSCO in April.

1972
- Aug. JUSCO merges with Yamateya, Yamateya Sangyo and Keihan JUSCO.

1974
- Sept. JUSCO listed on second sections of the Tokyo, Osaka and Nagoya Stock Exchanges.

1976
- Aug. JUSCO moved up to first sections of the Tokyo, Osaka and Nagoya Stock Exchanges.

1980
- Sept. JUSCO credit card issued.

1984
- Sept. Jaya JUSCO Stores established in Malaysia.
- Oct. Business agreement concluded with U.K.'s Laura Ashley.
- Dec. Siam JUSCO established in Thailand.

1985
- June Jaya JUSCO Stores opens the first overseas store for JUSCO.
- Dec. JUSCO Stores (Hong Kong) established.

1986
- Feb. Laura Ashley Japan established as joint venture between JUSCO and Laura Ashley.

1988
- June Talbots, a U.S. women's fashion specialty chain store, joins JUSCO Group.
- Sept. Well Mart Co., Ltd. listed on the OTC market.

1989
- Sept. JUSCO Group renamed ÆON Group, and ÆON Group 1% Club established to promote activities of benefit to society.
- Oct. Diamond City listed on Second Section of Osaka Stock Exchange.

1990
- Apr. JUSCO forms joint venture with U.K.-based The Body Shop.
- June ÆON Forest, which carries out domestic operations of The Body Shop, established.
- Aug. Cox listed on the OTC market.
- Aug. JUSCO announces participation in management of U.K.'s Laura Ashley.

1991
- Jan. ÆON Group Environment Foundation established.
- Oct. Jaya JUSCO Stores Malacca Store opens in Malaysia—first overseas store to have trees planted under ÆON Hometown Forests Program.

1992
- Jan. JUSCO, Keiyo and Ishiguro Homa conclude business and capital tie-up to develop new type of discount store.

1993
- July Ministop listed on Second Section of Tokyo Stock Exchange.
- Nov. Talbots listed on New York Stock Exchange.

1994
- Feb. JUSCO Stores (Hong Kong) listed on Hong Kong Stock Exchange.
- July Tie-up with Claire's Stores, America's largest chain store of fashion accessories, to develop chain in Japan.
- Sept. Private-brand TOPVALU launched.
- Dec. ÆON Credit Service floats its shares on the OTC market.

1995
- Jan. JUSCO forms tie-up with The Sports Authority.
- Jan. Operational and capital partnership established between JUSCO and Tsuruha.
- Aug. Ishiguro Homa, Make and Ishiguro JUSCO merge to establish Homac.
- Sept. AEON Credit Service (Asia) listed on Hong Kong Stock Exchange.
- Nov. Blue Grass floats its shares on the OTC market.
- Dec. Guangdong JUSCO Teem Stores and Shanghai JUSCO established.
- Dec. JUSCO becomes capital participant in Home Wide.

1996
- Mar. Qingdao Dongtai JUSCO established.
- July Guangdong JUSCO Teem Stores opens JUSCO's first regional store in China.
- July JUSCO, Mitsubishi Corporation, and Mitsubishi Shoji Sekiyu jointly finance the establishment of Mega Petro.
- Aug. JUS-Photo floats its shares on the OTC market.
- Aug. Ministop moves from Second Section of Tokyo Stock Exchange to First Section.
- Dec. ÆON Credit Service listed on Second Section of Tokyo Stock Exchange.
- Dec. Jaya JUSCO Stores listed on main board of Kuala Lumpur Stock Exchange.

1997
- Feb. ÆON Fantasy established.
- Oct. JUSCO announces cooperation with Yaohan Japan as latter applies for protection under Corporate Restructuring Law.
- Nov. JUSCO becomes capital participant in Medical Ikkou.

1998
- July JUSCO becomes a capital participant in Kojima, the largest pet shop chain in Japan, to form the fully capitalized Petcity.
- July JUSCO begins cooperating with the major American fashion apparel chain Liz Claiborne.
- July 2,500 volunteers from China and Japan participate in first tree-planting along the Great Wall of China. Event repeated in 1999 and 2000.
- Aug. ÆON Credit Service listed on First Section of Tokyo Stock Exchange.

1999
- Jan. Donation drive held for Cambodian artificial limb center. Drive to be repeated in the following three years.
- Jan. JUSCO, Tsuruha and Kraft establish business tie-up. JUSCO becomes capital participant in Kraft.
- Feb. Liz Japan established.
- Mar. JUSCO Oyama store and JUSCO Geino SC obtain ISO14001 certification.
- Apr. ÆON Cinemas established (first complex opens in Kyoto in July).
- Aug. JUSCO merges Shinshu JUSCO and Ogiya JUSCO.
- Aug. Primart and Okinawa JUSCO merge to establish Ryukyu JUSCO.
- Aug. Kyushu JUSCO and Asahi JUSCO merge.
- Aug. JUSCO, Tsuruha and Drug Eleven establish business tie-up, and JUSCO becomes capital participant in Drug Eleven.
- Sept. ÆON Group Environment Foundation starts Satoyama preservation activity.
- Oct. Frex, Acore and Chubu Well Mart merge to establish Frex Acore.

2000
- Jan. JUSCO, Tsuruha and Sugi Pharmacy establish business and capital tie-up.
- Feb. JUSCO and Greencross-coa establish business and capital tie-up.
- Feb. Sapporo Food Center announces merger with Hokkaido JUSCO.
- Feb. JUSCO merges Hokuriku JUSCO.
- Feb. JUSCO Stores (Hong Kong) receives "Hong Kong Eco Business. Gold Prize" for 1999.
- Mar. Well Mart announces merger with Sanyo Maxvalu.
- Mar. Yaohan Japan reorganization plan approved by the authorities. It changes its name to Yaohan and enters into ÆON Group. First store of rejuvenated Yaohan opens in April.
- Mar. Private brand TOPVALU rejuvenated.
- Apr. JUSCO and Hac-kimisawa establish business and capital tie-up.
- Apr. JUSCO, Takiya Shoji and Sugi Pharmacy establish business tie-up. JUSCO becomes capital and business participant in Takiya Shoji.
- May Takuya Okada retires as Chairman of JUSCO and becomes Honorary Chairman and Adviser. Toshiji Tokiwa becomes Chairman.
- May Tohoku Well Mart changes name to Maxvalu Tohoku.
- June JUSCO obtains ISO14001 certification for all of its offices and stores.
- Aug. Kyushu JUSCO floats its shares on the OTC market.
- Aug. Maxvalu Tohoku listed on Second Section of Tokyo Stock Exchange.
- Aug. Well Mart and Sanyo Maxvalu merge and change name to Maxvalu Nishinihon.
- Oct. Sapporo Food Center and Hokkaido JUSCO merge and change name to Maxvalu Hokkaido.
- Oct. Frex Acore changes name to Maxvalu Chubu.
- Dec. The total number of trees planted under ÆON Hometown Forest Program exceeds 4 million.

2001
- Jan. "ÆON Welcia Stores" selected as the provisional group name for the ÆON Group Pharmacy and Drugstore Alliance.
- Apr. ÆON Group begins to gather donations for school construction program in Cambodia.
- June ÆON's Sendai Distribution Center becomes operational.
- June ÆON Kosan changes name to ÆON Mall.
- Aug. Takiya Shoji and Drux merge as Takiya.
- Aug. JUSCO Co., Ltd. becomes ÆON Co., Ltd., and ÆON Group name changed to ÆON. "Global 10" vision announced.
- Oct. Greencross-coa registered for OTC share trading.
- Dec. AEON Thana Sinsap (Thailand) listed on Thai Stock Exchange.

2002
- Feb. ÆON Fantasy registered for OTC share trading.
- Mar. Yaohan recovery plan completed and Yaohan becomes Maxvalu Tokai.
- Mar. Yamaya Corporation listed on Second Section of Tokyo Stock Exchange.
- Mar. Maxvalu Kyushu established.
- May ÆON Co., Ltd. and Drug Terashima establish business and capital tie-up.
- May Hallo, a supermarket chain, joins ÆON.
- July ÆON Mall listed on First Section of Tokyo Stock Exchange.
- Sept. IINO joins ÆON Welcia Stores drugstore alliance.
- Nov. Diamond City listed on Second Section of Tokyo Stock Exchange.

2003
- Feb. Diamond City listed on first sections of Tokyo and Osaka Stock Exchanges.
- May ÆON Co., Ltd. adopts Company with Committees governance structure.
- June ÆON Co., Ltd. and Kasumi establish business and capital tie-up.
- Aug. ÆON Co., Ltd. and Sunday establish business and capital tie-up.
- Sept. Kyushu JUSCO and Home Wide merge to form ÆON Kyushu.
- Nov. MYCAL and MYCALKYUSHU become a part of ÆON.
- Nov. ÆON Co., Ltd. and Posful establish business and capital tie-up.
- Nov. ÆON Fantasy listed on the Second Section of Tokyo Stock Exchange.
- Nov. Maxvalu Kyushu, Nishi Kyushu Well Mart and Hallo merge as Maxvalu Kyushu.

2004
- Jan. Gourmet D'Or and Jack merge as Gourmet D'Or.
- Apr. ÆON Co., Ltd. and Inageya establish business tie-up.
- Apr. The total number of trees planted under ÆON Hometown Forests Program exceeds 5 million.

Major Group Companies (as of Feb. 20, 2004)

General Merchandise Stores (GMS)
ÆON Co., Ltd.
***ÆON Kyushu Co., Ltd.**
***Jaya JUSCO Stores Bhd.**
***AEON Stores (Hong Kong) Co., Ltd.**
*Ryukyu JUSCO Co., Ltd.
*MYCAL Corporation
*MYCALKYUSHU Corporation
Posful Corporation
*Siam JUSCO Co., Ltd.
*Guangdong JUSCO Teem Stores Co., Ltd.
*Qingdao AEON Dongtai Co., Ltd.
*Shenzhen JUSCO Friendship Stores Co., Ltd.
*Taiwan AEON Stores Co., Ltd.

Supermarkets
***Maxvalu Hokkaido Co., Ltd.**
***Maxvalu Tohoku Co., Ltd.**
***Maxvalu Chubu Co., Ltd.**
***Maxvalu Nishinihon Co., Ltd.**
*Maxvalu Tokai Co., Ltd.
*Maxvalu Kyushu Co., Ltd.
Kasumi Co., Ltd.

Convenience Stores
***Ministop Co., Ltd.**

Department Stores
*Bon Belta Isejin Co., Ltd.
*Bon Belta Co., Ltd.
*Tachibana Department Store Co., Ltd.

Specialty Stores
***The Talbots, Inc.**
***Blue Grass Co., Ltd.**
***Cox Co., Ltd.**
*Talbots Japan Co., Ltd.
*Laura Ashley Japan Co., Ltd.
*ÆON Forest Co., Ltd.
*Mega Sports Co., Ltd.
Claire's Nippon Co., Ltd.
*Nustep Co., Ltd.
*Abilities JUSCO Co., Ltd.
*Book Bahn Co., Ltd.
*Pelcity Co., Ltd.
*Mega Petro Co., Ltd.

Drugstores
Kraft Inc.
CFS Corporation
Green cross・Coa Co., Ltd.
Medical Ikkou Co., Ltd.
*Takiya Co., Ltd.
Welpark Co., Ltd.
*IINO Co., Ltd.

SC Development Operations
***ÆON Mall Co., Ltd.**
Diamond City Co., Ltd.
Diamond Family Co., Ltd.
LOC Development Co., Ltd.

Financial Services
***ÆON Credit Service Co., Ltd.**
***AEON Credit Service (Asia) Co., Ltd.**
***AEON Thana Sinsap (Thailand) Plc.**
*AEON Credit Service (M) Sdn. Bhd.
*AEON Credit Service (Taiwan) Co., Ltd.
*AEON Credit Card (Taiwan) Co., Ltd.

Services
***ÆON Fantasy Co., Ltd.**
*Jusvel Co., Ltd.
*Reform Studio Co., Ltd.
*Zwei Co., Ltd.
*ÆON Techno Service Co., Ltd.
*ÆON Cinemas Co., Ltd.
*Quality Control Center Co., Ltd.

Food Services
*Gourmet D'Or Co., Ltd.
*MYCAL-IST, Inc.

Food Processing, Distribution and Other Operations
*Certo Corporation
*Food Supply JUSCO Co., Ltd.
*Aic, Inc.
*Tasmania Feedlot Pty. Ltd.

e-commerce Business
*AEON Visty Co., Ltd.

*Consolidated subsidiaries.
Listed companies are shown in bold.

- ÆON 1% Club
- ÆON Environment Foundation
- The Cultural Foundation of Okada

Shareholder Information

Head Office 1-5-1 Nakase, Mihama-ku, Chiba-shi, Chiba
261-8515, Japan
Tel: 81-(43)-212-6042
Fax: 81-(43)-212-6849
Homepage: http://www.aeon.info

Capital Stock ¥51,296 million (333,274,674 shares)

Shareholders' Meeting May 19, 2004

Stock Exchange Listing Tokyo Stock Exchange

Transfer Agent The Chuo Mitsui Trust and Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku,Tokyo
105-8574, Japan

Independent Auditors Deloitte Touche Tohmatsu
MS Shibaura Bldg., 13-23, Shibaura
4-chome, Minato-ku, Tokyo
108-8530, Japan

ÆON 2004

SUPPLEMENTARY FINANCIAL INFORMATION

(Japanese GAAP)

ÆON Co., Ltd. and Consolidated Subsidiaries

Consolidated Financial Statements for the Years Ended February 20, 2002, 2003 and 2004,
and Independent Auditors' Report, including some additional company information through July 20, 2004.

ÆON Co., Ltd. and Consolidated Subsidiaries

Consolidated Balance Sheets

February 20, 2002, 2003 and 2004

[Japanese GAAP]

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2002	2003	2004	2004
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents (Notes 4.a and 15.a)	¥ 104,770	¥ 103,297	¥ 284,594	$ 2,610,959
Time deposits	5,717	2,031	2,516	23,091
Marketable securities (Note 6)	1,299	7,051	3,760	34,497
Receivables:				
Notes and accounts—trade	42,352	43,216	55,959	513,388
Installment (Note 5)	105,486	135,145	117,803	1,080,767
Financial loan (Note 5)	246,756	266,312	304,293	2,791,680
Other	30,140	31,015	46,453	426,175
Merchandise inventories	212,010	209,021	267,066	2,450,155
Deferred tax assets (Note 14)	9,938	12,663	16,706	153,273
Prepaid expenses and other current assets	34,543	34,509	43,646	400,426
Allowance for doubtful accounts	(9,914)	(12,985)	(16,353)	(150,032)
Total current assets	783,102	831,279	1,126,447	10,334,382
PROPERTY, BUILDINGS AND EQUIPMENT (Notes 8 and 9):				
Land	160,636	184,159	247,111	2,267,075
Buildings and structures	817,850	867,133	1,017,969	9,339,167
Furniture and fixtures	187,377	195,685	233,687	2,143,924
Vehicles	3,221	1,120	1,110	10,185
Construction in progress	6,373	6,111	9,610	88,166
Total	1,195,459	1,254,211	1,509,488	13,848,519
Accumulated depreciation	(473,124)	(520,513)	(608,159)	(5,579,444)
Net property, buildings and equipment	722,335	733,697	901,329	8,269,075
INVESTMENTS AND OTHER ASSETS:				
Investment securities (Notes 6 and 9)	46,668	41,240	60,475	554,820
Investments in and advances to unconsolidated subsidiaries and associated companies	38,502	55,060	62,137	570,067
Intangible assets	46,547	50,279	61,512	564,334
Fixed leasehold deposits to lessors (Notes 7, 8 and 9)	266,730	246,897	329,669	3,024,489
Deferred tax assets (Note 14)	38,492	35,229	33,376	306,205
Other (Note 8)	39,064	41,392	112,714	1,034,076
Allowance for doubtful accounts	(13,843)	(22,010)	(78,391)	(719,184)
Total investments and other assets	462,161	448,090	581,494	5,334,811
TOTAL	¥1,967,599	¥2,013,067	¥2,609,271	$23,938,269

See notes to consolidated financial statements.

[Japanese GAAP]

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2002	2003	2004	2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Short-term borrowings (Note 8)	¥ 176,370	¥ 123,779	¥ 126,182	$1,157,639
Current portion of long-term debt (Note 8)	78,588	94,593	78,724	722,246
Current portion of secured and unsecured obligations under reorganization proceedings of subsidiaries (Notes 4.a and 9)			48,040	440,738
Payables:				
Notes and accounts—trade	312,184	334,134	480,589	4,409,076
Construction	26,016	36,819	49,475	453,901
Other	37,894	37,851	69,503	637,646
Income taxes payable	14,023	29,046	26,654	244,535
Accrued expenses	43,173	45,068	56,308	516,593
Provision for store closing expenses (Note 2.h)		4,440	4,105	37,663
Other current liabilities (Notes 8 and 10)	62,294	63,570	87,650	805,970
Total current liabilities	750,545	769,307	1,027,435	9,426,013
LONG-TERM LIABILITIES:				
Long-term debt (Note 8)	477,642	477,906	505,143	4,634,342
Lease deposits from lessees (Note 8)	133,079	137,396	147,580	1,353,948
Secured and unsecured obligations under reorganization proceedings of subsidiaries (Notes 4.a and 9)			94,314	865,267
Liability for retirement benefits (Note 11)	55,588	32,865	65,754	603,256
Provision for store closing expenses (Note 2.h)		3,818	3,886	35,660
Negative goodwill (Note 4.a)	2,265	1,552	87,904	806,456
Deferred tax liabilities (Note 14)	7,247	6,716	8,762	80,393
Other	5,435	5,508	12,759	117,062
Total long-term liabilities	691,258	665,862	926,106	8,496,390
MINORITY INTERESTS	140,894	151,537	176,638	1,620,535
COMMITMENTS AND CONTINGENT LIABILITIES (Notes 16, 17, 18 and 19)				
SHAREHOLDERS' EQUITY (Notes 12 and 23):				
Common stock—authorized, 600,000,000 shares; issued, 331,170,062 shares in 2002, and 333,274,674 shares in 2003 and 2004	49,042	51,296	51,296	470,611
Capital surplus	114,983	117,235	117,235	1,075,554
Retained earnings	208,993	252,043	300,101	2,753,229
Unrealized gain on available-for-sale securities	2,898	3,360	14,185	130,146
Foreign currency translation adjustments	9,387	3,085	(3,041)	(27,900)
Treasury stock—at cost, 161,420 shares in 2002, 245,186 shares in 2003 and 253,459 shares in 2004	(405)	(662)	(687)	(6,311)
Total shareholders' equity	384,900	426,359	479,090	4,395,329
TOTAL	¥1,967,599	¥2,013,067	¥2,609,271	$23,938,269

See notes to consolidated financial statements.

ÆON Co., Ltd. and Consolidated Subsidiaries

Consolidated Statements of Operations

Years Ended February 20, 2002, 2003 and 2004

[Japanese GAAP]

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2002	2003	2004	2004
REVENUES:				
Net sales	¥2,726,908	¥2,853,795	¥3,258,628	$29,895,674
Rental and other revenues (Note 16)	207,683	232,709	287,587	2,638,417
Total revenues	2,934,592	3,086,504	3,546,215	32,534,091
COST OF SALES	1,936,404	2,029,594	2,343,430	21,499,361
Gross profit	998,187	1,056,909	1,202,785	11,034,729
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	878,965	924,737	1,070,573	9,821,772
Operating income	119,222	132,172	132,212	1,212,957
OTHER INCOME (EXPENSES):				
Interest and dividend income	1,525	1,694	1,744	16,008
Amortization of negative goodwill—net	2,231	988	2,158	19,799
Interest expense	(9,629)	(8,317)	(7,437)	(68,230)
Foreign exchange (loss) gain—net	1,389	(623)	(405)	(3,721)
Charge for transitional obligation of retirement benefits (Notes 2.i and 11)	(68,049)			
Gain on exemption from future pension obligations (Note 11)		35,900		
Other—net (Note 13)	(40,446)	(38,429)	(2,553)	(23,430)
Other expenses—net	(112,980)	(8,786)	(6,493)	(59,574)
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	6,241	123,385	125,718	1,153,382
INCOME TAXES (Note 14):				
Current	35,369	48,627	48,124	441,506
Deferred	(30,926)	1,992	(498)	(4,576)
Total income taxes	4,442	50,620	47,625	436,929
MINORITY INTERESTS IN NET INCOME	17,938	21,507	22,777	208,964
NET INCOME (LOSS)	¥ (16,139)	¥ 51,257	¥ 55,316	$ 507,487

	Yen			U.S. Dollars
	2002	2003	2004	2004
PER SHARE OF COMMON STOCK (Notes 2.q and 20):				
Basic net income (loss)	¥ (49.64)	¥ 153.73	¥ 165.57	$ 1.52
Diluted net income		152.77		
Cash dividends applicable to the year	22.00	22.00	22.00	0.20

See notes to consolidated financial statements.

ÆON Co., Ltd. and Consolidated Subsidiaries

Consolidated Statements of Shareholders' Equity

Years Ended February 20, 2002, 2003 and 2004

[Japanese GAAP]

	Thousands	Millions of Yen					
	Outstanding Number of Shares of Common Stock	Common Stock	Capital Surplus	Retained Earnings	Unrealized Gain on Available-for-sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, FEBRUARY 21, 2001	331,154	¥49,035	¥114,976	¥232,821		¥ 2,246	¥ (22)
Net loss				(16,139)			
Cash dividends, ¥22 per share				(7,285)			
Bonuses to directors and corporate auditors				(320)			
Purchase of treasury stock	(378)						(975)
Disposal of treasury stock	226						592
Conversion of convertible bonds	6	7	6				
Net increase in unrealized gain on available-for-sale securities					¥ 2,898		
Net change in foreign currency translation adjustments						7,141	
Other				(83)			
BALANCE, FEBRUARY 20, 2002	331,008	49,042	114,983	208,993	2,898	9,387	(405)
Net income				51,257			
Cash dividends, ¥22 per share				(7,282)			
Bonuses to directors and corporate auditors				(297)			
Purchase of treasury stock	(83)						(256)
Conversion of convertible bonds	2,104	2,254	2,251				
Net increase in unrealized gain on available-for-sale securities					461		
Net change in foreign currency translation adjustments						(6,302)	
Other				(627)			
BALANCE, FEBRUARY 20, 2003	333,029	51,296	117,235	252,043	3,360	3,085	(662)
Net income				55,316			
Cash dividends, ¥22 per share				(7,326)			
Bonuses to directors and corporate auditors				(373)			
Purchase of treasury stock	(9)						(26)
Disposal of treasury stock							2
Net increase in unrealized gain on available-for-sale securities					10,825		
Net change in foreign currency translation adjustments						(6,126)	
Other				441			
BALANCE, FEBRUARY 20, 2004	333,021	¥51,296	¥117,235	¥300,101	¥14,185	¥(3,041)	¥(687)

	Thousands of U.S. Dollars (Note 1)					
	Common Stock	Capital Surplus	Retained Earnings	Unrealized Gain on Available-for-sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, FEBRUARY 21, 2003	$470,611	$1,075,551	$2,312,328	$ 30,828	$ 28,307	$(6,073)
Net income			507,487			
Cash dividends, $0.2 per share			(67,216)			
Bonuses to directors and corporate auditors			(3,425)			
Purchase of treasury stock						(259)
Disposal of treasury stock						21
Net increase in unrealized gain on available-for-sale securities				99,318		
Net change in foreign currency translation adjustments					(56,207)	
Other		3	4,054			
BALANCE, FEBRUARY 20, 2004	$470,611	$1,075,554	$2,753,229	$130,146	$(27,900)	$(6,311)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended February 20, 2002, 2003 and 2004

[Japanese GAAP]

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2002	2003	2004	2004
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	¥ 6,241	¥123,385	¥ 125,718	$ 1,153,382
Adjustments for:				
Income taxes—paid	(38,401)	(33,210)	(52,338)	(480,170)
Depreciation and amortization	70,710	82,308	78,971	724,510
Amortization of negative goodwill—net	(2,231)	(988)	(2,158)	(19,799)
Foreign exchange (gain) loss—net	(840)	540	(33)	(308)
Equity in (earnings) losses of associated companies	411	868	(652)	(5,987)
Gain on sales of property, buildings and equipment	(2,096)	(1,647)	(1,260)	(11,565)
Loss on disposals and sales of property, buildings and equipment	15,265	7,125	5,139	47,151
Net gain on sales of securities	(3,341)	(6,554)	(5,142)	(47,182)
Write-down of securities	6,997	1,532	126	1,158
Changes in assets and liabilities, net of effects from newly consolidated subsidiaries:				
Decrease (increase) in notes and accounts receivable—trade	(2,968)	(1,643)	4,017	36,856
Decrease (increase) in installment receivable	(15,060)	(35,666)	13,192	121,035
Increase in financial loan receivable	(35,188)	(19,992)	(41,149)	(377,519)
(Increase) decrease in merchandise inventories	20,763	594	(4,495)	(41,246)
Increase (decrease) in notes and accounts payable—trade	(14,580)	16,166	32,635	299,405
(Decrease) increase in allowance for doubtful accounts	8,829	11,284	(1,401)	(12,853)
Increase (decrease) in liability for retirement benefits	57,315	(35,281)	2,673	24,529
(Decrease) increase in provision for store closing expenses		8,259	(2,466)	(22,626)
Other assets and liabilities	6,207	(2,897)	20,978	192,466
Other—net	428	10,193	1,695	15,559
Total adjustments	71,223	1,011	48,331	443,412
Net cash provided by operating activities	77,465	124,396	174,050	1,596,795
INVESTING ACTIVITIES:				
Purchases of marketable securities	(1,327)	(9,286)	(8,899)	(81,650)
Proceeds from sales of marketable securities	1,279	6,219	13,973	128,193
Purchases of properties	(126,875)	(98,236)	(133,239)	(1,222,384)
Proceeds from sales of properties	17,987	39,849	26,492	243,054
Purchases of investment securities	(7,614)	(24,362)	(19,431)	(178,273)
Proceeds from sales of investment securities	1,089	656	2,576	23,653
Cash received (paid) in conjunction with the purchases of consolidated subsidiaries (Note 15.b)	(10)	(528)	195,476	1,793,359
(Payments for) proceeds from sales of consolidated subsidiaries (Note 15.c)	(406)	6,221	(1,156)	(10,608)
Payments for fixed leasehold deposits to lessors	(22,380)	(21,300)	(20,735)	(190,236)
Collection of fixed leasehold deposits to lessors	19,060	15,722	15,700	144,041
Proceeds from lease deposits from lessees	9,523	12,493	20,404	187,195
Repayments of lease deposits from lessees	(11,221)	(12,734)	(15,650)	(143,584)
Other—net	4,123	3,223	(1,427)	(13,093)
Net cash provided by (used in) investing activities	(116,882)	(82,082)	74,083	679,667
FINANCING ACTIVITIES:				
Net decrease in short-term borrowings	(7,540)	(49,208)	(126)	(1,164)
Proceeds from long-term debt	100,557	105,972	111,631	1,024,142
Repayments of long-term debt	(54,941)	(86,047)	(107,784)	(988,846)
Repayments of secured and unsecured obligations under reorganization proceedings			(66,080)	(606,238)
Proceeds from issuance of subsidiaries' stock to minority shareholders	4,339	5,928	4,592	42,134
Repurchase of subsidiaries' stock from minority shareholders	(5,186)	(2,572)	(3,196)	(29,328)
Dividends paid to shareholders	(7,285)	(7,282)	(7,326)	(67,216)
Dividends paid to minority shareholders	(3,906)	(4,388)	(4,700)	(43,120)
Other—net	(411)	(256)	9,969	91,466
Net cash (used in) provided by financing activities	25,624	(37,856)	(63,020)	(578,171)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT ON CASH AND CASH EQUIVALENTS	3,058	(2,568)	(2,468)	(22,648)
CASH AND CASH EQUIVALENTS INCREASED BY MERGER	401		2,284	20,959
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,332)	1,906	184,929	1,696,602
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF YEAR	755			
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	104,462	94,884	96,793	888,016
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 15.a)	¥ 94,884	¥ 96,793	¥ 281,723	$ 2,584,618

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended February 20, 2002, 2003 and 2004

[Japanese GAAP]

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Japanese yen figures less than a million yen are rounded down to the nearest million yen, except for per share data.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2002 and 2003 financial statements to conform to the classifications used in 2004.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which ÆON Co., Ltd. (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥109 to $1, the approximate rate of exchange at February 20, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation—The consolidated financial statements as of February 20, 2004 include the accounts of the Company and its 129 significant (109 in 2002 and 111 in 2003) subsidiaries (together, the "Group").

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in 28 (32 in 2002 and 29 in 2003) associated companies are accounted for by the equity method.

Investments in 7 unconsolidated subsidiaries in 2004 are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The differences between the cost of an acquisition and the fair value of the net assets of the acquired subsidiary at the date of acquisition are amortized over an estimated effective period, mainly 5 years. As mentioned in Note 4.a, the negative goodwill recorded upon the acquisition of Mycal Corporation ("Mycal") is amortized over a period of 9 years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. Cash Equivalents on the Consolidated Balance Sheets—Cash equivalents on the consolidated balance sheets are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits, commercial paper and bond funds, all of which mature or become due within three months of the date of acquisition.

c. Merchandise Inventories—Substantially all merchandise inventories of the Company and consolidated subsidiaries are stated at cost determined by the retail method. Other inventories of certain consolidated subsidiaries are stated at cost determined by the moving-average method.

d. Marketable and Investment Securities—Marketable and investment securities are classified and accounted for, depending on management's intent, as (1) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity are reported at amortized cost and (2) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. Allowance for Doubtful Accounts—The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the past credit loss experience and an evaluation of potential losses in receivables and other assets such as fixed leasehold deposits to lessors.

f. Property, Buildings and Equipment—Property, buildings and equipment are stated at cost. Depreciation of property, buildings and equipment is computed under the straight-line method based on the estimated useful lives of the assets. The range of useful lives is principally from 3 to 50 years for buildings and structures, from 2 to 20 years for furniture and fixtures, and from 4 to 6 years for vehicles.

g. Intangible Assets—Intangible assets are carried at cost less accumulated amortization. Amortization of intangible assets of the Group is calculated by the straight-line method except for consolidated subsidiaries in the United States of America ("U.S. subsidiaries"). Software is amortized mainly over 5 years.

Intangible assets with indefinite lives held by U.S. subsidiaries are not amortized, but instead are evaluated for impairment at least annually in accordance with U.S. GAAP.

h. Provision for Store Closing Expenses—For fiscal years prior to February 20, 2003, store closing expenses, such as rental agreement cancellation penalties and facility restoration costs had been recognized when a store is closed.

As of February 20, 2003, the Company and consolidated domestic subsidiaries changed their method of accounting for store closing expenses to recognize a provision at the time when a decision to close a store is made by management and such expenses are reasonably estimated.

The effect of this change was to decrease income before income taxes and minority interests for the year ended February 20, 2003 by ¥13,118 million.

i. Retirement and Pension Plans—The Company and certain consolidated domestic subsidiaries have a contributory funded defined benefit pension plan, advance payment plan and defined contribution pension plan covering substantially all employees.

U.S. subsidiaries have a contributory funded defined benefit pension plan and defined contribution pension plan covering substantially all employees.

Effective February 21, 2001, the Company and consolidated domestic subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date. The full amount of the transitional obligation of ¥58,049 million at the adoption date was charged to income and presented as "other expenses" in the consolidated statement of operations for the year ended February 20, 2002. The effect of the adoption of this new accounting standard was to increase the net periodic benefit costs by ¥658 million and to decrease income before income taxes and minority interests by ¥58,468 million for the year ended February 20, 2002.

Retirement benefits for directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at balance sheet date. These retirement benefits are paid subject to the approval of the shareholders.

Since the Company ceased the severance payment plan for directors and corporate auditors effective May 15, 2003, the Company did not make provisions for retirement benefits to directors and corporate auditors as of February 20, 2004.

j. Leases—All leases of the Company and consolidated domestic subsidiaries are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

k. Income Taxes—The provision for income taxes is computed based on the pretax income included in the consolidated statements of operation. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences. A valuation allowance is provided for any portion of the deferred tax assets that is not considered to be realizable.

l. Advertising Costs—Advertising costs which are expensed as incurred and included in selling, general and administrative expense were ¥62,331 million, ¥63,374 million and ¥68,249 million ($626,143 thousand) for the years ended February 20, 2002, 2003 and 2004, respectively.

m. Appropriations of Retained Earnings—Appropriations of retained earnings are reflected in the financial statements for the following year upon approval.

n. Foreign Currency Transactions—All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at each balance sheet date. The foreign exchange gains and losses from translation are recognized in the income statement to the extent that they are not hedged by forward exchange contracts.

o. Foreign Currency Financial Statements—The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of each balance sheet date except for shareholders' equity, which is translated at the historical rate. Differences arising from such translation were shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Revenue and expense accounts of consolidated foreign subsidiaries are translated into yen at the average exchange rate.

p. Derivatives and Hedging Activities—The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange and interest rates. Derivative financial instruments are comprised principally of foreign exchange forward contracts, currency swaps and interest rate swaps utilized by the Group to reduce foreign currency exchange and interest rate risks. The Group does not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the income statement and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

Receivables and payables denominated in foreign currencies are translated at the contracted rates if the forward contracts qualify for hedge accounting. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and recognized in income when the hedged transaction occurs.

Long-term debt denominated in foreign currencies for which currency swaps are used to hedge the foreign currency fluctuations are translated at the contracted rate if the forward contracts qualify for hedge accounting.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expenses or income.

q. Per Share Information—Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share reflects the potential dilution that could occur if securities were converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense and net of tax.

Cash dividends per share presented in the accompanying consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year.

3. ACCOUNTING CHANGE

The consolidated financial services subsidiaries receive fees for collection of the installment receivables and the related administrative services from the member stores under credit card contracts and personal credit contracts for shopping.

Prior to February 21, 2002, the consolidated subsidiaries recognized such fees based on the respective installment plans over the lives of the related receivables.

Effective February 21, 2002, the consolidated subsidiaries changed the recognition method to recognizing the fees at the time when they make payments for the installment receivables to the member stores in advance. This change was made to more accurately recognize revenue when earned.

The effect of this change was to increase income before income taxes and minority interests for the year ended February 20, 2003 by ¥1,342 million.

4. ACQUISITIONS

a. Mycal

The Company invested in total of ¥20,690 million ($189,816 thousand) to acquire 100% of the issued shares of Mycal and 66.7% of Mycal Kyushu Corporation ("Mycal Kyushu") in November 2003, and 100% of Mycal Ist Corporation in May 2003, which had been corporations operating under the Corporate Reorganization Law of Japan.

As a result of these acquisitions, Mycal and its 17 significant consolidated subsidiaries, Mycal Kyushu and Mycal Ist Corporation have been consolidated since 2004.

The assets and liabilities of Mycal and its 17 significant consolidated subsidiaries, Mycal Kyushu and Mycal Ist Corporation which are included in the consolidated balance sheet as of February 20, 2004 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Assets:		
Cash and cash equivalents	¥161,660	$1,483,125
Merchandise inventories	40,663	373,062
Other current assets	32,830	301,197
Net property, buildings and equipment	112,293	1,030,202
Investments and other assets	101,282	929,199
Total	¥448,736	$4,116,846
Liabilities:		
Accounts payable—trade	¥ 97,276	$ 892,440
Liability for retirement benefits	29,166	267,579
Secured and unsecured obligations under the reorganization proceedings	142,354	1,306,006
Other liabilities	62,810	576,245
Total	¥331,608	$3,042,278

In connection with the acquisition of Mycal, negative goodwill of ¥95,763 million ($878,561 thousand) is being amortized over a period of 9 years, which is equivalent to the repayment period of the secured obligations under the reorganization plan.

At February 20, 2004, cash and cash equivalents of Mycal and other consolidated subsidiaries operating under the reorganization proceedings amounted to ¥150,504 million ($1,380,770 thousand).

b. Yaohan (Currently Maxvalu Tokai Co., Ltd.)

In June 2000, the Company invested ¥500 million to acquire 100% of the issued shares of Yaohan, which has been a corporation operating under the Corporate Reorganization Law of Japan.

During the year ended February 20, 2002, Yaohan made early repayments of debt under the reorganization repayment schedule and completed all procedures in its reorganization plan under the Law.

5. RECEIVABLES

a. Financial Loan Receivable

Annual maturities of financial loan receivable, principally from customers, at February 20, 2004 were as follows:

Year Ending February 20,	Millions of Yen	Thousands of U.S. Dollars
2005	¥184,139	$1,689,349
2006	109,854	1,007,835
2007	9,369	85,954
2008	774	7,101
2009	148	1,358
Thereafter	9	83
Total	¥304,293	$2,791,680

A substantial portion of the financial loan receivable represent loans made under revolving line of credit arrangements. Under such arrangements, borrowers may repay loans or make additional borrowings at anytime within the line of credit amounts as long as minimum periodic debt payments are regularly made up until the specified repayment date. The above tabulation, therefore, is not to be regarded as a forecast of future cash collection.

b. Transfer of Receivables of Consolidated Financial Services Subsidiaries

During the years ended February 20, 2002, 2003 and 2004, the consolidated financial services subsidiaries securitized installment and financial loan receivables and subsequently transferred the cash flow interests in those assets mainly to unconsolidated special purpose entities in total of ¥14,344 million, ¥22,549 million and ¥62,294 million ($571,504 thousand), respectively.

Some of the interests in the securitized financial assets are retained in the form of seller or subordinated tranches ("remaining interests"), which are recorded as installment or financial loan receivables.

The remaining interests included in receivables as of February 20, 2002, 2003 and 2004 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Receivables:				
Installment	¥2,322	¥ 4,625	¥ 5,876	$ 53,908
Financial loan		5,522	13,066	119,871
Total	¥2,322	¥10,147	¥18,942	$173,779

6. MARKETABLE AND INVESTMENT SECURITIES

Marketable and investment securities as of February 20, 2002, 2003 and 2004 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Current:				
Government and corporate bonds	¥ 999	¥ 3,062	¥ 3,700	$ 33,946
Other	300	3,988	60	550
Total	¥ 1,299	¥ 7,051	¥ 3,760	$ 34,497
Non-current:				
Equity securities	¥41,812	¥39,339	¥59,230	$543,398
Government and corporate bonds	4,434	1,865	1,187	10,894
Other	421	36	57	527
Total	¥46,668	¥41,240	¥60,475	$554,820

The carrying amounts and aggregate fair values of marketable and investment securities at February 20, 2002, 2003 and 2004 were as follows:

	Millions of Yen			
February 20, 2002	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	¥32,298	¥9,186	¥(3,882)	¥37,602
Debt securities	5,539	3	(119)	5,423
Other	1,085		(5)	1,080
Held-to-maturity	9			9

	Millions of Yen			
February 20, 2003	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	¥28,124	¥9,872	¥(3,169)	¥34,827
Debt securities	7,810	4	(15)	7,799
Other	10			10
Held-to-maturity	65			65

	Millions of Yen			
February 20, 2004	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale:				
Equity securities	¥28,388	¥21,424	¥(572)	¥49,240
Debt securities	4,836	6	(4)	4,840
Other	136		(1)	136

	Thousands of U.S. Dollars			
February 20, 2004	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale:				
Equity securities	$260,441	$196,552	$(5,250)	$451,743
Debt securities	44,369	60	(43)	44,406
Other	1,256	3	(10)	1,255

Available-for-sale securities whose fair value is not readily determinable as of February 20, 2002, 2003 and 2004 were mainly as follows:

	Carrying Amount			
	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Available-for-sale				
—Equity securities	¥3,442	¥4,511	¥9,971	$91,484

Proceeds, gross realized gains and losses on sales of available-for-sale securities for the years ended February 20, 2002, 2003 and 2004 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Proceeds	¥2,369	¥255	¥2,407	$22,086
Gross realized gains	213	39	502	4,607
Gross realized losses	(50)	(30)	(210)	(1,930)

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale at February 20, 2004 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Due in one year or less	¥3,700	$33,946
Due after one year through five years	1,143	10,491
Due after five years through ten years	2	19
Total	¥4,845	$44,458

7. FIXED LEASEHOLD DEPOSITS TO LESSORS

The Company and certain consolidated subsidiaries ("Companies") have securitized certain amounts of fixed leasehold deposits to lessors by transferring these deposits to unconsolidated special purpose entities such as J-one Assets Corporation. The aggregate amounts of securitized deposits as of February 20, 2002, 2003 and 2004 were ¥37,945 million, ¥70,220 million and ¥79,900 million ($733,027 thousand), respectively. These special purpose entities have options to sell the transferred deposits back to the Companies in certain cases including lessors' insolvency. When the special purpose entities exercise their put options, they also cancel interest rate swap agreements which they entered into with financial institutions for hedging interest exposures incorporated in these transactions and such cancellation gains or losses are borne by the Companies. The unrealized losses on these interest rate swap agreements as at February 20, 2002, 2003 and 2004 were ¥1,859 million, ¥2,563 million and ¥2,609 million ($23,935 thousand), respectively.

8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at February 20, 2002, 2003 and 2004 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Short-term loans principally from banks, 0.13% to 7.90% (2002), 0.18% to 8.40% (2003) and 0.01% to 10.75% (2004)	¥117,484	¥ 76,276	¥ 91,048	$ 835,305
Bank overdraft, 1.375% to 7.15% (2002), 1.375% to 1.875% (2003) and 0.72% to 1.875% (2004)	9,886	6,503	2,134	19,582
Commercial papers, 0.02% to 0.18% (2002), 0.02% to 0.20% (2003) and 0.01% (2004)	49,000	41,000	33,000	302,752
Total	¥176,370	¥123,779	¥126,182	$1,157,639

Long-term debt at February 20, 2002, 2003 and 2004 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Issued by ÆON Co., Ltd.:				
Unsecured 1.4% Japanese yen convertible bonds, convertible into common stock at ¥2,141 per share, due 2003	¥ 4,537			
Unsecured 2.225% Japanese yen notes due 2006	20,000	¥ 20,000	¥ 20,000	$ 183,486
Unsecured 2.5% Japanese yen notes due 2009	5,000	5,000	5,000	45,871
Unsecured 1.98% Japanese yen notes due 2007	20,000	20,000	20,000	183,486
Unsecured 2.59% Japanese yen notes due 2010	10,000	10,000	10,000	91,743
Unsecured 1.71% Japanese yen notes due 2008	20,000	20,000	20,000	183,486
Unsecured 2.44% Japanese yen notes due 2011	10,000	10,000	10,000	91,743
Issued by ÆON Credit Service Co., Ltd.:				
Unsecured 1.97% Japanese yen notes due 2008	10,000	10,000	10,000	91,743
Unsecured 1.22% Japanese yen notes due 2009	15,000	15,000	15,000	137,614
Unsecured 1.47% Japanese yen notes due 2010		15,000	15,000	137,614
Unsecured 0.81% Japanese yen notes due 2011			10,000	91,743
Issued by ÆON THANA SINSAP (THAILAND) PLC.—Unsecured 4.05% Thai baht notes due 2006		2,760	2,740	25,137
Issued by Iino Co., Ltd.—Unsecured 0.42% Japanese yen notes due 2009			225	2,064
Loans from banks and insurance companies, due through 2021 with interest rates ranging from 0.30% to 15.697% (2002), from 0.007% to 12.42% (2003) and from 0.30% to 6.40% (2004):				
Collateralized	109,576	96,464	106,772	979,566
Unsecured	332,118	348,275	339,130	3,111,289
Total	556,231	572,500	583,868	5,356,588
Less current portion	(78,588)	(94,593)	(78,724)	(722,246)
Long-term debt, less current portion	¥477,642	¥477,906	¥505,143	$4,634,342

Annual maturities of long-term debt at February 20, 2004 were as follows:

Year Ending February 20	Millions of Yen	Thousands of U.S. Dollars
2005	¥ 78,724	$ 722,246
2006	142,467	1,307,041
2007	104,984	963,154
2008	98,155	900,508
2009	81,338	746,225
2010 and thereafter	78,196	717,401
Total	¥583,868	$5,356,588

Collateralized short-term borrowings, long-term debt and other at February 20, 2004 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Short-term borrowings	¥ 16,407	$ 150,523
Long-term debt	106,772	979,566
Other current liabilities	1,926	17,677
Lease deposits from lessees and others	15,973	146,549
Total	¥141,080	$1,294,317

The carrying amounts of assets pledged as collateral for short-term borrowings, long-term debt and other at February 20, 2004 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Land	¥ 89,890	$ 824,687
Buildings and structures—net of accumulated depreciation	115,378	1,058,470
Fixed leasehold deposits to lessors	5,897	54,104
Investments and other assets—other	3,000	27,522
Other	93	860
Total	¥214,258	$1,965,645

9. SECURED AND UNSECURED OBLIGATIONS UNDER REORGANIZATION PROCEEDINGS

Mycal and other consolidated subsidiaries operating under the reorganization proceedings are obligated to redeem secured and unsecured indebtedness in accordance with the reorganization plan.

Annual maturities of secured and unsecured obligations under the reorganization proceedings at February 20, 2004 were as follows:

Year Ending February 20	Millions of Yen	Thousands of U.S. Dollars
2005	¥ 48,040	$ 440,738
2006	33,394	306,374
2007	6,348	58,241
2008	6,383	58,556
2009	6,383	58,566
2010 and thereafter	41,803	383,518
Total	¥142,354	$1,306,006

The maturity schedules above are principally based on the reorganization plans of Mycal and other consolidated subsidiaries operating under reorganization proceedings, which have been revised based on the best estimate of management.

Obligations under the reorganization proceedings at February 20, 2004 consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Secured	¥88,291	$ 810,015
Unsecured	54,063	495,990
Total	142,354	1,306,006
Less current portion	(48,040)	(440,738)
Secured and unsecured obligations under the reorganization proceedings, less current portion	¥94,314	$ 865,267

The carrying amounts of assets pledged as collateral for secured obligations under the reorganization proceedings of ¥88,291 million ($810,015 thousand) at February 20, 2004 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Land	¥18,929	$173,662
Buildings and structures—net of accumulated depreciation	36,652	336,260
Furniture and fixtures—net of accumulated depreciation	444	4,082
Investment securities	8,185	75,093
Fixed leasehold deposits to lessors	15,149	138,981
Total	¥79,360	$728,079

10. OTHER CURRENT LIABILITIES

In February 2004, to hedge the risk of loss on an uninsured portion of the cash deposits, the Company transferred ¥10,000 million ($91,743 thousand) of depository rights derived from future store sales cash to an unconsolidated special purpose entity. The proceeds from this transaction of ¥9,995 million ($91,697 thousand) was included in other current liabilities in the consolidated balance sheet as of February 20, 2004.

11. RETIREMENT AND PENSION PLANS

The Group has severance payment plans for employees, directors and corporate auditors, except that the Company ceased the severance payments for the directors and corporate auditors effective May 15, 2003.

The Company and certain consolidated domestic subsidiaries have a contributory funded defined benefit pension plan, advance payment plan and defined contribution pension plan covering substantially all employees.

The contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Company on behalf of the government and a corporate portion established at the discretion of the Company. According to the enactment of the Defined Benefit Pension Plan Law in April 2002, the Company applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government by another subsequent application. The Company obtained an approval of exemption from future obligation by the Ministry of Health, Labour and Welfare on September 1, 2002.

As a result of this exemption, the Company and certain consolidated domestic subsidiaries recognized a gain on exemption from future pension obligations of the governmental program in the amount of ¥35,900 million in accordance with a transitional measurement of the accounting standard for employees' retirement benefits for the year ended February 20, 2003.

U.S. subsidiaries have a contributory funded defined benefit pension plan and defined contribution pension plan covering substantially all employees.

The liability for employees' retirement benefits at February 20, 2002, 2003 and 2004 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Projected benefit obligation	¥197,029	¥112,969	¥152,599	$1,399,999
Fair value of plan assets	(110,023)	(47,225)	(55,089)	(505,404)
Unrecognized prior service cost		621	557	5,118
Unrecognized actuarial loss	(23,296)	(35,667)	(33,967)	(311,632)
Net liability	¥ 63,709	¥ 30,698	¥64,100	$ 588,081

The components of net periodic benefit costs and relevant gains and losses for the years ended February 20, 2002, 2003 and 2004 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Service cost	¥ 7,422	¥ 5,713	¥ 5,557	$ 50,987
Interest cost	5,702	4,728	3,229	29,630
Expected return on plan assets	(6,268)	(3,737)	(1,605)	(14,728)
Amortization of prior service cost			(63)	(582)
Recognized actuarial loss	71	1,612	3,636	33,357
Other	2,142	2,394	2,478	22,742
Net periodic benefit costs	9,069	10,710	13,233	121,406
Charge for transitional obligation	68,049			
Gain on exemption from future pension obligations of the governmental program		(35,900)		
Total	¥77,118	¥(25,190)	¥13,233	$121,406

"Other" includes payments for advance payment plan and contributions for defined contribution pension plan.

Assumptions used for the years ended February 20, 2002, 2003 and 2004 are set forth as follows:

The Company and Consolidated Domestic Subsidiaries

	2002	2003	2004
Discount rate	Mainly 3.0%	Mainly 2.4%	Mainly 2.4%
Expected rate of return on plan assets	Mainly 5.29%	Mainly 4.06%	Mainly 2.36%
Amortization period of prior service cost	10 years	10 years	10 years
Recognition period of actuarial gain/loss	10 years	10 years	10 years

U.S. Subsidiaries

	2002	2003	2004
Discount rate	7.5%	6.75%	6.25%
Expected rate of return on plan assets	9.0	9.0	9.0

The liability for retirement benefits at February 20, 2002, 2003 and 2004 for directors and corporate auditors is ¥1,879 million, ¥2,167 million and ¥1,654 million ($15,175 thousand), respectively. The retirement benefits for directors and corporate auditors are paid subject to the approval of the shareholders.

As mentioned previously, since the Company ceased the severance payment plan for directors and corporate auditors effective May 15, 2003, the Company did not make provision for retirement benefits to directors and corporate auditors as of February 20, 2004.

12. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code was ¥121,548 million ($1,115,123 thousand) as of February 20, 2004, based on the amount recorded in the parent company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Effective May 15, 2003, the Company adopted a company-with-committees system and dividends may be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code. Before the adoption of a company-with-committees system, dividends were approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable.

13. OTHER INCOME (EXPENSES)

Other income (expenses)—net for the years ended February 20, 2002, 2003 and 2004 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Allowance for doubtful accounts	¥ (7,979)	¥ (8,651)	¥(3,043)	$(27,921)
Loss on disposals of fixed assets	(13,309)	(6,239)	(3,805)	(34,911)
Write-down of securities	(6,997)	(1,592)	(126)	(1,156)
Provision for store closing expenses		(7,997)	(660)	(6,061)
Depreciation of fixed assets		(9,330)	(780)	(7,156)
Loss on closure of businesses	(5,246)			
Gain on sales of securities	3,341	6,554	5,142	47,182
Equity in earnings (losses) of associated companies	(411)	(868)	652	5,987
Other	(9,844)	(10,343)	66	610
Other expenses—net	¥(40,445)	¥(38,429)	¥(2,553)	$(23,430)

Depreciation of fixed assets is related to the buildings and equipment for stores which management had decided to close.

14. INCOME TAXES

The Company and consolidated domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.7% for the years ended February 20, 2002, 2003 and 2004.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from 41.7% to 40.3%, effective for years beginning on or after April 1, 2004. The effect of this change was to decrease deferred tax assets—non-current by ¥177 million ($1,624 thousand), decrease income taxes—deferred by ¥62 million ($573 thousand), and increase unrealized gain on available-for-sale securities by ¥239 million ($2,197 thousand) in the consolidated financial statements for the year ended February 20, 2004. The deferred tax assets and liabilities which will realize on or after February 21, 2005 are measured at the effective tax rate of 40.3% as at February 20, 2004.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at February 20, 2002, 2003 and 2004 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Deferred tax assets:				
Enterprise tax	¥ 1,552	¥ 2,782	¥ 2,594	$ 23,800
Merchandise inventories	2,877	2,744	3,727	34,192
Allowance for doubtful accounts	3,882	8,671	18,421	169,004
Receivables	683	1,182	1,419	13,026
Payables and accrued expenses	1,585	1,839	6,982	64,057
Property, buildings and equipment	13,273	17,345	20,462	187,725
Liability for retirement benefits	26,237	11,528	24,497	224,744
Investment securities, including investments in unconsolidated subsidiaries and associated companies	10,730	8,794	6,840	62,760
Provision for store closing expenses		3,337	3,303	30,303
Tax loss carryforwards of consolidated subsidiaries	14,657	13,960	27,911	256,071
Write-down of assets under the reorganization proceedings	10,248	7,620	60,997	559,611
Other	5,258	6,417	10,822	99,284
Less valuation allowance	(29,011)	(22,953)	(115,006)	(1,055,121)
Total	61,754	63,267	72,971	669,461
Deferred tax liabilities:				
Investments in unconsolidated subsidiaries and associated companies	(6,747)	(6,353)	(6,345)	(58,214)
Unrealized gain on available-for-sale securities	(2,281)	(2,824)	(8,299)	(76,140)
Undistributed earnings of consolidated foreign subsidiaries	(2,449)	(3,403)	(3,204)	(29,398)
Property, buildings and equipment	(7,689)	(7,499)	(6,954)	(63,802)
Other	(1,479)	(2,011)	(6,847)	(62,819)
Total	(20,572)	(22,092)	(31,650)	(290,375)
Net deferred tax assets	¥ 41,182	¥ 41,175	¥ 41,320	$ 379,085

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of operations for the years ended February 20, 2002, 2003 and 2004 is as follows:

	2002	2003	2004
Normal effective statutory tax rate	41.7%	41.7%	41.7%
Lower income tax rates applicable to income in certain foreign countries	(52.7)	(2.4)	(2.4)
Undistributed earnings of consolidated foreign subsidiaries	40.9	0.4	0.3
Dividends from consolidated foreign subsidiaries eliminated for consolidation purposes	20.3	0.5	0.8
Per capita portion of inhabitant tax	46.5	2.2	2.3
Amortization of negative goodwill	(14.0)	(0.3)	(0.7)
Equity in (earnings) losses of associated companies	2.7	0.3	(0.2)
Change in valuation allowance	(31.6)	(3.1)	(3.1)
Expenses not deductible for tax purpose	17.1	0.8	0.1
Other—net	1.3	0.9	(0.9)
Actual effective tax rate	71.2%	41.0%	37.9%

At February 20, 2004, certain consolidated subsidiaries have tax loss carryforwards aggregating approximately ¥69,412 million ($636,813 thousand) which are available to be offset against taxable income of such subsidiaries in future years. These tax loss carryforwards, if not utilized, will expire as follows:

Year Ending February 20,	Millions of Yen	Thousands of U.S. Dollars
2005	¥ 1,561	$ 14,327
2006	16,403	150,488
2007	6,342	58,186
2008	13,537	124,194
2009	31,568	289,616
Total	¥69,412	$636,813

15. SUPPLEMENTAL CASH FLOW INFORMATION

a. Reconciliation of Cash and Cash Equivalents

A reconciliation of cash and cash equivalents between the consolidated balance sheets and the consolidated statements of cash flows at February 20, 2002, 2003 and 2004 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Cash and cash equivalents on the consolidated balance sheets	¥104,770	¥103,297	¥284,594	$2,610,959
Bank overdraft	(9,885)	(6,503)	(2,134)	(19,582)
Money deposited as insurance premiums			(736)	(6,759)
Cash and cash equivalents on the consolidated statements of cash flows	¥ 94,884	¥ 96,793	¥281,723	$2,584,618

b. Purchases of Newly Consolidated Subsidiaries

For the year ended February 20, 2003, Hallo Co., Ltd, Maxvalu Hokkaido Co., Ltd. and 7 other companies were acquired. Assets and liabilities of these companies at the time of consolidation, cash paid for the capital and cash paid in conjunction with the purchases of consolidated subsidiaries were as follows:

	Millions of Yen
Assets	¥ 38,474
Goodwill	94
Liabilities	(29,603)
Minority interests	(5,303)
Cash paid for the capital	3,661
Cash and cash equivalents of consolidated subsidiaries	3,132
Cash paid in conjunction with the purchases of consolidated subsidiaries	¥ 528

For the year ended February 20, 2004, Mycal, the subsidiaries of Mycal and 7 other companies were newly consolidated. Assets and liabilities of the subsidiaries at the time of consolidation, cash paid for the capital and cash received in conjunction with the purchases of consolidated subsidiaries were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Assets	¥558,447	$5,123,368
Liabilities	(427,943)	(3,926,085)
Negative goodwill	(89,103)	(817,460)
Minority interests	(11,848)	(108,701)
Cash paid for the capital	29,552	271,120
Cash and cash equivalents of consolidated subsidiaries	225,028	2,064,480
Cash received in conjunction with the purchases of consolidated subsidiaries	¥195,476	$1,793,359

c. Sales of Previously Consolidated Subsidiaries

For the year ended February 20, 2003, Jus-Photo Co., Ltd. was excluded from the Group by selling the stock. Assets and liabilities of the subsidiary at the time of excluding from the Group, cash received by selling the stock and proceeds from sales of consolidated subsidiaries were as follows:

	Millions of Yen
Assets	¥18,325
Liabilities	306
Negative goodwill	(132)
Minority interests	(3,233)
Net gain on sales of the stock	4,182
Cash received by selling the stock	11,448
Cash and cash equivalents of consolidated subsidiaries	5,227
Proceeds from sales of consolidated subsidiaries	¥ 6,221

For the year ended February 20, 2004, Osaka Delica Co., Ltd. and Royalcosmo Corp. were excluded from the Group by selling the stock. Assets and liabilities of the subsidiaries at the time of excluding from the Group, cash received by selling the stock and payments for sales of consolidated subsidiaries were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Assets	¥ 7,414	$ 68,025
Liabilities	(2,094)	(19,214)
Negative goodwill	(1)	(12)
Minority interests	(974)	(8,941)
Net loss on sales of the stock	(334)	(3,067)
Cash received by selling the stock	4,009	36,788
Cash and cash equivalents of consolidated subsidiaries	5,166	47,397
Payments for sales of consolidated subsidiaries	¥ 1,156	$ 10,608

d. Significant Noncash Investing and Financing Activities

(1) Conversion of convertible bonds

Increase in common stock and capital surplus due to conversion of convertible bonds for the years ended February 20, 2002 and 2003 were as follows:

	Millions of Yen	
	2002	2003
Common stock	¥ 7	¥2,254
Capital surplus	6	2,251
Total	¥13	¥4,505

(2) Merger with an associated company

For the year ended February 20, 2004, Kyushu JUSCO Co., Ltd. (currently ÆON Kyushu Co., Ltd.), a consolidated subsidiary, merged with Home Wide Corp., an associated company. Assets acquired and liabilities assumed in merger of Home Wide Corp. were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Assets acquired	¥24,523	$224,989
Liabilities assumed	(13,672)	(125,434)

16. LEASES

a. Lessee

The Group leases certain store buildings, store equipment and other assets.

Total rental expenses for the years ended February 20, 2002, 2003 and 2004 were ¥150,359 million, ¥155,405 million and ¥187,138 million ($1,716,869 thousand), respectively, including ¥21,867 million, ¥21,565 million and ¥22,359 million ($205,120 thousand) of lease payments under finance leases.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance lease, depreciation expense, interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended February 20, 2002, 2003 and 2004 for the Company and consolidated domestic subsidiaries was as follows:

	Millions of Yen			
	2002			
	Buildings and Structures	Furniture and Fixtures	Vehicles	Total
Acquisition cost	¥ 5,686	¥100,795	¥ 730	¥107,212
Accumulated depreciation	(1,807)	(52,557)	(377)	(54,742)
Net leased property	¥ 3,878	¥ 48,237	¥ 353	¥ 52,470

	Millions of Yen			
	2003			
	Buildings and Structures	Furniture and Fixtures	Vehicles	Total
Acquisition cost	¥ 6,640	¥ 98,238	¥ 804	¥105,683
Accumulated depreciation	(2,165)	(53,520)	(403)	(56,089)
Net leased property	¥ 4,474	¥ 44,718	¥ 401	¥ 49,594

	Millions of Yen			
	2004			
	Buildings and Structures	Furniture and Fixtures	Vehicles	Total
Acquisition cost	¥53,120	¥102,625	¥1,143	¥156,889
Accumulated depreciation	(9,487)	(54,340)	(635)	(64,463)
Net leased property	¥43,633	¥ 48,284	¥ 508	¥ 92,426

	Thousands of U.S. Dollars			
	2004			
	Buildings and Structures	Furniture and Fixtures	Vehicles	Total
Acquisition cost	$487,342	$941,520	$10,494	$1,439,357
Accumulated depreciation	(87,038)	(498,540)	(5,828)	(591,406)
Net leased property	$400,304	$442,980	$ 4,665	$ 847,950

Obligations under finance leases:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Due within one year	¥17,236	¥17,840	¥21,691	$199,003
Due after one year	37,733	34,368	75,304	690,866
Total	¥54,970	¥52,209	¥96,995	$889,870

Depreciation expense and interest expense under finance leases:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Depreciation expense	¥19,761	¥19,923	¥20,926	$191,987
Interest expense	1,843	1,507	1,694	15,543
Total	¥21,604	¥21,430	¥22,620	$207,530

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of operations, are computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases at February 20, 2004 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Due within one year	¥ 75,561	$ 693,228
Due after one year	581,369	5,333,668
Total	¥656,931	$6,026,896

b. Lessor

The Group leases certain store space to tenants and other assets.

Total rental revenues for the year ended February 20, 2004 were ¥101,140 million ($927,890 thousand) including ¥108 million ($999 thousand) of receipt of rental payments under finance leases.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, future rental revenue under finance lease, depreciation expense, interest income of finance leases that do not transfer ownership of the leased property to the lessor on an "as if capitalized" basis for the year ended February 20, 2004 for certain consolidated domestic subsidiaries was as follows:

	Millions of Yen	Thousands of U.S. Dollars
	Furniture and Fixtures	Furniture and Fixtures
Acquisition cost	¥ 2,128	$ 19,531
Accumulated depreciation	(1,673)	(15,353)
Net leased property	¥ 455	$ 4,177

Future rental revenues under finance leases:

	Millions of Yen	Thousands of U.S. Dollars
Due within one year	¥ 498	$ 4,570
Due after one year	1,392	12,772
Total	¥1,890	$17,342

Depreciation expense and interest income under finance leases for the year ended February 20, 2004:

	Millions of Yen	Thousands of U.S. Dollars
Depreciation expense	¥95	$876
Interest income	7	64

Interest income, which is not reflected in the accompanying consolidated statements of operations, is computed by the interest method.

The Group did not hold such lease agreements for the years ended February 20, 2002 and 2003.

17. DERIVATIVES

The Group enters into foreign exchange forward contracts and currency swap contracts to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Group also enters into interest rate swap contracts, interest rate cap contracts and interest rate option contracts to manage its interest rate exposures on certain liabilities

All derivative transactions are entered into to hedge interest and foreign currency exposures incorporated within its business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities.

Because the counterparties to these derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amount.

The Group had the following derivatives contracts outstanding at February 20, 2002, 2003 and 2004:

	Millions of Yen 2002 Contract Amount	Fair Value	Unrealized Loss
Interest rate cap contracts	¥45,525		¥(416)
Interest rate option contracts	62		

	Millions of Yen 2003 Contract Amount	Fair Value	Unrealized Loss
Interest rate swap contracts (fixed rate payment, floating rate receipt)	¥ 2,440	¥(254)	¥(254)
Interest rate cap contracts	22,000		
Interest rate option contracts	12		

	Millions of Yen 2004 Contract Amount	Fair Value	Unrealized Loss
Currency swap contracts:			
(Yen payment, Thai bahts receipt)	¥ 626	¥ (2)	¥ (2)
(U.S. dollars payment, yen receipt)	1,191	(159)	(159)
Interest rate swap contracts (fixed rate payment, floating rate receipt)	2,206	(234)	(234)

	Thousands of U.S. Dollars 2004 Contract Amount	Fair Value	Unrealized Loss
Currency swap contracts:			
(Yen payment, Thai bahts receipt)	$ 5,743	$ (25)	$ (25)
(U.S. dollars payment, yen receipt)	10,929	(1,460)	(1,460)
Interest rate swap contracts (fixed rate payment, floating rate receipt)	20,239	(2,146)	(2,146)

Derivative transactions which qualify for hedge accounting for the years ended February 20, 2002, 2003 and 2004 are excluded from the disclosure of market value information.

The contract or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Group's exposure to credit or market risk.

18. COMMITMENTS AND CONTINGENT LIABILITIES

a. Commitments

The Company has agreements with J-one Assets Corporation, an unconsolidated special purpose entity ("SPE"), under which it is committed to execute loans as the first back-up line for the Asset Backed Commercial Paper program of SPE, unless certain agreed-upon terms such as the default of SPE are met. In cases when the Company cannot finance the loans under this agreement to SPE, a certain financial institution has agreed to provide loans to SPE instead of the Company. At February 20, 2004, the total unused credit available is ¥80,000 million ($733,944 thousand).

The consolidated financial services subsidiaries have agreements under which they are committed to the card members to execute loans as long as the agreed-upon terms are met. At February 20, 2004, the total unused credit available is ¥3,039,890 million ($27,888,899 thousand).

Commitments outstanding at February 20, 2004 for construction of property, buildings and equipment and for lease deposits approximated ¥6,658 million ($61,087 thousand).

b. Contingent Liabilities

Contingent liabilities at February 20, 2004 for guarantees of loans were ¥1,678 million ($15,397 thousand).

The Company entered into noncancelable operating lease contracts with Forester Special Purpose Company ("Forester"), an unconsolidated special purpose entity incorporated by the Law on the Securitization of Assets in Japan. In connection with these lease contracts, the Company also entered into a Total Rate of Return swap contracts with Forester, principally to swap repayments of ¥8,700 million ($79,816 thousand) senior secured note issued by Forester for construction of the leased assets and certain proceeds from sales of the leased assets.

The Company entered into noncancelable operating lease contracts with Neo Pas FIS Ltd. ("Neo Pas"), an unconsolidated special purpose entity. In these lease contracts, the Company also has agreed that when Neo Pas incurs losses on the sales of the beneficiary rights to trustee representing the ownership of the leased land at the end of the noncancelable lease term, the Company will compensate Neo Pas for certain portion of the losses up to ¥4,400 million ($40,366 thousand). In addition, if the sales price is below 50% of the acquisition cost of these beneficiary rights, the Company is also obligated to compensate half of the deficiency up to ¥5,150 million ($47,247 thousand).

The Company entered into noncancelable operating lease contracts with Takakura Funding Corporation ("Takakura"), an unconsolidated special purpose entity. Takakura financed the construction of the lease assets from financial institutions, and the Company entered into a contract with these financial institutions, which entitles the financial institutions with put options to sell a portion of their senior secured loans to Takakura in certain cases including Takakura's insolvency. If the financial institutions exercise their put options, the Company will be able to terminate these lease contracts with Takakura. The borrowings of Takakura from the financial institutions and minimum lease payment under these lease contracts as at February 20, 2004 were ¥6,622 million ($60,752 thousand) and ¥9,833 million ($90,211 thousand), respectively.

19. SIGNIFICANT LITIGATION

Mycal is in separate litigation with two of its creditors, IBJ Leasing Co., Ltd. and Showa Leasing Co., Ltd., relating to disputes over the determinations made by the trustees supervising Mycal's corporate reorganization proceedings as to the values of their secured claims with respect to rental space and equipment provided to Mycal. In addition, Mycal Kyushu is in litigation with its creditor, IBJ Leasing Co., Ltd., relating to a similar dispute. The amount claimed against Mycal by IBJ Leasing Co., Ltd. is ¥6,878 million ($63,108 thousand) and by Showa Leasing Co., Ltd. is ¥1,247 million ($11,440 thousand). The amounts claimed against Mycal Kyushu by IBJ Leasing Co., Ltd. is ¥3,618 million ($33,196 thousand).

20. NET INCOME PER SHARE

Basic and diluted net income per share ("EPS") for the years ended February 20, 2002, 2003 and 2004 are as follows:

	Millions of Yen	Thousands of Shares	Yen
Year Ended February 20, 2002	Net Income	Weighted-average Shares	EPS
Basic EPS:			
Net loss	¥(16,139)		
Bonuses to directors and corporate auditors	297		
Net loss available to common shareholders	¥(16,436)	331,117	¥(49.64)

Diluted EPS is not disclosed because of net loss position.

	Millions of Yen	Thousands of Shares	Yen
Year Ended February 20, 2003	Net Income	Weighted-average Shares	EPS
Basic EPS:			
Net income	¥51,257		
Bonuses to directors and corporate auditors	373		
Net income available to common shareholders	50,884	330,988	¥153.73
Effect of dilutive securities—Convertible bonds		2,084	
Diluted EPS—Net income for computation	¥50,884	333,073	¥152.77

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
Year Ended February 20, 2004	Net Income	Weighted-average Shares	EPS	
Basic EPS:				
Net income	¥55,315			
Bonuses to directors and corporate auditors	178			
Net income available to common shareholders	¥55,137	333,025	¥165.57	$1.52

Diluted EPS is not disclosed because it is anti-dilutive because there are no dilutive securities.

21. RELATED PARTY TRANSACTIONS

The president of the Company is the court-appointed reorganization trustee of companies under reorganization proceedings such as Mycal and Mycal Kyushu. Balances and transactions with these companies for the years ended February 20, 2002, 2003 and 2004 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Notes and accounts receivable—trade	¥21	¥ 95	¥ 415	$ 3,807
Investment and other asset—other (claims to Mycal Kyushu)		1,224	1,224	11,229
Construction payable		100		
Sales of merchandise	20	301	2,094	19,211
Purchase of fixed leasehold deposits to lessors			5,589	51,275
Purchase of land and buildings		595		

Notes: 1. The Company purchased certain unsecured claims from general creditors of Mycal Kyushu at prices which equal the planned repayment amounts as defined in the reorganization proceedings.
2. The balances shown above for the year ended February 20, 2004, represents the balances at the time of consolidation in November 2003.
3. Transactions made after the acquisition of these corporations are not included above.
4. These transactions are on an arm's length basis and in the normal course of business.

22. SEGMENT INFORMATION

The Company separates its operations into four segments, which consist of general merchandise store and other retail store operations, specialty store operations, shopping center ("SC") development operations and service and other operations, and reviews operating results of the segments to make decisions about resources to be allocated to the segments and to assess its performance regularly.

The general merchandise store and other retail store operations include mainly general merchandise store, supermarket, convenience store and department store operations. Stores in this segment offer various types of goods. The specialty store operations include women's apparel, casual wear items for men and women, cosmetics and toiletries, and shoes. The Company management assesses the operating results of stores categorized in this segment separately from those of general merchandise stores because of the differences in target customers and level of value added to the merchandise. The SC development operations provide store development and rental services. The service and other operations segment includes credit card operations, consumer financing, amusement facility operator, restaurants and store maintenance.

The Company also separates its operations into three geographic areas, which consist of Japan, North America and others. This segmentation is based on location of operations.

Information about industry segments, geographic segments and sales to foreign customers of the Company and consolidated subsidiaries for the years ended February 20, 2002, 2003 and 2004, is as follows.

(1) Industry Segments

a. Sales and Operating Income

	Millions of Yen					
	2002					
	General Merchandise Store and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Sales to customers	¥2,216,964	¥438,808	¥23,089	¥253,730		¥2,934,592
Intersegment sales	20,156	129	16,484	198,650	¥(235,422)	
Total revenues	2,239,120	438,937	39,574	452,381	(235,422)	2,934,592
Operating expenses	2,192,267	403,137	29,253	421,051	(235,339)	2,815,370
Operating income	¥ 46,853	¥ 30,800	¥10,320	¥ 31,330	¥ (82)	¥ 119,222

b. Total Assets, Depreciation and Capital Expenditures

	Millions of Yen					
	2002					
	General Merchandise Store and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Total assets	¥1,100,401	¥225,860	¥218,866	¥491,895	¥(70,444)	¥1,967,599
Depreciation	45,127	9,910	7,605	8,067		70,710
Capital expenditures	74,790	16,327	24,287	11,470		126,875

Notes: 1. Total assets of "Eliminations/corporate" at February 20, 2002 include corporate assets, consisting primarily of cash, time deposits, securities, other current assets and investment securities maintained with regard to corporate finance activities. Corporate assets as of February 20, 2002 were ¥27,614 million.
2. The effect of adopting a new accounting standard for employee's retirement benefits described in Note 2 was to decrease operating income of general merchandise store and other retail store operations by ¥596 million, increase operating income of specialty store operations, SC development operations and service and other operations by ¥129 million, ¥19 million and ¥168 million, respectively.

a. Sales and Operating Income

	Millions of Yen					
	2003					
	General Merchandise Store and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Sales to customers	¥2,354,778	¥449,098	¥27,544	¥255,083		¥3,086,504
Intersegment sales	21,161	753	17,307	221,426	¥(260,649)	
Total revenues	2,375,939	449,852	44,851	476,509	(260,649)	3,086,504
Operating expenses	2,322,411	421,431	32,590	438,238	(260,339)	2,954,332
Operating income	¥ 53,528	¥ 28,420	¥12,261	¥ 38,271	¥ (309)	¥ 132,172

b. Total Assets, Depreciation and Capital Expenditures

	Millions of Yen					
	2003					
	General Merchandise Store and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Total assets	¥1,110,995	¥248,696	¥221,547	¥529,023	¥(95,395)	¥2,013,067
Depreciation	55,574	10,629	7,978	8,123		82,306
Capital expenditures	56,633	16,106	15,737	9,756		98,236

Notes: 1. Total assets of "Eliminations/corporate" at February 20, 2003 include corporate assets, consisting primarily of cash, time deposits, securities, other current assets and investment securities maintained with regard to corporate finance activities. Corporate assets as of February 20, 2003 were ¥13,323 million.

2. The effect of the change in the accounting for revenue recognition of the consolidated financial services subsidiaries described in Note 3 was to increase operating income of service and other operations by ¥1,342 million.

a. Sales and Operating Income

	Millions of Yen					
	2004					
	General Merchandise Store and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Sales to customers	¥2,813,646	¥447,339	¥32,535	¥252,694		¥3,546,215
Intersegment sales	23,362	1,821	16,705	249,267	¥(291,157)	
Total revenues	2,837,009	449,161	49,240	501,962	(291,157)	3,546,215
Operating expenses	2,789,105	425,057	35,391	456,169	(291,719)	3,414,003
Operating income	¥ 47,903	¥ 24,104	¥13,849	¥ 45,792	¥ 562	¥ 132,212

b. Total Assets, Depreciation and Capital Expenditures

	Millions of Yen					
	2004					
	General Merchandise Store and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Total assets	¥1,652,014	¥222,520	¥255,723	¥603,228	¥(124,215)	¥2,609,271
Depreciation	53,758	9,915	7,594	7,702		78,971
Capital expenditures	91,801	14,695	17,077	9,665		133,239

a. Sales and Operating Income

	Thousands of U.S. Dollars					
	2004					
	General Merchandise Store and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Sales to customers	$25,813,272	$4,104,032	$298,487	$2,318,299		$32,534,091
Intersegment sales	214,333	16,714	153,259	2,286,860	$(2,671,167)	
Total revenues	26,027,605	4,120,746	451,746	4,605,160	(2,671,167)	32,534,091
Operating expenses	25,588,119	3,899,607	324,690	4,185,045	(2,676,328)	31,321,134
Operating income	$ 439,486	$ 221,139	$127,055	$ 420,115	$ 5,160	$ 1,212,957

b. Total Assets, Depreciation and Capital Expenditures

	Thousands of U.S. Dollars					
	2004					
	General Merchandise Store and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Total assets	$15,156,097	$2,041,467	$2,346,087	$5,534,208	$(1,139,593)	$23,938,269
Depreciation	493,197	90,972	69,678	70,663		724,510
Capital expenditures	842,218	134,816	156,672	88,676		1,222,384

Note: Total assets of "Eliminations/corporate" at February 20, 2004 include corporate assets, consisting primarily of cash, time deposits, securities, other current assets and investment securities maintained with regard to corporate finance activities. Corporate assets as of February 20, 2004 were ¥16,342 million ($149,929 thousand).

(2) Geographical Segments

The geographical segments of the Company and its subsidiaries for the years ended February 20, 2002, 2003 and 2004 are summarized as follows:

	Millions of Yen				
	2002				
	Japan	North America	Others	Eliminations/ Corporate	Consolidated
Sales to customers	¥2,587,748	¥208,104	¥138,736		¥2,934,592
Interarea transfer	752	1,809	990	¥ (3,562)	
Total revenues	2,588,501	209,914	139,726	(3,562)	2,934,592
Operating expenses	2,504,650	183,720	130,546	(3,547)	2,815,370
Operating income	¥ 83,851	¥ 26,193	¥ 9,181	¥ (5)	¥ 119,222
Total assets	¥1,670,073	¥120,732	¥153,060	¥23,732	¥1,967,599

Notes: 1. Major countries and areas included in each geographic segment are as follows:
North America: the United States of America and Canada
Others: China, Malaysia, Thailand and Australia

2. Total assets of "Eliminations/corporate" at February 20, 2002 include corporate assets, consisting primarily of cash, time deposits, securities, other current assets and investment securities maintained with regard to corporate finance activities. Corporate assets as of February 20, 2002 were ¥27,514 million.

3. The effect of adopting a new accounting standard for employee's retirement benefits described in Note 2.i was to decrease operating income of Japan segment by ¥658 million.

	Millions of Yen				
	2003				
	Japan	North America	Others	Eliminations/ Corporate	Consolidated
Sales to customers	¥2,722,929	¥206,964	¥156,610		¥3,086,504
Interarea transfer	966	1,634	1,653	¥(4,254)	
Total revenues	2,723,895	208,599	158,263	(4,254)	3,086,504
Operating expenses	2,623,748	184,597	150,241	(4,254)	2,954,332
Operating income	¥ 100,147	¥ 24,001	¥ 8,022		¥ 132,172
Total assets	¥1,742,145	¥110,544	¥150,634	¥ 9,742	¥2,013,067

Notes: 1. Major countries and areas included in each geographic segment are as follows:
North America: the United States of America and Canada
Others: China, Malaysia, Thailand and Australia

2. Total assets of "Eliminations/corporate" at February 20, 2003 include corporate assets, consisting primarily of cash, time deposits, securities, other current assets and investment securities maintained with regard to corporate finance activities. Corporate assets as of February 20, 2003 were ¥13,388 million.

3. The effect of the change in the accounting for revenue recognition of the consolidated financial services subsidiaries described in Note 3 was to increase operating income of Japan and others by ¥1,337 million and ¥5 million.

	Millions of Yen 2004				
	Japan	North America	Others	Eliminations/ Corporate	Consolidated
Sales to customers	¥3,181,219	¥183,894	¥181,102		¥3,546,215
Interarea transfer	1,222	1,335	1,325	¥(3,884)	
Total revenues	3,182,442	185,229	182,428	(3,884)	3,546,215
Operating expenses	3,078,856	165,563	173,467	(3,883)	3,414,003
Operating income	¥ 103,586	¥ 19,666	¥ 8,960	¥ (1)	¥ 132,212
Total assets	¥2,329,576	¥112,418	¥163,355	¥ 3,920	¥2,609,271

	Thousands of U.S. Dollars 2004				
	Japan	North America	Others	Eliminations/ Corporate	Consolidated
Sales to customers	$29,185,499	$1,687,101	$1,661,490		$32,534,091
Interarea transfer	11,218	12,256	12,162	$(35,637)	
Total revenues	29,196,717	1,699,357	1,673,653	(35,637)	32,534,091
Operating expenses	28,246,386	1,518,927	1,591,447	(35,627)	31,321,134
Operating income	$ 950,330	$ 180,429	$ 82,205	$ (9)	$ 1,212,957
Total assets	$21,372,261	$1,031,360	$1,498,675	$35,971	$23,938,269

Notes: 1. Major countries and areas included in each geographic segment are as follows:
North America: the United States of America and Canada
Others: China, Korea, Malaysia, Thailand, Singapore and Australia

2. Total assets of "Eliminations/corporate" at February 20, 2004 include corporate assets, consisting primarily of cash, time deposits, securities, other current assets and investment securities maintained with regard to corporate finance activities. Corporate assets as of February 20, 2004 were ¥16,342 million ($149,929 thousand).

(3) Sales to Foreign Customers

Sales to foreign customers for the years ended February 20, 2002, 2003 and 2004 amounted to ¥346,843 million, ¥355,575 million and ¥364,996 million ($3,348,557 thousand), respectively.

Note: The effect of the change in the accounting for revenue recognition of the consolidated financial services subsidiaries described in Note 3 was to increase sales to foreign customers for the year ended February 20, 2003 by ¥5 million.

23. SUBSEQUENT EVENTS

a. Change in Employees' Retirement Benefits Plans

With the approval of ÆON Pension Fund (ÆON Koseinenkin Kikin) representatives' meeting on March 11, 2004, the Company and certain consolidated domestic subsidiaries applied on March 31, 2004, for transfer of the substitutional portion of the past pension obligation under the governmental pension program to the government, and also for the transfer of a portion of the remaining fund assets to the defined contribution pension plan. The effect of this transfer is expected to decrease income before income taxes and minority interests by approximately ¥7,900 million ($72,477 thousand) for the year ending February 20, 2005.

b. Appropriations of Retained Earnings

The following appropriations of retained earnings at February 20, 2004 were resolved at the Board of Directors meeting held on April 7, 2004:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥22 ($0.2) per share	¥7,326	$67,215

c. Issuance of New Shares

On July 16, 2004, the Company decided to offer 27,000,000 new shares of common stock in a global offering. Of the offered shares, the Company plans to offer 16,200,000 shares in Japan and 10,800,000 shares outside of Japan. Other terms of this offering, including offer price per share, are scheduled to be fixed during the period from July 29, 2004 to August 3, 2004. Payment for the shares is scheduled during the period from August 6, 2004 to August 10, 2004. Holders of the shares being offered in the global offering will be considered to have been shareholders since February 21, 2004 for purposes of the year-end dividend for the fiscal year ending February 20, 2005. The Company intends to use the proceeds from the offering primarily for opening new stores and renovation of existing stores.

The Company also decided to issue up to an additional 2,430,000 shares of common stock through an over-allotment program in Japan at the same issue price per share as the offer price in the global offering, above.

d. Stock Split

On July 16, 2004, the Company decided to make a stock split by way of a free share distribution at the rate of 2 shares for each outstanding share as of August 20, 2004, effective October 18, 2004.

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan
Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
ÆON Co., Ltd.:

We have audited the accompanying consolidated balance sheets of ÆON Co., Ltd. and consolidated subsidiaries as of February 20, 2002, 2003 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ÆON Co., Ltd. and consolidated subsidiaries as of February 20, 2002, 2003 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

As discussed in Note 2.i to the consolidated financial statements, effective February 21, 2001, ÆON Co., Ltd. and consolidated domestic subsidiaries adopted a new accounting standard for employees' retirement benefits.

As discussed in Note 2.h to the consolidated financial statements, as of February 20, 2003, ÆON Co., Ltd. and consolidated domestic subsidiaries changed their method of accounting for store closing expenses.

As discussed in Note 23.a to the consolidated financial statements, there was a subsequent event regarding the amendment of the pension plan of ÆON Co., Ltd. and certain consolidated domestic subsidiaries.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

May 19, 2004, except for Notes 23.c and 23.d, as to which the date is July 16, 2004

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